OPKO





April 26, 2011

Dear Stockholder:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Stockholders of OPKO Health, Inc. to be held at its headquarters at 4400 Biscayne Blvd., Miami, Florida 33137, on Thursday, June 9, 2011, beginning at 10:00 a.m. local time.

The attached Notice of Annual Meeting and Proxy Statement describe the matters expected to be acted upon at the Annual Meeting. At the Annual Meeting, you will have an opportunity to meet management and ask questions.

Whether or not you plan to attend the Annual Meeting, it is important that you vote your shares. Regardless of the number of shares you own, please promptly vote your shares via the internet or by marking, signing, dating, and returning the enclosed proxy card to us in the enclosed postage paid envelope. If you sign and return your proxy card without specifying your choices, your shares will be voted in accordance with the recommendations of the Board of Directors contained in the Proxy Statement.

We look forward to seeing you on June 9, 2011 and urge you to return your proxy card as soon as possible.

Sincerely,

Phillip Frost
Chairman and Chief Executive Officer

OPKO HEALTH, INC.
4400 Biscayne Blvd.
Miami, FL 33137

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD JUNE 9, 2011

Notice is hereby given that the Annual Meeting of Stockholders (the "Annual Meeting") of OPKO Health, Inc., a Delaware corporation (the "Company"), will be held at the Company's headquarters at 4400 Biscayne Blvd., Miami, Florida, 33137, on Thursday, June 9, 2011, beginning at 10:00 a.m., local time, for the following purposes:

1. To elect as directors the ten nominees named in the attached proxy statement for a term of office expiring at the 2012 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To take a non-binding advisory vote on the compensation paid to the Company's named executive officers ("Say on Pay");

3. To take a non-binding advisory vote on the frequency of the advisory vote on Say on Pay in future years ("Say on Frequency"); and

4. To transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Holders of record of our common stock, par value $0.01 per share, our Series A Preferred Stock, par value $0.01 per share, and our 8% Series D Cumulative Convertible Preferred Stock, par value $.01 per share, at the close of business on April 12, 2011, will be entitled to notice of and to vote at the Annual Meeting or any adjournments thereof.

Please sign, date, and return the enclosed proxy in the postage paid, self-addressed envelope provided, or vote by Internet (instructions are on your proxy card). Management asks that you do this whether or not you plan to attend the Annual Meeting. Should you attend, you may, if you wish, withdraw your proxy and vote your shares in person.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on June 9, 2011

The Proxy Statement and 2010 Annual Report are available at www.opko.com.

By Order of the Board of Directors,



Kate Inman
Secretary

Miami, Florida
April 26, 2011

OPKO HEALTH, INC.

PROXY STATEMENT FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD THURSDAY, JUNE 9, 2011

This proxy statement is furnished by the Board of Directors ("Board") of OPKO Health, Inc. (the "Company" or "we," "us" or "our") in connection with the solicitation of proxies to be voted at the Annual Meeting of Stockholders of the Company that will be held at the Company's headquarters at 4400 Biscayne Blvd., Miami, Florida 33137, on Thursday, June 9, 2011, beginning at 10:00 a.m., local time, and all adjournments thereof (the "Annual Meeting"), for the purposes set forth in the accompanying Notice of Annual Meeting.

Our Board has fixed the close of business on April 12, 2011, as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or any adjournments thereof. As of that date, there were issued and outstanding 284,769,747 shares of our common stock, par value $0.01 per share, 722,700 shares of our Series A Preferred Stock, par value $0.01 per share, and 1,209,677 shares of our 8% Series D Cumulative Convertible Preferred Stock, par value $.01 per share ("Series D Preferred Stock"). The holders of our common stock and Series A Preferred Stock are each entitled to one vote for each outstanding share on all matters submitted to our stockholders and holders of our Series D Preferred Stock vote on an as-converted to common stock basis. As of April 12, 2011, each share of Series D Preferred Stock was convertible into approximately eleven shares of common stock.

A nominee for director will be elected to the Board, if the votes cast in favor of a nominee by the holders of shares of our common stock, Series A Preferred Stock, and Series D Preferred Stock present or represented and entitled to vote at the Annual Meeting at which a quorum is present and voting together as a single class, exceed the votes cast against a nominee. In addition, each of the Say on Pay proposal and the Say on Frequency proposal will be approved if the votes cast in favor of each of the proposals by the holders of shares of our common stock, Series A Preferred Stock, and Series D Preferred Stock present or represented and entitled to vote at the Annual Meeting at which a quorum is present and voting together as a single class, exceed the votes cast against each of the proposals. Because your vote on the Say on Pay proposal is advisory, it will not be binding on the Board of Directors or the Company. However, the Compensation Committee will take into account the outcome of the Say on Pay vote when considering future executive compensation arrangements. Additionally, the Say on Frequency vote is not binding on the Board of Directors or the Compensation Committee, and the Company may determine to hold an advisory vote on executive compensation more or less frequently than may be indicated by this advisory vote of our stockholders. Any other matter that may be submitted to a vote of our stockholders at the Annual Meeting will be approved if the number of shares of common stock, Series A Preferred Stock, and Series D Preferred Stock voted for the proposal exceed the votes cast against the proposal, unless such matter is one for which a greater vote is required by law or our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws.

The presence, in person or by proxy, of holders of a majority of our outstanding common and preferred stock constitutes a quorum at the Annual Meeting. Shares of our stock represented by proxies that reflect abstentions will be counted for the purpose of determining the existence of a quorum at the Annual Meeting but will have no effect on the election of directors, the Say on Pay proposal, or the Say on Frequency proposal. Shares of stock represented by proxies that reflect "broker non-votes" (i.e., stock represented at the Annual Meeting by proxies held by brokers or nominees as to which (i) the brokers or nominees have not received instructions from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) will not be counted for the purpose of determining the existence of a quorum at the Annual Meeting and will have no effect on matters for which brokers or banks do not have discretionary authority. A broker does not have the discretion to vote on the election of directors, the non-binding advisory vote on the Say on Pay proposal, or the non-binding advisory vote on the Say on Frequency proposal. Thus, a broker non-vote will have no effect on the election of directors, the non-binding advisory vote on the Say on Pay proposal, and the non-binding advisory vote on the Say on Frequency proposal.

Any stockholder giving a proxy will have the right to revoke it at any time prior to the time it is voted. A proxy may be revoked by: (i) written notice to us at or prior to the Annual Meeting, attention: Secretary; (ii) execution of a subsequent proxy; (iii) attendance and voting in person at the Annual Meeting; or (iv) re-voting by Internet (only your latest internet vote will be counted). Attendance at the Annual Meeting will not automatically revoke the proxy. All shares of our stock represented by effective proxies will be voted at the Annual Meeting or at any adjournment thereof. **Unless otherwise specified in the proxy, shares of our stock represented by proxies will be voted: (i) FOR the election of the Board's nominees for directors; (ii) FOR the approval of the Say on Pay proposal; (iii) for the selection of "three years" as the frequency with which stockholders are provided an advisory vote on Say on Pay; and (iv) in the discretion of the proxy holders with respect to such other matters as may properly come before the Annual Meeting.**

Our executive offices are located at 4400 Biscayne Blvd., Miami, Florida 33137. Mailing to stockholders of record on April 12, 2011 of the Notice of Annual Meeting, this proxy statement, the accompanying form of proxy and our Annual Report to Stockholders for our fiscal year ended December 31, 2010 ("fiscal 2010") will commence on or around April 26, 2011.

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of our voting stock as of April 12, 2011, held by (i) each stockholder known by us to beneficially own more than 5% of the outstanding shares of any class of voting stock; (ii) our directors and nominees; (iii) our Named Executive Officers in 2010 as defined in the paragraph preceding the Summary Compensation Table and our current executive officers; and (iv) all current directors and executive officers as a group. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o OPKO Health, Inc., 4400 Biscayne Blvd., Miami, FL 33137.

Name and Address of Beneficial Owner	Class of Security	Amount and Nature Beneficial Ownership	Percentage of Class**
Frost Gamma Investments Trust	Common Stock	138,007,510 (1)	45.51%
	Series D Preferred	252,019 (2)	20.83%
The Frost Group, LLC	Common Stock	20,286,704 (3)	7.01%
Phillip Frost, M.D. CEO & Chairman of the Board	Common Stock	139,520,010 (4)	45.78%
	Series D Preferred	252,019 (2)	20.83%
Jane H. Hsiao, Ph.D., MBA Vice Chairman of the Board & Chief Technical Officer	Common Stock	26,919,448 (5)	9.29%
	Series D Preferred	80,645 (6)	6.67%
Steven D. Rubin Executive Vice President – Administration and Director	Common Stock	6,066,858 (7)	2.12%
Rao Uppaluri, Ph.D. Senior Vice President and Chief Financial Officer	Common Stock	5,636,439 (8)	1.97%
Robert Baron, Director	Common Stock	413,000 (9)	*
John A. Paganelli, Director	Common Stock	370,000 (10)	*
Richard A. Lerner, M.D., Director	Common Stock	130,000 (11)	*
Pascal J. Goldschmidt, M.D., Director	Common Stock	100,000 (12)	*
Richard C. Pfenniger, Jr., Director	Common Stock	150,000 (13)	*
Thomas E. Beier, Director	Common Stock	200,000 (14)	*
Alice Lin-Tsing Yu, M.D., Ph.D., Director	Common Stock	60,000 (15)	*
ASTRAEA Holdings Limited	Series D Preferred	80,645	6.67%
Brilliant Champion Resources Limited	Series D Preferred	80,645	6.67%
Grandtime Associates Limited	Series D Preferred	120,970	10.00%
Kwang Shun Company Limited	Series D Preferred	403,225	33.33%
Oracle Partners, L.P.	Series D Preferred	80,645	6.67%
Michael C. Bates	Series A Preferred	53,067	7.34%
Edward A. Burkhardt	Series A Preferred	132,111	18.28%
Forsyth Investments, Ltd.	Series A Preferred	79,262	10.97%
Denis J. Nayden	Series A Preferred	73,331	10.15%
Gary J. Strauss	Series A Preferred	53,067	7.34%
Thames Investment Services Inc.	Series A Preferred	52,994	7.33%
All Executive Officers and Directors as a group (11 persons)	Common Stock	179,565,755	57.15%
	Series D Preferred	332,664	27.50%

* Less than 1%

** Percentages of common stock based upon 284,769,747 shares of our common stock issued and outstanding at April 12, 2011; percentages for Series A Preferred Stock based upon 722,700 shares of our Series A Preferred Stock issued and outstanding at April 12, 2011; percentages for our Series D Preferred Stock based upon 1,209,677 shares of our Series D Preferred Stock issued and outstanding at April 12, 2011.

(1) Includes warrants to purchase 10,831,141 shares of common stock and 2,822,613 shares of common stock issuable as of April 12, 2011 upon conversion of 252,019 shares of Series D Preferred Stock. Also includes 15,490,546 shares of common stock and warrants to purchase 4,796,158 shares of common stock held by The Frost Group, LLC, of which Frost Gamma Investments Trust is a principal member. Frost Gamma Investments Trust disclaims beneficial ownership of the common stock and warrants held by The Frost Group, LLC, except to the extent of its pecuniary interest therein.

(2) Includes 252,019 shares of Series D Preferred Stock held by Frost Gamma Investments Trust. Dr. Frost is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma Inc. and the sole stockholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole stockholder of Frost-Nevada Corporation.

(3) Includes warrants to purchase 4,796,158 shares of common stock.

(4) Includes 104,067,052 shares of common stock, warrants to purchase 10,831,141 shares of common stock, and 2,822,613 shares of common stock issuable as of April 12, 2011 upon conversion of 252,019 shares of Series D Preferred Stock held by Frost Gamma Investments Trust. It also includes options to purchase 1,512,500 shares of common stock held by Dr. Frost. Dr. Frost is the trustee and Frost Gamma, Limited Partnership is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma, Limited Partnership. The general partner of Frost Gamma, Limited Partnership is Frost Gamma Inc. and the sole stockholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole stockholder of Frost-Nevada Corporation. The number of shares included above also includes 15,490,546 shares of common stock and warrants to purchase 4,796,158 shares of common stock owned directly by The Frost Group, LLC. Frost Gamma Investments Trust is a principal member of The Frost Group, LLC. Dr. Frost and the Frost Gamma Investments Trust disclaim beneficial ownership of these shares of common stock and warrants to purchase common stock, except to the extent of any pecuniary interest therein.

(5) Includes warrants to purchase 2,936,580 shares of common stock and options to purchase 1,100,000 shares of common stock. Also includes 1,000,000 shares of common stock held by each of The Chiin Hsiung Hsiao Family Trust A and The Chiin Hsiung Hsiao Family Trust B, for which Dr. Hsiao serves as the sole trustee of both, warrants to purchase 201,613 shares of common stock, 3,097,800 shares of common stock and 903,224 shares of common stock issuable as of April 12, 2011 upon conversion of 80,645 shares of Series D Preferred Stock held by Hsu Gamma Investment, L.P, for which Dr. Hsiao serves as General Partner. Dr. Hsiao is a member of the Frost Group, LLC, which holds 15,490,546 shares of common stock and warrants to purchase 4,796,158 shares of common stock. Dr. Hsiao disclaims beneficial ownership of the shares of common stock and warrants held by The Frost Group, LLC, except to the extent of any pecuniary interest therein.

(6) Includes 80,645 shares of Series D Preferred Stock held by Hsu Gamma Investment, L.P., for which Dr. Hsiao serves as general partner.

(7) Includes warrants to purchase 1,036,440 shares of common stock and options to purchase 841,250 shares of common stock. Mr. Rubin is a member of the Frost Group, LLC, which holds 15,490,546 shares of common stock and warrants to purchase 4,796,158 shares of common stock. Mr. Rubin disclaims beneficial ownership of the shares of common stock and warrants held by The Frost Group, LLC, except to the extent of any pecuniary interest therein.

(8) Includes warrants to purchase 950,070 shares of common stock and options to purchase 702,500 shares of common stock. It also includes 161,000 shares held directly by Dr. Uppaluri's wife. Dr. Uppaluri is a member of the Frost Group, LLC, which holds 15,490,546 shares of common stock and warrants to purchase 4,796,158 shares of common stock. Dr. Uppaluri disclaims beneficial ownership of the shares of common stock and warrants held by The Frost Group, LLC, except to the extent of any pecuniary interest therein. Dr. Uppaluri also disclaims ownership of 161,000 shares held by his wife.

(9) Includes options to acquire 155,000 shares of common stock exercisable within 60 days of April 12, 2011.

(10) Includes options to acquire 155,000 shares of common stock exercisable within 60 days of April 12, 2011.

(11) Includes options to acquire 100,000 shares of common stock exercisable within 60 days of April 12, 2011.

(12) Includes options to acquire 100,000 shares of common stock exercisable within 60 days of April 12, 2011.

[13] Includes options to acquire 100,000 shares of common stock exercisable within 60 days of April 12, 2011.

[14] Includes options to acquire 100,000 shares of common stock exercisable within 60 days of April 12, 2011.

[15] Includes options to acquire 60,000 shares of common stock exercisable within 60 days of April 12, 2011.

PROPOSAL ONE:

ELECTION OF DIRECTORS

Nominees for Election of Directors

Pursuant to the authority granted to our Board of Directors under Article III of our Amended and Restated Bylaws, the Board has fixed the number of directors constituting the entire Board at ten. All ten directors are to be elected at the Annual Meeting, each to hold office until the 2012 annual meeting of stockholders and until his successor is duly elected and qualified. Each stockholder of record on April 12, 2011 is entitled to cast one vote for each share of our common stock and Series A Preferred Stock, and each stockholder of record on April 12, 2011 of our Series D Preferred Stock is entitled to vote on an as converted to common stock basis, either in favor of or against the election of each nominee, or to abstain from voting on any or all nominees. As of April 12, 2011, each share of our Series D Preferred Stock is convertible into eleven shares of common stock. All shares of our common stock, Series A Preferred Stock, and Series D Preferred Stock vote together as a single class. Although management does not anticipate that any nominee will be unable or unwilling to serve as director, in the event of such an occurrence, proxies may be voted in the discretion of the persons named in the proxy for a substitute designated by the Board, unless the Board decides to reduce the number of directors constituting the Board. Each nominee shall be elected if the votes cast in favor of a nominee by the holders of shares of our common stock, Series A Preferred Stock, and Series D Preferred Stock present or represented and entitled to vote at the Annual Meeting at which a quorum is present, exceed the votes cast against a nominee.

The following sets forth information provided by the nominees as of April 12, 2011, all of whom are currently serving as directors of the Company and all of whom have consented to serve if reelected by our stockholders.

Name of Nominee	Age	Year First Elected/ Nominated Director	Positions and Offices with the Company
Phillip Frost, M.D.	74	2007	Chairman of the Board and Chief Executive Officer
Jane H. Hsiao, Ph.D.	63	2007	Vice Chairman of the Board and Chief Technical Officer
Steven D. Rubin	50	2007	Director and Executive Vice President-Administration
Robert A. Baron	71	2003	Director
Thomas E. Beier	65	2008	Director
Pascal J. Goldschmidt, M.D.	57	2007	Director
Richard A. Lerner, M.D.	72	2007	Director
John A. Paganelli	76	2003	Director
Richard C. Pfenniger, Jr.	55	2008	Director
Alice Lin-Tsing Yu, M.D., Ph.D.	67	2009	Director

Phillip Frost, M.D. Dr. Frost became the CEO and Chairman of OPKO Health, Inc. upon the consummation of the merger of Acuity Pharmaceuticals Inc., Froptix Corporation and eXegenics, Inc. on March 27, 2007. Dr. Frost was named the Chairman of the Board of Teva Pharmaceutical Industries, Limited, or Teva, (NasdaqGS:TEVA) in March 2010 and had previously been Vice Chairman since January 2006 when Teva acquired IVAX Corporation, or IVAX. Dr. Frost had served as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation since 1987. He was Chairman of the Department of Dermatology at Mt. Sinai Medical Center of Greater Miami, Miami Beach, Florida from 1972 to 1986. Dr. Frost was Chairman of the Board of Directors of Key Pharmaceuticals, Inc. from 1972 until the acquisition of Key Pharmaceuticals by Schering Plough Corporation in 1986. Dr. Frost was named Chairman of the Board of Ladenburg Thalmann Financial Services Inc. (NYSE Amex:LTS), an investment banking, asset management, and securities brokerage firm providing services through its principal operating subsidiary, Ladenburg Thalmann & Co. Inc., in July 2006 and has been a director of Ladenburg Thalmann from 2001 until 2002 and again since 2004. Dr. Frost also serves as Chairman of the Board of Directors of PROLOR Biotech, Inc. (NYSE Amex: PBTH), a development stage biopharmaceutical company. He serves as a member of the Board of Trustees of the University of Miami and as a Trustee of each of the Scripps Research Institute, the Miami Jewish Home for the Aged, and the Mount Sinai Medical Center. Dr. Frost is also a director of Castle Brands (NYSE Amex:ROX), a developer and marketer of premium brand spirits, and Continucare Corporation (NYSE Amex:CNU), a provider of outpatient healthcare services. Dr. Frost previously served as a director for Northrop Grumman Corp., Ideation Acquisition Corp., Protalix Bio Therapeutics, Inc., and SafeStitch Medical Inc., and as Governor and Co-Vice-Chairman of the American Stock Exchange (now NYSE Amex).

Dr. Frost has successfully founded several pharmaceutical companies and overseen the development and commercialization of a multitude of pharmaceutical products. This combined with his experience as a physician and chairman and/or chief executive officer of large pharmaceutical companies has given him insight into virtually every facet of the pharmaceutical business and drug development and commercialization process. He is a demonstrated leader with keen business understanding and is uniquely positioned to help guide our company through its transition from a development stage company into a successful, multinational biopharmaceutical and diagnostics company.

Jane H. Hsiao, Ph.D., MBA. Dr. Hsiao has served as Vice-Chairman and Chief Technical Officer of the Company since May 2007. Dr. Hsiao served as the Vice Chairman-Technical Affairs of IVAX from 1995 to January 2006. Dr. Hsiao served as Chairman, Chief Executive Officer and President of IVAX Animal Health, IVAX's veterinary products subsidiary, from 1998 to 2006. Dr. Hsiao has served as Chairman of the Board of each of Safestitch Medical, Inc. (OTCQB:SFES) and Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), both medical device companies, since September 2007 and October 2008, respectively. Dr. Hsiao is also a director of PROLOR Biotech, Inc. (NYSE Amex: PBTH), a development stage biopharmaceutical company, Sorrento Therapeutics, Inc. (OTCBB:SRNE), a development stage biopharmaceutical company, and Neovasc, Inc. (TSXV:NVC), a company developing and marketing medical specialty vascular devices. Dr. Hsiao previously served as a director for IVAX Diagnostics, Inc. and Protalix BioTherapeutics, Inc.

Dr. Hsiao's background in pharmaceutical chemistry and strong technical expertise, as well as her senior management experience, allow her to play an integral role in overseeing our product development and regulatory affairs and in navigating the regulatory pathways for our products and product candidates. In addition, as a result of her role as director and/or chairman of other companies in the biotechnology and life sciences space, she also has a keen understanding and appreciation of the many regulatory and development issues confronting pharmaceutical and biotechnology companies.

Steven D. Rubin. Mr. Rubin has served as Executive Vice President - Administration since May 2007 and as a director of the Company since February 2007. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX from August 2001 until September 2006. Mr. Rubin currently serves on the board of directors of Dreams, Inc. (NYSE Amex:DRJ), a vertically integrated sports licensing and products company, Safestitch Medical, Inc. (OTCQB:SFES), a medical device company, Searchmedia Holdings, Ltd, (NYSEAmex:IDI), a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China, PROLOR Biotech, Inc. (NYSE Amex: PBTH), a development stage biopharmaceutical company, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to 5 year olds, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cardo Medical, Inc. (OTCBB:CDOM), an early-stage orthopedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices, Castle Brands, Inc. (NYSE Amex:ROX), a developer and marketer of premium brand spirits, and Neovasc, Inc. (TSXV:NVC), a company developing and marketing medical specialty vascular devices. Mr. Rubin previously served as a director for Ideation Acquisition Corp.

Mr. Rubin brings extensive leadership, business, and legal experience, as well as tremendous knowledge of our business and the pharmaceutical industry generally, to the Board. He has advised pharmaceutical companies in several aspects of business, regulatory, transactional, and legal affairs for more than 23 years. His experience as a practicing lawyer, general counsel, and board member to multiple public companies, including several pharmaceutical and life sciences companies, has given him broad understanding and expertise, particularly relating to strategic planning and acquisitions.

Robert A. Baron. Mr. Baron has served as a director of the Company since 2003. Mr. Baron is currently Chairman of the Board of Hemobiotech, Inc. (OTCBB:HMBT), a development stage biopharmaceutical company, and Andover Medical, Inc. (Pink Sheets:ADOV.PK), a durable medical equipment distributor. Prior to that he was president of Cash City, Inc., a payday advance and check cashing business, from 1999 to 2003. From 1997 to 1999, Mr. Baron was the president of East coast operations for CSS/TSC, Inc., a distributor of blank t-shirts, fleece and accessories and a subsidiary of Tultex, Inc. Mr. Baron previously served as a director of Nanosensors, Inc.

Mr. Baron's history as an operating executive in a variety of industries combined with his experience as a director in other public companies, including other pharmaceutical and medical equipment manufacturers, allows him to bring strategic insight to the Board with respect to our business as well as emerging technologies and business models. Through these experiences, Mr. Baron has also developed an appreciation for audit and corporate governance related issues and, he uses these skills as a member of the Audit Committee and Corporate Governance and Nominating Committee of our Board of Directors.

Thomas E. Beier. Mr. Beier has served as a director of the Company since January 2008. Previously, he was Senior Vice President of Finance and Chief Financial Officer of IVAX from October 1997 until August 2007, and from December 1996 until October 1997, he served as Vice President-Finance for IVAX. Before joining IVAX, Mr. Beier served as Executive Vice President and Chief Financial Officer of Intercontinental Bank. Mr. Beier previously served as a director of Ideation Acquisition Corp.

As a result of Mr. Beier's long tenure as a chief financial officer, he brings with him a strong financial and operational background and provides valuable business leadership and management experience and insights into many aspects of our business. Mr. Beier also brings financial expertise to the Board, including through his service on our Audit Committee.

Pascal J. Goldschmidt, M.D. Dr. Goldschmidt has served as a director of the Company since September 2007. Since April 2006, Dr. Goldschmidt has served as Senior Vice President for Medical Affairs and Dean of the University of Miami Leonard M. Miller School of Medicine. He is also Chief Executive Officer of Miami Health System. Previously Dr. Goldschmidt was a faculty member with the Department of Medicine at Duke University Medical Center, where he served as Chairman from 2003 to 2006 and as Chief of the Division of Cardiology from 2000 to 2003. Dr. Goldschmidt is a member of the Board of Directors of MEDNAX, Inc. (NYSE:MD), a national medical group that comprises the nation's leading provider of neonatal, maternal-fetal and pediatric physician subspecialty services.

Dr. Goldschmidt's experience and training as a practicing physician enables him to bring valuable insights to the Board, including through his understanding of the scientific nature of our business and the ability to assist us in analyzing and prioritizing opportunities for drug development. Through his work as the Dean of the University of Miami Leonard M. Miller School of Medicine and his previous experience as Chairman and Chief of the Division of Cardiology at the Duke University Medical Center, Dr. Goldschmidt also brings leadership, oversight, and finance experience to the Board.

Richard A. Lerner, M.D. Dr. Lerner has served as a director of the Company since March 2007. Dr. Lerner has been President of The Scripps Research Institute, a private, non-profit biomedical research organization, since 1986. Dr. Lerner is a member of numerous scientific associations, including the National Academy of Science and the Royal Swedish Academy of Sciences. Dr. Lerner serves as director of Kraft Foods, Inc. (NYSE:KFT) and Sequenom, Inc. (Nasdaq:SQNM), a life sciences company. He is also on the Board of Directors for Intra-Cellular Therapies, a privately held biotechnology company. He previously served as a director of Xencor, a privately held biotechnology company, and on the Siemens' Advisory Board for Molecular Medicine of Siemens AG.

As a result of Dr. Lerner's long tenure as president of a major biomedical research organization, he provides valuable business, scientific, leadership, and management expertise that helps drive strategic direction and expansion at OPKO. His experience and training as a physician and a scientist enables him to bring valuable advice to the Board, including a critical perspective on drug discovery and development and providing a fundamental understanding of the potential pathways contributing to disease.

John A. Paganelli. Mr. Paganelli has served as a Director of the Company since December 2003. Mr. Paganelli served as the Company's Interim Chief Executive Officer and secretary from June 29, 2005 through March 27, 2007, and Chairman of our Board of Directors from December 2003 through March 27, 2007. Mr. Paganelli served as President and Chief Executive Officer of Transamerica Life Insurance Company of New York from 1992 to 1997. Since 1987, Mr. Paganelli has been a partner in RFG Associates, a financial planning organization. Mr. Paganelli is also the Managing Partner of Pharos Systems Partners, LLC, an investment company, and he is Chairman of the Board of Pharos Systems International, a software company. He was Vice President and Executive Vice President of PEG Capital Management, an investment advisory organization, from 1987 until 2000. From 1980 to January 2003, Mr. Paganelli was an officer and director-stockholder of Mike Barnard Chevrolet, Inc., an automobile dealership. Mr. Paganelli also serves as a director of Western New York Energy, LLC and was on the Board of Managers of Bridge Financial Services, LLC.

With his significant experience in investment management and operations, Mr. Paganelli is able to add valuable expertise and insight to our board on a wide range of operational and financial issues. As one of the longest tenured members of our board, he also has substantial knowledge and familiarity regarding our historical operations.

Richard C. Pfenniger, Jr. Mr. Pfenniger has served as a director of the Company since January 2008. Mr. Pfenniger has served as Chief Executive Officer and President for Continucare Corporation (NYSE Amex:CNU), a provider of primary care physician and practice management services, since October 2003, and as Chairman of the Board of Directors of Continucare since September 2002. Previously, Mr. Pfenniger served as the Chief Executive Officer and Vice Chairman of Whitman Education Group, Inc. from 1997 through June 2003. Prior to joining Whitman, he served as the Chief Operating Officer of IVAX from 1994 to 1997, and, from 1989 to 1994, he served as the Senior Vice President-Legal Affairs and General Counsel of IVAX Corporation. Mr. Pfenniger currently serves as a director of GP Strategies Corporation (NYSE:GPX), a corporate education and training company, and SafeStitch Medical, Inc. (OTCQB:SFES), a medical device company.

As a result of Mr. Pfenniger's multi-faceted experience as chief executive officer, chief operating officer and general counsel, he is able to provide valuable business, leadership, and management advice to the Board in many critical areas. In addition, Mr. Pfenninger's knowledge of the pharmaceutical and healthcare business has given him insights on many aspects of our business and the markets in which we operate. Mr. Pfenniger also brings financial expertise to the Board, including through his service as Chairman of our Audit Committee.

Alice Lin-Tsing Yu, M.D., Ph.D. Dr. Yu was appointed to the Company's board of directors in April 2009. Since 2003, Dr. Yu has served as Distinguished Research Fellow and Associate Director at the Genomics Research Center, Academia Sinica, in Taiwan. She has also served as a Professor of Pediatrics for both the National Taiwan University and University of California in San Diego, since 2004 and 1994, respectively. Previously, she was the Chief of Pediatric Hematology Oncology at the University of California in San Diego. Dr. Yu has also served in several government-appointed positions and is a member of numerous scientific committees and associations.

Dr. Yu is an accomplished physician, professor, and researcher who brings a unique perspective to our Board on a variety of healthcare related issues. We expect the insight and experience gained from her distinguished record of achievement at several highly respected academic medical institutions, as well as her experience as a practicing physician, will be valuable to our efforts to develop and commercialize our pipeline of diagnostic and therapeutic products.

OUR BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL NOMINEES NAMED ABOVE.

Identification of Executive Officers

Set forth below is the name and age as of April 12, 2011 of each of our current executive officers, together with certain biographical information for each of them (other than Phillip Frost, Jane H. Hsiao, and Steven Rubin, for whom biographical information is included above under "Nominees for Election of Directors"):

Name of Executive Officer	Age	Position and Offices with the Company
Rao Uppaluri, Ph.D.	61	Senior Vice President and Chief Financial Officer

Rao Uppaluri, Ph.D. Dr. Uppaluri has served as our Senior Vice President and Chief Financial Officer since May 2007. Dr. Uppaluri served as the Vice President, Strategic Planning and Treasurer of IVAX from 1997 until December 2006. Before joining IVAX, from 1987 to August 1996, Dr. Uppaluri was Senior Vice President, Senior Financial Officer and Chief Investment Officer with Intercontinental Bank, a publicly traded commercial bank in Florida. In addition, he served in various positions, including Senior Vice President, Chief Investment Officer and Controller, at Peninsula Federal Savings & Loan Association, a publicly traded Florida S&L, from October 1983 to 1987. His prior employment, during 1974 to 1983, included engineering, marketing and research positions with multinational companies and research institutes in India and the United States. Dr. Uppaluri currently serves on the board of directors of Kidville, Inc (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to 5 year olds, Cardo Medical, Inc. (OTCBB:CDOM), an early-stage orthopedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices, and Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical devices company. Dr. Uppaluri previously served on the board of directors of our company, Ideation Acquisition Corp., and Winston Pharmaceuticals Inc.

CORPORATE GOVERNANCE

Our common stock is listed on the NYSE Amex. Pursuant to the Company's Amended and Restated Bylaws and the Delaware General Corporation Law, our business and affairs are managed under the direction of our Board of Directors. Directors are kept informed of the Company's business through discussions with management, including our Chief Executive Officer, Chief Financial Officer, and other senior officers, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees. The Company has adopted a Code of Business Conduct and Ethics that applies to all employees, officers, and directors of the Company. The Code of Business Conduct and Ethics is available on our website: www.opko.com under Investor Relations. If the Company makes any substantive amendments to, or grants a waiver (including an implicit waiver) from, a provision of our Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we will disclose such amendment or waiver on our website.

Director Independence

In evaluating the independence of each of our directors, the Board of Directors considers transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. The Board of Directors also examined transactions and relationships between directors or their known affiliates and members of the Company's senior management and their known affiliates. The purpose of this review is to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent under applicable laws and regulations and NYSE Amex listing standards. The Board of Directors affirmatively determined that a majority of our directors, including Messrs. Robert A. Baron, John A. Paganelli, Richard C. Pfenniger, Jr., and Drs. Pascal J. Goldschmidt, Richard A. Lerner and Alice Lin-Tsing Yu, are "independent" directors within the meaning of the listing standards of NYSE Amex and applicable law. In making the independence determinations, the Board considered a number of factors and relationships, including without limitation (i) Dr. Frost's service as a member of the Board of Trustees for the University of Miami and its Service Committee, a 501(c)(3) entity for which Dr. Goldschmidt serves as an executive officer; (ii) Dr. Frost's service on the board of directors for Continucare Corporation, an entity for which Mr. Pfenniger serves as Chairman, Chief Executive Officer, and President; (iii) Dr. Frost's membership on the Board of Trustees for the Scripps Research Institute, a 501(c)(3) entity for which Dr. Lerner serves as President; (iv) Dr. Lerner's restricted stock grant for exceptional Board service on September 8, 2009 valued at $76,500; (v) Dr. Lerner's service as a consultant and scientific advisor to Sorrento Therapeutics, Inc. at the time of the OPKO transaction with Sorrento; (vi) Mr. Paganelli's service as the Company's Interim Chief Executive Officer and Secretary from June 29, 2005 through March 27, 2007; and (vii) Dr. Yu's service as a Distinguished Research Fellow and Associate Director at the Genomics Research Center, Academia Sinica, a Taiwanese entity from which the Company licenses technology. Dr. Frost abstains from participating in any Service Committee or Board of Trustee decisions which may implicate Dr. Goldschmidt's compensation. As required by the NYSE Amex, the Company's independent directors meet at least annually in executive session without the presence of its non-independent directors or management.

Board of Directors Voting

We currently have ten directors comprising the entirety of our Board. The Frost Group, LLC (the "Frost Group"), an entity controlled by our Chairman and CEO and several of our members of senior management, previously agreed to vote for two of the directors, Messrs. Paganelli and Baron, under the Board of Director composition provisions of a voting agreement between the Frost Group and the Company. The terms of the voting agreement expired on February 9, 2010. In addition, three of our current directors, Drs. Frost and Hsiao and Mr. Rubin, were elected to the Board in 2007 and 2008 pursuant to the merger agreement entered into in connection with the three-way merger with Acuity Pharmaceuticals, Inc. and Froptix Corporation.

Board Leadership Structure

The Company is led by Dr. Frost, who has served as Chief Executive Officer and Chairman of the Board of Directors since March 2007. Six of our directors satisfy NYSE Amex independence requirements. Our Board of Directors also includes two other management directors and a former member of management. The Company does not have a member of our Board who is formally identified as the lead independent director. However, independent directors head each of our Board's three standing committees — the Audit Committee, the Compensation

Committee, and the Corporate Governance and Nominating Committee, and each of the committees is comprised solely of independent directors.

Although, the Board does not have a formal policy on whether the roles of Chief Executive Officer and Chairman of the Board should be separated, we believe that our current Board leadership structure is suitable for us. The Chief Executive Officer is the individual selected by the Board of Directors to manage our Company on a day to day basis, and his direct involvement in our business operations makes him best positioned to lead productive Board strategic planning sessions and determine the time allocated to each agenda item in discussions of our Company's short- and long-term objectives.

Board Role in Risk Oversight

The Board's role in the risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. In connection with its reviews of the operations of the Company's business units and corporate functions, the Board considers and addresses the primary risks associated with those units and functions. Our full Board regularly engages in discussions of the most significant risks that the Company is facing and how these risks are being managed.

In addition, each of the Board's Committees, and particularly the Audit Committee, plays a role in overseeing risk management issues that fall within each Committee's areas of responsibility as described below under the heading "Standing Committees of the Board of Directors." Senior management reports on at least a quarterly basis to the Audit Committee on the most significant risks facing the Company from a financial reporting perspective and highlights any new risks that may have arisen since the Audit Committee last met. The Audit Committee also meets regularly in executive sessions with the Company's independent registered public accounting firm and reports any findings or issues to the full Board. In performing its functions, the Audit Committee and each standing committee of the Board has full access to management, as well as the ability to engage advisors. The Board receives reports from each of its standing committees regarding each committee's particularized areas of focus.

Meetings and Committees of the Board of Directors

Our Board met three times during fiscal 2010 and took action by written consent on one occasion. We intend for the independent directors of the Board to meet separately from Board meetings from time to time at their discretion. In fiscal 2010, all incumbent directors attended 75% or more of the Board meetings and meetings of the committees on which they served with the exception of Drs. Goldschmidt and Yu.

Although we encourage each member of our Board of Directors to attend our annual meetings of stockholders, we do not have a formal policy requiring the members of our Board of Directors to attend. Nine members of our Board of Directors attended the annual meeting of stockholders during fiscal 2010.

Standing Committees of the Board of Directors

Our Board of Directors maintains several standing committees, including a Compensation Committee, a Nominating and Governance Committee, and a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act, and the rules and regulations promulgated thereunder. These committees and their functions are described below. Our Board of Directors may also establish various other committees to assist it in its responsibilities. Our Board of Directors has adopted a written charter for each of its standing committees. The full text of each charter is available on our website at http://www.opko.com.

The following table shows the current members (indicated by an "X" or "Chair") of each of our standing Board committees:

	Audit	Compensation	Corporate Governance and Nominating
Phillip Frost, M.D.	—	—	—
Jane H. Hsiao, Ph.D., MBA	—	—	—
Robert A. Baron	X	—	Chair
Thomas E. Beier	—	—	—
Pascal J. Goldschmidt, M.D.	—	X	X
Richard A. Lerner, M.D.	—	Chair	X
John A. Paganelli	X	X	—
Richard C. Pfenniger, Jr.	Chair	—	—
Steven D. Rubin	—	—	—
Alice Lin-Tsing Yu, M.D., Ph.D.	—	—	—

Audit Committee

Our Audit Committee oversees our corporate accounting and financial reporting process. Our Audit Committee met nine times during fiscal 2010. The responsibilities of our Audit Committee are set forth in a written charter adopted by our Board of Directors and reviewed and reassessed annually by the Audit Committee. Our Audit Committee:

- evaluates the qualifications, independence and performance of our independent registered public accounting firm;
- determines the engagement of our independent registered public accounting firm;
- approves the retention of our independent registered public accounting firm to perform any proposed permissible non-audit services;
- reviews our systems of internal controls established for finance, accounting, legal compliance, and ethics;
- reviews our accounting and financial reporting processes;
- provides for effective communication between our Board of Directors, our senior and financial management, and our independent auditors;
- discusses with management and our independent auditors the results of our annual audit and the review of our quarterly financial statements;
- reviews the audits of our financial statements;
- implements a pre-approval policy for certain audit and non-audit services performed by our registered independent public accounting firm; and
- reviews and approves any related party transactions that we are involved in.

Our Audit Committee is composed of Messrs. Pfenniger, Baron, and Paganelli. Our Board of Directors has determined that Mr. Pfenniger, who is independent (as independence for audit committee members is defined in NYSE Amex listing standards and applicable SEC rules), is an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.

Compensation Committee

Our Compensation Committee reviews and either approves, on behalf of the Board of Directors, or recommends to the Board of Directors for approval, (i) annual salaries, bonuses, and other compensation for our executive officers, and (ii) individual equity awards for our employees and executive officers. Our Compensation Committee also oversees our compensation policies and practices. Our Compensation Committee met five times during fiscal 2010. Our Compensation Committee may from time to time establish a subcommittee to perform any action required to be performed by a committee of "non-employee directors" pursuant to Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" pursuant to Rule 162(m) under the Internal Revenue Code.

Our Compensation Committee also performs the following functions related to executive compensation:

- reviews and approves the annual salary, bonus, stock options, and other benefits, direct and indirect, of our executive officers, including our Chief Executive Officer;
- reviews and recommends new executive compensation programs; reviews the operation and efficacy of our executive compensation programs;
- establishes and periodically reviews policies in the area of senior management perquisites;
- reviews and approves material changes in our employee benefit plans; and
- administers our equity compensation and employee stock purchase plans.

The Compensation Committee relies heavily on the recommendations of our Chief Executive Officer concerning compensation actions for our other executive officers and may engage compensation consultants if the committee deems it appropriate. In deciding upon the appropriate level of compensation for our executive officers, the Compensation Committee also reviews our compensation programs relative to our strategic objectives and market practice and other changing business and market conditions. To date, neither the Compensation Committee nor management has engaged a compensation consultant in determining or recommending the amount or form of director or officer compensation.

Our Compensation Committee is composed of Dr. Lerner (Chairman), Dr. Goldschmidt, and Mr. Paganelli. We believe that the composition and functioning of our Compensation Committee complies with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NYSE Amex, and the SEC's rules and regulations, including those regarding the independence of our Compensation Committee members.

Compensation Committee Interlocks and Insider Participation

The current members of our Compensation Committee are Dr. Lerner, Mr. Paganelli, and Dr. Goldschmidt. Mr. Beier served on the Compensation Committee until May 5, 2010 and Mr. Paganelli was appointed to the Compensation Committee on May 6, 2010. None of these individuals was at any time during fiscal 2010 an officer or employee of ours. Mr. Paganelli served as the Company's Interim Chief Executive Officer and Secretary from June 29, 2005 through March 27, 2007, and as Chairman of the Board of Directors from December 2003 through March 27, 2007.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee's responsibilities include the selection of potential candidates for our Board of Directors, making recommendations to our Board of Directors concerning the structure and membership of the other Board committees, and considering director candidates recommended by others, including our Chief Executive Officer, other Board members, third parties, and stockholders. Our Corporate Governance and Nominating Committee is composed of Mr. Baron (Chairman), Dr. Goldschmidt, and Dr. Lerner. Our Corporate Governance and Nominating Committee met one time during fiscal 2010. We believe that the composition of our Corporate Governance and Nominating Committee complies with applicable requirements of the Sarbanes-Oxley Act of 2002, the NYSE Amex, and SEC's rules and regulations, including those regarding the independence of our Corporate Governance and Nominating Committee members.

The Corporate Governance and Nominating Committee identifies director nominees through a combination of referrals, including by existing members of the Board of Directors, management, third parties, stockholders, and direct solicitations, where warranted. Once a candidate has been identified, the Corporate Governance and Nominating Committee reviews the individual's experience and background, and may discuss the proposed nominee with the source of the recommendation. The Corporate Governance and Nominating Committee usually believes it to be appropriate for committee members to interview the proposed nominee before making a final determination whether to recommend the individual as a nominee to the entire Board of Directors to stand for election to the Board of Directors. The Committee does not plan to evaluate candidates identified by the Corporate Governance and Nominating Committee differently from those recommended by a stockholder or otherwise.

The Corporate Governance and Nominating Committee has recommended to the Board that it nominate each of the incumbent directors for election at the 2011 Annual Meeting.

Director Selection Criteria

The Corporate Governance and Nominating Committee reviews and makes recommendations to the Board of Directors regarding the appropriate qualifications, skills, and experience expected of individual members and of the Board of Directors as a whole with the objective of having a Board of Directors with sound judgment and diverse backgrounds and experience to represent stockholder interests.

The Corporate Governance and Nominating Committee believes that nominees for election to the Board of Directors should possess sufficient business or financial experience and a willingness to devote the time and effort necessary to discharge the responsibilities of a director. This experience can include, but is not limited to, service on other boards of directors or active involvement with other boards of directors, experience in the industries in which the Company conducts its business, audit and financial expertise, clinical experience, operational experience, or a scientific or medical background. The Corporate Governance and Nominating Committee does not believe that nominees for election to the Board of Directors should be selected through mechanical application of specified criteria. Rather, the Corporate Governance and Nominating Committee believes that the qualifications and strengths of individuals should be considered in their totality with a view to nominating persons for election to the Board of Directors whose backgrounds, integrity, and personal characteristics indicate that they will make a positive contribution to the Board of Directors.

While we do not have a formal diversity policy with respect to Board composition, the Board believes it is important for the Board to have diversity of knowledge base, professional experience and skills, and the Corporate Governance and Nominating Committee takes these qualities into account when considering director nominees for recommendation to the Board.

Stockholder Nominations

The Corporate Governance and Nominating Committee does not have a written policy with regard to consideration of director candidates recommended by stockholders. Nevertheless, it is the Corporate Governance and Nominating Committee's policy to consider director candidates recommended by stockholders. Stockholders who wish to recommend candidates for election to the Board of Directors must do so in writing. The recommendation should be sent to the Secretary of the Company, OPKO Health, Inc., 4400 Biscayne Boulevard, Miami, Florida 33137, who will forward the recommendation to the Corporate Governance and Nominating Committee. The recommendation must set forth (i) the name and address as they appear on the Company's books of the stockholder making the recommendation and the class and number of shares of capital stock of the Company beneficially owned by such stockholder and (ii) the name of the candidate and all information relating to the candidate that is required to be disclosed in solicitations of proxies for election of directors under the SEC's proxy rules. The recommendation must be accompanied by the candidate's written consent to being named in the Company's proxy statement as a nominee for election to the Board of Directors and to serving as a director, if elected. Stockholders must also comply with all requirements of the Company's Amended and Restated Bylaws with respect to nomination of persons for election to the Board of Directors.

Stockholder Communications with the Board

Stockholders may initiate in writing any communication with our Board of Directors or any individual director by sending the correspondence to OPKO Health, Inc., 4400 Biscayne Blvd., Miami, Florida 33137, Attention: Secretary. This centralized process assists our Board of Directors in reviewing and responding to stockholder communications in an appropriate manner. If a stockholder would like the letter to be forwarded directly to one of the Chairmen of the three standing committees of the Board, he or she should so indicate. If no specific direction is indicated, the Secretary's office will review the letter and forward it to the appropriate Board member(s).

Employee Communications with the Audit Committee

The Audit Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting and auditing matters. These procedures are described in our OPKO Health, Inc. Policy for Reporting Questionable Accounting and Auditing Practices and Policy Prohibiting Retaliation Against Reporting Employees.

Certain Relationships and Related Party Transactions

Frost Gamma Investments Trust (the "Gamma Trust"), a trust controlled by Dr. Phillip Frost, our Chairman of the Board and Chief Executive Officer, Jane H. Hsiao, our Vice Chairman and Chief Technical Officer, Steven D. Rubin, our Executive Vice President – Administration and a member of our Board of Directors, and Rao Uppaluri, our Senior Vice President and Chief Financial Officer, are each members of The Frost Group, LLC (the "Frost Group"), an entity which beneficially owns approximately 7% of our common stock as of April 12, 2011. Furthermore, the Gamma Trust beneficially owns approximately 45.5% of our common stock as of April 12, 2011.

We have an unutilized $12.0 million line of credit with the Frost Group. On June 2, 2010 we repaid all amounts outstanding on the line of credit including $12 million in principal and $4.1 million in interest. The line of credit, which previously expired on January 11, 2011, was renewed on February 22, 2011 until March 31, 2012 on substantially the same terms as in effect at the time of expiration. We have no outstanding borrowings under the line of credit and we have the ability to draw funds under the line until its expiration in March 2012. We are obligated to pay interest upon maturity, capitalized quarterly, on outstanding borrowings under the line of credit at an 11% annual rate. The line of credit is collateralized by all of our U.S. personal property except our intellectual property. The largest aggregate amount of principal outstanding under the line of credit at any time during the year ended December 31, 2010 was $12 million.

In November 2007, we entered into an office lease with Frost Real Estate Holdings, LLC, an entity affiliated with Dr. Frost. The lease is for approximately 8,300 square feet of space in an office building in Miami, Florida, where the Company's principal executive offices are located. We had previously been leasing this space from Frost Real Estate Holdings on a month-to-month basis while the parties were negotiating the lease. The lease provides for payments of approximately $18 thousand per month in the first year increasing annually to $24 thousand per month in the fifth year, plus applicable sales tax. The rent is inclusive of operating expenses, property taxes and parking. The rent for the first year was reduced to reflect a $30 thousand credit for the costs of tenant improvements.

We reimburse Dr. Frost for Company-related use by Dr. Frost and our other executives of an airplane owned by a company that is beneficially owned by Dr. Frost. We reimburse Dr. Frost in an amount equal to the cost of a first class airline ticket between the travel cities for each executive, including Dr. Frost, traveling on the airplane for Company-related business. We do not reimburse Dr. Frost for personal use of the airplane by Dr. Frost or any other executive; nor do we pay for any other fixed or variable operating costs of the airplane. For the fiscal years ending December 31, 2010, 2009, and 2008, we reimbursed Dr. Frost approximately $46 thousand, $92 thousand, and $108 thousand, respectively, for Company-related travel by Dr. Frost and other OPKO executives.

On June 16, 2009, we entered into an agreement to lease approximately 10,000 square feet of space in Hialeah, Florida to house manufacturing and service operations for our ophthalmic instrumentation business (the "Hialeah Facility") from an entity controlled by Dr. Frost and Dr. Jane Hsiao. Pursuant to the terms of a lease agreement, which is effective as of February 1, 2009, gross rent is $0.1 million per year.

On July 20, 2009, the Company entered into a worldwide exclusive license agreement with Academia Sinica in Taipei, Taiwan, for a new technology to develop protein vaccines against influenza and other viral infections. Dr. Alice Yu, a member of our board of directors, is a Distinguished Research Fellow and Associate Director at the Genomics Research Center, Academia Sinica. In connection with the license, the Company paid to Academia Sinica an upfront licensing fee and agreed to pay royalties and other payments on the occurrence of certain development milestones.

Effective March 5, 2010, the Frost Group assigned two license agreements with Academia Sinica to the Company. The license agreements pertained to alpha-galactosyl ceramide analogs and their use as immunotherapies and peptide ligands in the diagnosis and treatment of cancer. In connection with the assignment of the licenses, the

Company agreed to reimburse the Frost Group for the licensing fees previously paid by the Frost Group to Academia Sinica in the amounts of $50,000 and $75,000, respectively, as well as reimbursement of certain expenses.

On September 19, 2007, we entered into an exclusive technology license agreement with Winston Laboratories, Inc. ("Winston"). On February 23, 2010, we provided Winston notice of termination of the license agreement, and the agreement terminated on May 24, 2010. Previously, members of the Frost Group beneficially owned approximately 30% of Winston Pharmaceuticals, Inc., and Dr. Uppaluri, our Chief Financial Officer, served as a member of Winston's board. Effective May 19, 2010, the members of the Frost Group sold 100% of Winston's capital stock beneficially owned by them (consisting of an aggregate of 18,399,271 outstanding shares of common stock and warrants to purchase an aggregate of 8,958,975 shares of common stock) to an entity whose members include Dr. Joel E. Bernstein, the President and Chief Executive Officer of Winston. As consideration for the sale, the Frost Group members received an aggregate of $789,500 in cash and non-recourse promissory notes in the aggregate principal amount of $10,263,500 (the "Promissory Notes"). Dr. Uppaluri resigned from the Winston board effective May 19, 2010.

On June 1, 2010, the Company entered into a cooperative research and development agreement with Academia Sinica in Taipei, Taiwan, for pre-clinical work for a compound against various forms of cancer. Dr. Alice Yu, a member of our board of directors, is a Distinguished Research Fellow and Associate Director at the Genomics Research Center, Academia Sinica. In connection with the agreement, we are required to pay Academia Sinica approximately $0.2 million over the term of the agreement.

On July 20, 2010, we entered into a use agreement with TSRI for approximately 1,100 square feet of space in Jupiter, Florida to house our molecular diagnostics operations. Dr. Frost is a member of the Board of Trustees of TSRI and Dr. Richard Lerner, a member of our Board of Directors, is also the President of TSRI. Pursuant to the terms of the use agreement, which is effective as of November 1, 2009, gross rent is approximately $40 thousand per year for a two-year term which may be extended, upon mutual agreement, for one additional year.

In November 2010, we made an investment in Fabrus, LLC, a privately held early stage biotechnology company with next generation therapeutic antibody drug discovery and development capabilities. In exchange for the investment, we acquired approximately 13% of Fabrus' outstanding membership interests on a fully diluted basis. Our investment was part of a $2.1 million financing for Fabrus. Other investors participating in the financing include the Gamma Trust and Hsu Gamma Investment, L.P., of which Jane Hsiao, the Company's Vice Chairman and Chief Technical Officer, serves as the general partner ("Hsu Gamma"). In connection with the financing, Drs. Frost and Hsiao joined the Fabrus Board of Managers. Dr. Richard Lerner, a director of the Company, owns approximately 5% of Fabrus. Vaughn Smider, Founder and CEO of Fabrus, is an Assistant Professor at The Scripps Research Institute ("TSRI"). Dr. Frost serves as a Trustee for TSRI, and Richard Lerner serves as its President.

On January 28, 2011, we entered into a definitive agreement with CURNA, Inc., ("CURNA") and each of CURNA's stockholders and optionholders, pursuant to which we agreed to acquire all of the outstanding stock of CURNA in exchange for $10 million in cash. Closing of the transaction occurred on January 31, 2011. At the time of the transaction, TSRI owned approximately 5% of CURNA. Dr. Frost serves as Trustee for TSRI and Richard Lerner is its President.

On March 14, 2011, we issued 27,000,000 shares of our common stock in a public offering at a price of $3.75 per share. The net proceeds received were approximately $96.4 million after deducting the underwriters discounts and commissions and other estimated offering expenses. On March 15, 2011, representatives for the underwriters provided us notice that the underwriters exercised a portion of their 4,050,000 share over-allotment option for 2,397,029 additional shares of our common stock. The net proceeds received were approximately $8.5 million after deducting the underwriters discounts and commissions and other estimated offering expenses. As part of the offering, the Gamma Trust and Hsu Gamma purchased an aggregate of 3,733,000 shares of our common stock at the public offering price. Gamma Trust purchased an aggregate of 3,200,000 shares for approximately $12 million. Hsu Gamma purchased an aggregate of 533,000 shares for approximately $1.9 million. Jefferies & Company, Inc. and J.P. Morgan Securities LLC acted as joint book-running managers for the offering. UBS Investment Bank and Lazard Capital Markets LLC acted as co-lead managers for the offering and Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc., acted as co-manager for the offering. Dr. Frost is the Chairman of the Board of Directors and principal stockholder of Ladenburg Thalmann Financial Services Inc.

Our Policies Regarding Related Party Transactions

In April 2007, we adopted a written statement of policy with respect to related party transactions, which is administered by our Audit Committee. Under our related party transaction policy, a "Related Party Transaction" is any transaction, arrangement, or relationship (or any series of similar transactions, arrangements, or relationships) in which the Company or any of our subsidiaries was, is or will be a participant and the amount exceeds $60,000 and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" is any of our executive officers, directors or director nominees, any stockholder beneficially owning in excess of 5% of our stock or securities exchangeable for our stock, any immediate family member of any of the foregoing persons, and any firm, corporation, or other entity in which any of the foregoing persons is employed, is a partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest in such entity.

It is the Company's policy to enter into or ratify Related Party Transactions only when the Audit Committee determines that the Related Party Transaction in question is in, or is not inconsistent with, the best interests of the Company. In making this determination, the Audit Committee may take into account, among other factors it deems appropriate, whether the Related Party Transaction is on terms no less favorable than terms generally unavailable to an unaffiliated third party under the same or similar circumstances and the extent of the Related Person's interest in the transaction. Pursuant to the Company's policy, the Audit Committee has granted standing pre-approval to certain types of Related Party Transactions that are considered to be in, or consistent with, the best interests of the Company.

Pursuant to our related party transaction policy, a Related Party Transaction may only be consummated if:

- our Audit Committee approves or ratifies such transaction in accordance with the terms of the Company's policy;
- such transaction falls within the category of transactions that have previously been granted standing pre-approval; or
- the chair of our Audit Committee pre-approves or ratifies such transaction and the amount involved in the transaction is less than $100,000, provided that for the Related Party Transaction to continue it must be approved by our Audit Committee at its next regularly scheduled meeting.

If advance approval of a Related Party Transaction is not feasible, then that Related Party Transaction will be considered and, if our Audit Committee determines it to be appropriate, ratified, at its next regularly scheduled meeting. If we decide to proceed with a Related Party Transaction without advance approval, then the terms of such Related Party Transaction must permit termination by us without further material obligation in the event our Audit Committee ratification is not forthcoming at our Audit Committee's next regularly scheduled meeting.

Transactions with Related Persons, though not classified as Related Party Transactions by our related party transaction policy and thus not subject to its review and approval requirements, may still need to be disclosed if required by the applicable securities laws, rules, and regulations.

All transactions listed above were approved in accordance with the Company's related party transaction policy.

DIRECTOR COMPENSATION

Each non-employee director is entitled to receive an annual retainer of $10,000, payable in quarterly installments, an option to acquire 40,000 shares of the Company's common stock upon initial appointment to the Board and an option to acquire 20,000 shares each year thereafter on the date of the Company's annual meeting of stockholders. The chairman of each committee of the Board will also receive an additional annual retainer of $5,000, payable in quarterly installments.

The following table sets forth information with respect to compensation of non-employee directors of the Company during fiscal year 2010.

Fiscal 2010 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Award ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Change in Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Robert A. Baron	15,000	—	22,986	—	—	—	37,986
Thomas E. Beier	10,000	—	22,986	—	—	—	32,986
Richard A. Lerner, M.D.	15,000	—	22,986	—	—	—	37,986
Richard C. Pfenniger, Jr.	15,000	—	22,986	—	—	—	37,986
Pascal J. Goldschmidt, M.D.	10,000	—	22,986	—	—	—	32,986
John A. Paganelli	10,000	—	22,986	—	—	—	32,986
Alice Lin-Tsing Yu, M.D., Ph.D.	10,000	—	22,986	—	—	—	32,986

(1) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Assumptions made in the calculation of these amounts are included in Note 8 to the Company's audited financial statements, included in the Company's Annual Report on Form 10-K filed with the SEC on March 16, 2011. The table below sets forth the aggregate number of stock options of each non-employee director outstanding as of December 31, 2010:

Name	Stock Options
Robert A. Baron	155,000
Thomas E. Beier	100,000
Richard A. Lerner, M.D.	100,000
Richard C. Pfenniger, Jr.	100,000
Pascal J. Goldschmidt, M.D.	100,000
John A. Paganelli	155,000
Alice Lin-Tsing Yu, M.D., Ph.D.	60,000

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and holders of ten percent (10%) or more of our common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and any other equity securities. Based on a review of the copies of the reports furnished to us, the Reporting Persons complied with all applicable Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our compensation philosophy is to attract and retain talented and dedicated executives who will work to achieve our desired business direction, strategy, and performance. The primary goals of our compensation program for our Named Executive Officers are (i) to attract, motivate, and retain talented executives with the skill sets and expertise we need to meet our scientific and business objectives; (ii) to be competitive in the marketplace; (iii) to tie annual and long-term cash and equity incentives to the achievement of specified performance objectives that will result in increased stockholder value; and (iv) to be cost-effective. To achieve these goals, we have formed a compensation committee that reviews and approves the executive compensation packages for our executive officers, including the Named Executive Officers. These packages are generally based on a mix of salary, discretionary bonus, and equity awards. Although we have not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we maintain compensation plans that tie a substantial portion of our executives' overall compensation to the achievement of corporate goals and success of the Company.

Benchmarking of Cash and Equity Compensation

Our Compensation Committee reviews executive compensation levels on an annual basis to ensure they remain competitive in our industry. Data for this review is prepared and provided to the Compensation Committee by our management and human resources department, with input from our Chief Executive Officer, as well as other members of senior management. This data details relevant market rates for executive base salaries, annual cash incentive, long-term incentive, and total compensation for companies of similar size in our industry. The sources for this data for fiscal year 2010 included the Executive Compensation Survey, a survey of 113 biotech companies ranging in size from less than $20 million in revenues with less than 10 employees to over $500 million in revenue with over 1,000 employees. The data we used for our analysis focused on 45 companies with less than $25 million in revenues and less than 150 employees. We believe that criteria used by the Executive Compensation Survey were effective in yielding a comprehensive survey group of companies, or peer groups, comparable to the Company for 2010. Utilizing the compiled information, the Compensation Committee in 2010 reviewed the various components of executive compensation to determine the base salary, annual cash incentive, long term incentive, and equity compensation.

We may retain the services of third-party executive compensation specialists from time to time in connection with the establishment of cash and equity compensation and related policies, although we have not previously done so.

Elements of Compensation

We evaluate individual executive performance with a goal of setting compensation at levels the Board of Directors and the Compensation Committee believe are comparable with executives in other companies of similar size and stage of development. At the same time, our Board of Directors and Compensation Committee takes into account our relative performance and our own strategic goals. The primary elements of our compensation plans are base salary, equity compensation, and discretionary annual bonus, each of which is described in greater detail below.

Base Salary. We try to establish and maintain competitive annual base salaries for our Named Executive Officers by utilizing available resources, which include surveys as discussed above. While base salaries are not primarily performance-based, we believe it is important to provide adequate, fixed compensation to executives working in a highly volatile and competitive industry such as ours. We provide fixed salary compensation to our Named Executive Officers based on their responsibilities and individual experience, taking into account competitive market compensation paid by other companies for similar positions within the pharmaceutical industry. In general, we have targeted Named Executive Officer compensation and base salary to fall within the median range for equivalent or similar positions of executives at peer group companies after adjusting for size. As a result of the Company's growth and expansion into various medical markets in 2009 and early 2010, and taking into consideration the peer group surveys noted above, as well as the fact that no salary increases had been given to the Named Executive Officers since the Company's inception, the Compensation Committee approved increases in April 2010 for the base salaries for the Company's Named Executive Officers. The new base salaries for each of the Named Executive Officers, with the exception of one, were positioned at approximately the competitive median of the Company's peer groups.

Discretionary Annual Bonus. In addition to base salaries, our Compensation Committee has the authority to award discretionary annual bonuses to our Named Executive Officers based on corporate and individual performance. Incentives, as a percent of salary, increase with executive rank so that, as rank increases, a greater portion of total annual cash compensation is based on annual corporate and individual performance. Furthermore, as an executive's rank increases, a greater percentage of that executive's cash bonus is based on corporate performance, rather than individual performance. Because we have generated little revenue, the Compensation Committee has not awarded any cash incentive bonuses to date, and has instead chosen to focus on other forms of compensation, such as stock options.

Equity Compensation. We believe that equity compensation should be a primary component of our executive compensation program because they align the interests of our executive officers with the long term performance of the Company. Stock options are a critical element of our long-term incentive strategy. The primary purpose of stock options is to provide Named Executive Officers and other employees with a personal and financial interest in our success through stock ownership, thereby aligning the interests of such persons with those of our stockholders. This broad-based program is a vital element of our goal to empower and motivate outstanding long-term contributions by our Named Executive Officers and other employees. The Compensation Committee believes that the value of stock options will reflect our performance over the long-term. Under our employee stock option program, options are granted at fair market value at the date of grant, and options granted under the program become exercisable only after a vesting period, which is subject to continued employment. Consequently, employees benefit from stock options only if the market value of our common stock increases over time. With respect to these stock options, we recognize compensation expense based on FASB ASC Topic 718.

The Compensation Committee typically grants stock options to our Named Executive Officers under our 2007 Equity Incentive Plan. As with base salaries, there is no set formula or performance criteria which determines the amount of the equity award for our Named Executive Officers or our other employees. Nor does the Compensation Committee assign any relative weight to any specific factors or criteria it considers when granting stock options. Rather the Committee exercises its judgment and discretion by considering all factors it deems relevant at the time of such grants, including the peer group survey. For the Named Executive Officers, other than the Chief Executive Officer, the decisions by the Compensation Committee regarding grants of stock options are made based almost entirely upon the recommendation of the Company's Chief Executive Officer, and includes his subjective determination based on his assessment of the executive officer's current position with the Company, the executive officer's past and expected future performance and the other factors discussed in the determination of base salaries.

In determining grants of stock options made in April 2010, the Compensation Committee relied primarily on the recommendations of the Chief Executive Officer for the Named Executive Officers other than the Chief Executive Officer. In making his recommendations to the Compensation Committee regarding the other executive officers, the Chief Executive Officer's general intent was to position the value of the stock option grants around the competitive median of the peer groups. Nevertheless, in recommending stock option grants to one executive officer which exceeded the competitive median, the Chief Executive Officer considered such individual's substantial experience in the pharmaceutical industry, her role in co-founding the Company, her relationships with strategic investors and important scientific institutions, including the Academia Sinica in Taiwan, and certain other contributions during the 2009 fiscal year. In determining the stock option award for the Chief Executive Officer, the Compensation Committee relied heavily on the competitive median established by the peer group. As discussed above, we have targeted Named Executive Officer compensation to fall within the median range for equivalent positions at peer group companies after adjusting for company size. The actual positioning of target compensation for individual executives may range above or below the median based on job content, experience and responsibilities of the roles compared to similar positions in the market.

We have not granted to any employee any restricted stock or restricted stock awards pursuant to our equity benefit plans. However, our Compensation Committee, in its discretion, may in the future elect to make such grants to our Named Executive Officers if it deems it advisable.

Employment Agreements. We have not entered into an employment agreement with any of our current executive officers.

Severance and Change-in-Control Benefits. None of our current executive officers are entitled to severance or change of control benefits; provided however, that the OPKO Health, Inc. 2007 Equity Incentive Plan provides for certain accelerated vesting upon change in control events.

401(k) Profit Sharing Plan. We have adopted a tax-qualified 401(k) Profit Sharing Plan (the "401(k) Plan") covering all qualified employees. The effective date of the 401(k) Plan is January 2008. Participants may elect a salary reduction of at least 1% as a contribution to the 401(k) Plan, up to the statutorily prescribed annual limit for tax-deferred contributions ($16,500 for employees under age 50 and an additional $5,000 for employees 50 and above in 2009). In 2008, the Company adopted the Roth contribution for employee elections. The 401(k) Plan permits employer matching of up to 4% of a participant's salary up to the statutory limits. In 2010, we elected a safe harbor contribution at 4% of annual compensation. All of our safe harbor contributions are immediately vested.

Other Compensation. All of our Named Executive Officers have standard benefits that are offered to all full-time, exempt employees. These standard benefits include health, dental and life insurance, and short and long term disability. We intend to continue to maintain the current benefits and perquisites for our Named Executive Officers; however, our Compensation Committee, in its discretion, may in the future revise, amend, or add to the benefits and perquisites of any Named Executive Officer if it deems it advisable.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code generally does not allow a deduction for annual compensation in excess of $1,000,000 paid to our executive officers. This limitation on deductibility does not apply to certain compensation, including "performance based" compensation under a plan approved by our stockholders. It is expected that equity grants under our 2007 Equity Incentive Plan will qualify for the "performance-based" exceptions from the Section 162(m) limitations. Our policy is generally to preserve the federal income tax deductibility of compensation and to qualify eligible compensation for the performance-based exception in order for compensation not to be subject to the limitation on deductibility imposed by Section 162(m) of the Internal Revenue Code. We may, however, approve compensation that may not be deductible if we determine that the compensation is in our best interests as well as the best interests of our stockholders.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of our Board has submitted the following report for inclusion in this proxy statement.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on its review and discussions with management with respect to the Compensation Discussion and Analysis, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement on Schedule 14A for filing with the Securities and Exchange Commission.

Compensation Committee
Richard A. Lerner, M.D., Chairman
John A. Paganelli
Pascal J. Goldschmidt, M.D.

The Compensation Committee report above shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

Summary Compensation Table

The following table sets forth information regarding compensation earned in or with respect to fiscal 2010, 2009, and 2008 by:

- Our Chief Executive Officer during fiscal 2010;
- Our Principal Financial Officer during fiscal 2010; and
- Our only two executive officers (other than individuals serving as our Chief Executive Officer or our Principal Financial Officer) who were serving as executive officers at the end of the last completed fiscal year.

We refer to these officers collectively as our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Award(s) ($)	Option Award(s) ($) [1]	All Other Compensation ($) [2]	Total ($)
Phillip Frost, M.D.	2010	439,230	—	—	642,510	9,800	1,091,540
Chief Executive Officer	2009	337,500	—	—	236,635	54,800	628,935
	2008	325,000	—	—	291,330	9,200	625,530
Jane H. Hsiao, Ph.D.	2010	426,923	—	—	642,510	9,800	1,079,233
Chief Technical Officer	2009	311,538	—	—	202,830	9,800	524,168
	2008	300,000	—	—	242,775	9,200	551,975
Steven D. Rubin	2010	342,308	—	—	378,367	9,800	730,475
Executive Vice President-	2009	311,539	—	—	169,025	9,800	490,364
Administration	2008	300,000	—	—	194,220	9,200	503,420
Rao Uppaluri, Ph.D.	2010	304,616	—	—	335,533	9,800	649,949
Senior Vice President and	2009	285,581	—	—	152,123	9,800	447,504
Chief Financial Officer	2008	275,000	—	—	169,943	9,200	454,143

(1) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the amounts are discussed in Note 8 of the Company's audited financial statements for the year ended December 31, 2010 included in the Company's Annual Report on Form 10-K filed with the SEC on March 16, 2011.

(2) Includes contributions made by the Company under its 401(k) Plan during fiscal 2010 in the amount of $9,800 for each of Drs. Frost, Hsiao, and Uppaluri and Mr. Rubin.

Grants of Plan-Based Awards

The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers and certain other persons during the year ended December 31, 2010. The exercise price per share of each option granted to our Named Executive Officers during 2010 was equal to the fair market value of our common stock, as determined by our Compensation Committee on the date of the grant.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)[2]
Phillip Frost, M.D. [1]	4/14/10	450,000	2.36	642,510
Jane H. Hsiao, Ph.D. [1]	4/14/10	450,000	2.36	642,510
Steven D Rubin [1]	4/14/10	265,000	2.36	378,367
Rao Uppaluri, Ph.D. [1]	4/14/10	235,000	2.36	335,533

(1) Options vest in four equal annual tranches beginning April 14, 2011 and will expire on April 13, 2017.

(2) Reflects the grant date fair value computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information as of December 31, 2010 with respect to equity awards outstanding at December 31, 2010.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Phillip Frost, M.D.	750,000 (1)	250,000 (1)	4.88	5/2/14	—	—
	150,000 (2)	150,000 (2)	1.65	4/27/15	—	—
	87,500 (3)	262,500 (3)	1.16	5/4/16	—	—
	—	450,000 (4)	2.36	4/13/17	—	—
Jane H. Hsiao, Ph.D.	487,500 (1)	162,500 (1)	4.88	5/2/14	—	—
	125,000 (2)	125,000 (2)	1.65	4/27/15	—	—
	75,000 (3)	225,000 (3)	1.16	5/4/16	—	—
	—	450,000 (4)	2.36	4/13/17	—	—
Steven D. Rubin	375,000 (1)	125,000 (1)	4.88	5/2/14	—	—
	100,000 (2)	100,000 (2)	1.65	4/27/15	—	—
	62,500 (3)	187,500 (3)	1.16	5/4/16	—	—
	—	265,000 (4)	2.36	4/13/17	—	—
Rao Uppaluri, Ph.D.	300,000 (1)	100,000 (1)	4.88	5/2/14	—	—
	87,500 (2)	87,500 (2)	1.65	4/27/15	—	—
	56,250 (3)	168,750 (3)	1.16	5/4/16	—	—
	—	235,000 (4)	2.36	4/13/17	—	—

(1) Options were issued on May 3, 2007 and vest in four equal annual tranches beginning on May 3, 2008.

(2) Options were issued on April 28, 2008 and vest in four equal annual tranches beginning April 28, 2009.

(3) Options were issued on May 5, 2009 and vest in four equal annual tranches beginning on May 5, 2010.

(4) Options were issued on April 14, 2010 and vest in four equal annual tranches beginning on April 14, 2011.

Option Exercises and Stock Vested

None of our Named Executive Officers exercised stock options or held stock awards that vested during fiscal 2010.

Pension Benefits

None of our Named Executive Officers is covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Contribution and Other Nonqualified Deferred Compensation Plan

None of our Named Executive Officers is covered by a nonqualified deferred contribution or other nonqualified deferred compensation plan.

Employment Agreements and Change in Control Arrangements

We have not entered into employment agreements with any of our executive officers, and none of our Named Executive Officers are entitled to severance or change of control benefits; provided however, that the OPKO Health, Inc. 2007 Equity Incentive Plan provides for accelerated vesting of all awards under the plan upon a Change in Control. Pursuant to the plan, if there is a Change in Control of the Company, the vesting date of each outstanding equity award under the plan shall be accelerated so that each such award shall, immediately prior to the effective date of the Change in Control, become fully vested with respect to the total number of shares of Common stock subject to such award. Upon the consummation of any Change in Control, all outstanding awards under the Plan, shall to the extent not previously exercised, either be assumed by any successor corporation or parent thereof or be replaced with a comparable award with respect to shares of common stock of such successor corporation or parent thereof. Under the plan, a Change in Control means the occurrence of any of the following events:

(a) any Person (other than (i) the Company, (ii) any trustee or other fiduciary holding securities under an employee benefit plan of the Company, (iii) any subsidiaries of the Company, (iv) any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company), or (v) the Frost Group or any of its affiliates) becomes, either alone or together with such Person's affiliates and associates, the beneficial owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then-outstanding securities;

(b) during any period of twenty-four months, individuals who at the beginning of such period constitute the Board, and any new directors whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(c) the effective date or date of consummation of any transaction or series of transactions (other than a transaction to which only the Company and one or more of its subsidiaries are parties) under which the Company is merged or consolidated with any other company, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) 50% or more of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; or

(d) the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

If we had experienced a Change of Control on December 31, 2010, the value of the acceleration of stock options held by each of Dr. Frost, Dr. Hsiao, Dr. Uppaluri, and Mr. Rubin would be approximately $1.9 million, $1.7 million, $1.2 million and $1.0 million, respectively.

Fiscal Year-End Equity Compensation Plan Information

The following table sets forth aggregated information concerning our equity compensation plans outstanding at December 31, 2010.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding shares reflected in the 1st column)
Equity Compensation Plans Approved by Stockholders	14,708,146	$ 2.31	11,106,725
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	14,708,146	$ 2.31	11,106,725

Compensation Policies and Practices as Related to Risk Management

The Compensation Committee and management do not believe that the Company maintains compensation policies or practices that are reasonably likely to have a material adverse effect on the Company. Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. A significant proportion of the compensation provided to our employees is in the form of long-term equity-based incentives that we believe are important to help further align our employees' interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our stock price.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP ("Ernst & Young") has served as the Company's independent registered public accounting firm since 2007. The Audit Committee plans to engage Ernst & Young as the Company's independent registered public accounting firm to audit our financial statements for fiscal 2011 and to express an opinion on the effectiveness of our internal control over financial reporting as of December 31, 2011. We expect that a representative of Ernst & Young will attend the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The following table presents fees for professional audit services provided by Ernst & Young for the audit of our annual financial statements and internal control over financial reporting for fiscal 2010 and 2009:

	FY 2010	FY 2009
Audit Fees	$ 571,400	$ 449,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	2,000	2,000
Total	$ 573,400	$ 451,000

Audit Fees include fees for services rendered for the audit of our annual consolidated financial statements, the audit of internal control over financial reporting, the review of financial statements included in our quarterly reports on Form 10-Q, and consents and other services normally provided in connection with statutory and regulatory filings or engagements for those fiscal years. Audit fees for 2010 include approximately $83,000 in fees paid for services related to the public offering of the Company's common stock in March 2011.

Audit-Related Fees would principally include fees incurred for due diligence in connection with potential transactions and accounting consultations. There were no audit-related fees incurred during 2010 and 2009.

Tax Fees would include fees for services rendered for tax compliance, tax advice, and tax planning. There were no tax fees incurred with Ernst & Young in 2010 and 2009.

All Other Fees would include fees for all other services rendered to us that do not constitute Audit Fees, Audit-Related Fees, or Tax Fees. For 2010 and 2009, such fees related to a license associated with an accounting research tool.

Audit Committee Policy for Pre-approval of Independent Auditor Services

The Audit Committee of the Board of Directors is required to pre-approve all audit and non-audit services provided by the Company's independent registered public accounting firm in order to assure that the provision of such services does not impair the auditor's independence. The Audit Committee has established a policy regarding pre-approval of permissible audit, audit-related, and other services provided by the independent auditors, which services are periodically reviewed and revised by the Audit Committee. Unless a type of service has received general pre-approval under the policy, the service will require specific approval by the Audit Committee. The policy also includes pre-approved fee levels for specified services and any proposed service exceeding the established fee level must be specifically approved by the Audit Committee. All audit and permitted non-audit services and all fees associated with such services performed by our independent registered public accounting firm in fiscal 2010 and 2009 were approved by the Audit Committee consistent with the policy described above.

AUDIT COMMITTEE REPORT

The following Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or incorporated by reference in any other filing by us under the Securities Act of 1933 or Securities Exchange Act of 1934.

The members of the Audit Committee of the Board are Messrs. Pfenniger, Baron, and Paganelli. The primary purpose of the Audit Committee is to assist the Board in its general oversight of the Company's accounting and financial reporting processes. The Audit Committee's functions are more fully described in its charter, which the Board has adopted. The Audit Committee reviews and reassesses the adequacy of its charter on an annual basis. The Board annually reviews the NYSE Amex listing standards' definition of independence for Audit Committee members and has determined that each member of the Audit Committee is independent under that standard.

Management is responsible for the preparation, presentation, and integrity of the Company's financial statements, accounting and financial reporting principles, and internal controls and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations.

The Company's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent annual audit of the Company's consolidated financial statements and expressing an opinion on both the conformity of those financial statements with United States generally accepted accounting principles and on the effectiveness of our internal control over financial reporting. The Audit Committee's policy is that all services rendered by the Company's independent auditor are either specifically approved or pre-approved and are monitored both as to spending level and work content to maintain the appropriate objectivity and independence of the independent auditor. The Audit Committee's policy provides that the Audit Committee has the ultimate authority to approve all audit engagement fees and terms and that the Audit Committee shall review, evaluate, and approve the engagement proposal of the independent auditor.

In conjunction with its activities during fiscal 2010, the Audit Committee reviewed and discussed our interim results, audited financial statements, and the annual integrated audit of our financial statements and internal control over financial reporting with the Company's independent registered public accounting firm with and without management present, and with management. The members of the Audit Committee discussed the quarterly review procedures and annual audit procedures performed by the independent registered public accounting firm in connection with the quarterly unaudited and annual audited financial statements and discussed and agreed upon procedures related to the audit of internal control over financial reporting with management of the Company and its independent registered public accounting firm. The members of the Audit Committee also discussed with the Company's independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended. In addition, the Audit Committee received from the Company's independent registered public accounting firm the written disclosures and the letter required by the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board that the fiscal 2010 annual audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2010 for filing with the SEC.

Audit Committee
Richard C. Pfenniger, Jr., Chairman
Robert A. Baron
John A. Paganelli

PROPOSAL TWO:

NON-BINDING ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS ("SAY ON PAY")

Background of the Proposal

The Dodd-Frank Act requires all public companies, beginning with their stockholder meetings on or after January 21, 2011, to hold a separate non-binding advisory stockholder vote to approve the compensation of executive officers as described in the Compensation Discussion and Analysis, the executive compensation tables and any related information in each such company's proxy statement (commonly known as a "Say on Pay" proposal). Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are holding a separate non-binding advisory vote on Say on Pay at the Annual Meeting.

Say on Pay Proposal

As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, our executive compensation program is primarily structured to (i) attract, motivate, and retain talented executives with the skill sets and expertise we need to meet our scientific and business objectives; (ii) be competitive in the marketplace; (iii) tie annual and long-term cash and equity incentives to the achievement of specified performance objectives that will result in increased stockholder value; and (iv) be cost-effective. The three primary elements of compensation used to support the above goals are base salary, discretionary annual bonus and equity awards. Although we have not adopted any formal guidelines for allocating total compensation between equity compensation and cash compensation, we maintain compensation plans that tie a substantial portion of our executives' overall compensation to the achievement of corporate goals and success of the Company. The Board believes that our compensation program for our executive officers is appropriately based upon our performance and the individual performance and level of responsibility of the executive officers. We urge you to read the "Executive Compensation" section of this proxy statement for details on the Company's executive compensation programs.

The Say on Pay proposal is set forth in the following resolution:

> "RESOLVED, that the compensation paid to OPKO Health, Inc.'s named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion is hereby APPROVED."

Because your vote on this proposal is advisory, it will not be binding on the Board, the Compensation Committee or the Company. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

OUR BOARD RECOMMENDS A VOTE "FOR" THE SAY ON PAY PROPOSAL.

PROPOSAL THREE:

NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON SAY ON PAY IN FUTURE YEARS ("SAY ON FREQUENCY")

Background of the Proposal

The Dodd-Frank Act also requires all public companies, beginning with their stockholder meetings on or after January 21, 2011, to hold a separate non-binding advisory stockholder vote with respect to the frequency of the vote on the Say on Pay proposal thereafter. Companies must give stockholders the choice of whether to cast an advisory vote on the Say on Pay proposal every year, every two years, or every three years (commonly known as "Say on Frequency"). Stockholders may also abstain from making a choice. After such initial votes are held, the Dodd-Frank Act requires all public companies to submit to their stockholders no less often than every six years thereafter the Say on Frequency proposal. Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, we are holding a separate non-binding advisory vote on the frequency of Say on Pay in future years at the Annual Meeting.

Say on Frequency Proposal

The Board believes that Say on Pay votes should be conducted every three years. As discussed above, the Board believes that our executive compensation programs are designed to secure and retain the services of high quality executives and to provide compensation to our executives that are commensurate and aligned with our performance and advances both short and long-term interest of ours and our stockholders. In addition, the Board believes a three year period will allow our stockholders to better judge our executive compensation program in relation to long-term performance. The Board believes that giving our stockholders the right to cast an advisory vote every three years on their approval of the compensation arrangements of our named executive officers provides the Board sufficient time to thoughtfully evaluate and respond to stockholder input and effectively implement changes, as needed, to our executive compensation program.

Although the Board recommends that the Say on Pay proposal be voted on every three years, our stockholders will be able to specify one of four choices for the frequency of the vote on the Say on Pay proposal as follows: (i) one year, (ii) two years, (iii) three years, or (iv) abstain. This is an advisory vote and will not be binding on the Board or the Company, and the Board may determine that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than may be indicated by this advisory vote of our stockholders. Nevertheless, the Compensation Committee will take into account the outcome this advisory vote when considering how frequently to seek an advisory vote on Say on Pay in future years.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE SELECTION OF "THREE YEARS" AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY VOTE ON SAY ON PAY.

OTHER INFORMATION

Deadlines for Stockholder Proposals and Nominations for the 2012 Annual Meeting

Pursuant to Rule 14a-8 under the Exchange Act, our stockholders may present proper proposals for inclusion in our proxy statement and form of proxy and for consideration at the next annual meeting by submitting their proposals to us in a timely manner. Any stockholder of the Company who wishes to present a proposal for inclusion in the proxy statement and form of proxy for action at the 2012 annual meeting of stockholders (the "2012 Annual Meeting") must comply with our Amended and Restated Bylaws and the rules and regulations of the SEC, each as then in effect. Such proposals must be mailed to us at our offices at 4400 Biscayne Blvd., Miami, Florida 33137, attention: Secretary. Under the rules of the SEC, any stockholder proposal intended to be presented at the 2012 Annual Meeting must be received no later than December 27, 2011 in order to be considered for inclusion in our proxy statement and form of proxy relating to such meeting. Under our Amended and Restated Bylaws, a stockholder must follow certain procedures to nominate persons for election as directors or to introduce an item of business at an annual meeting of stockholders. In order to be timely, we must receive notice of your intention to introduce a nomination or propose an item of business at our 2012 Annual Meeting between March 11, 2012 and April 10, 2012.

If a stockholder notifies us of an intent to present a proposal at the 2012 Annual Meeting at any time after March 12, 2012 (and for any reason the proposal is voted on at that meeting), it will be considered untimely and our proxy holders will have the right to exercise discretionary voting authority with respect to the proposal, if presented at the meeting, without including information regarding the proposal in our proxy materials.

Expenses of Solicitation

We will bear the cost of this proxy solicitation. In addition to the use of the mails, some of our regular employees, without additional remuneration, may solicit proxies personally or by telephone or facsimile. We will reimburse brokers, dealers, banks, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Other Business

As of the date of this proxy statement, the Board knows of no business to be presented at the Annual Meeting other than as set forth in this proxy statement. If other matters properly come before the Annual Meeting, or any of its adjournments, the persons named as proxies will vote on such matters in their discretion.

Householding

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are stockholders of our company will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once a stockholder has received notice from its broker that it will be "householding" communications to such stockholder's address, "householding" will continue until such stockholder is notified otherwise or until such stockholder notifies its broker or us that it no longer wishes to participate in "householding." If, at any time, a stockholder no longer wishes to participate in "householding" and would prefer to receive a separate copy of the 2011 proxy statement and 2010 annual report and/or wishes to receive separate copies of these documents in the future such stockholder may (1) notify its broker or (2) direct its written or oral request to: OPKO Health, Inc., Corporate Secretary, 4400 Biscayne Blvd., Miami, Florida 33137, (305) 575-4100. Upon written or oral request, we will deliver promptly a separate copy of the 2011 proxy statement and 2010 annual report to any stockholder at a shared address to which a single copy of any of these documents was delivered.

OPKO

2010 ANNUAL REPORT



April 26, 2011

Dear Stockholder:

We have continued our opportunistic evolution and expansion in 2010, building upon the product and platform technologies we acquired in prior years and described to you in our last letter to stockholders.

Molecular Diagnostics

We have made great strides in progressing our innovative molecular diagnostic platform which allows for the rapid identification of immunobiomarkers that may be useful in the creation of accurate, easy-to-use diagnostic tests for conditions where we believe no effective diagnostic test currently exists or where presently available tests are characterized by invasive procedures and low levels of accuracy. Our most advanced application of this technology is a blood test for Alzheimer's disease, a debilitating neurodegenerative disease for which there are limited diagnostic options available today. Based on initial clinical work, as described in the lead article of the January 2011 edition of the journal Cell, our Alzheimer's test demonstrated an ability to identify and differentiate Alzheimer's patients by detecting elevated levels of antibodies that appear to be unique to Alzheimer's disease. In December 2010, we also entered into a non-exclusive agreement with Bristol-Myers Squibb Company to explore areas of possible cooperation on this test. We believe our test will allow for early detection of disease and we expect to complete a broad validation study this summer which we hope will prove our ability to identify individuals with early stage cognitive impairment that are likely to progress to Alzheimer's disease. This will be particularly useful given the new recently released U.S. diagnostic guidelines for Alzheimer's disease, which establish the vital importance of early detection.

In addition to Alzheimer's disease, we are also pursuing the development of diagnostic tests for pancreatic cancer, Parkinson's disease, non-small cell lung cancer, and other diseases for which early detection could lead to earlier therapy and dramatically improved outcomes. This technology platform may also allow for the development of vaccines and highly targeted therapeutic agents.

Pharmaceutical Business

Our product pipeline also includes several pharmaceutical compounds and technologies in research and development for a broad range of indications and conditions. We are developing a protein-based influenza vaccine that we acquired from Academia Sinica in Taiwan, which is designed to offer multi-season and multi-strain protection, in addition to more rapid and efficient production than existing influenza vaccine technologies. We are also working towards beginning clinical trials of our new molecules to treat asthma, chronic obstructive pulmonary disease, and cystic fibrosis.

In February of this year, we acquired CURNA Laboratories, a small biotechnology company with technology developed at The Scripps Research Institute in Florida. This technology permits the up-regulation of the production of enzymes and other proteins, which could be crucial in treating many diseases and conditions, including cancer, heart disease, metabolic disorders and a range of genetic disorders. Over 80 targets of medical importance have been validated in vitro, in laboratory animals and, for some, in primates. We are now actively developing new drugs utilizing this technology.

As we reported to you last year, we acquired rolapitant and other neurokinin-1, or NK-1, assets from Schering Plough Corporation in 2009. Rolapitant is a potential "best in class" NK-1 inhibitor to prevent nausea and vomiting related to chemotherapy and anesthetics used in surgery. As we were preparing to commence Phase III clinical trials for rolapitant, we were able to capitalize on an attractive opportunity to out-license the product to TESARO, Inc., an oncology-focused biopharmaceutical company co-founded by former executives of MGI PHARMA. We believe that the TESARO team brings significant development and commercialization experience and a demonstrated track record of success in launching and differentiating products for the chemotherapy-induced nausea and vomiting market. Under the terms of the license, TESARO agreed to pay us an up-front payment, milestones, royalties, and also will assume all on-going development costs. We also acquired a small equity position in TESARO. We retained rights to a second NK-1 inhibitor which has shown good efficacy and safety in Phase II trials for chronic cough, a condition for which there is presently no good drug therapy.

Emerging Markets

In addition to our pharmaceutical development programs, our pharmaceutical businesses in Chile and Mexico continue to grow. In Mexico, we signed a letter of intent to collaborate with the Centro de Investigación y Asistencia Tecnológica y Diseño del Estado de Jalisco, or CIATEJ, a preeminent technology and research center in the State of Jalisco, Mexico to develop and manufacture vaccines for flu, dengue fever, and West Nile virus. The first project under development with CIATEJ is a new H1N1 vaccine which is presently expected to launch in Mexico in 2012.

Strategic Investments

We also believe that the early stage companies in which we have made strategic investments, including Cocrystal Discovery, Inc., Sorrento Therapeutics, Inc., Fabrus LLC and TESARO, Inc. are making good progress and increasing in value.

Public Offering

Last but not least, we recently completed a public offering of shares of our common stock in which we raised more than $100 million. As a result, we believe we are adequately financed and poised to pursue with enthusiasm our programs presently under development, as well as to opportunistically pursue complementary, accretive and strategic acquisitions and investments.

We remain grateful for your confidence.

Very truly yours,



Phillip Frost, M.D.
Chairman and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-33528

OPKO HEALTH, INC.

(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	75-2402409
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

4400 Biscayne Blvd., Miami, FL 33137
(Address of Principal Executive Offices, Zip Code)

Registrant's Telephone Number, Including Area Code: (305) 575-4100

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	NYSE Amex

Securities registered pursuant to section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "Accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☐	Accelerated filer ☑	Non-Accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, as of the last business day of the registrant's most recently completed second fiscal quarter was: $253,812,039.

As of March 8, 2011 the registrant had 255,600,194 shares of common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2011 Annual Meeting of Stockholders are incorporated by reference in Items 10, 11, 12, 13, and 14 of Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements," as that term is defined under the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements about our expectations, beliefs or intentions regarding our product development efforts, business, financial condition, results of operations, strategies or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those described below and in "Item 1A-Risk Factors" of this Annual Report on Form 10-K. We do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance.

Risks and uncertainties, the occurrence of which could adversely affect our business, include the following:

- We have a history of operating losses and we do not expect to become profitable in the near future.
- Our technologies are in an early stage of development and are unproven.
- Our drug research and development activities may not result in commercially viable products.
- The results of previous clinical trials may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.
- We will require substantial additional funding, which may not be available to us on acceptable terms, or at all.
- Our business is substantially dependant on our ability to develop, launch and generate revenue from our molecular diagnostic program.
- We expect to finance future cash needs primarily through public or private offerings, debt financings or strategic collaborations, which may dilute your stockholdings in the Company.
- If our competitors develop and market products that are more effective, safer or less expensive than our future product candidates, our commercial opportunities will be negatively impacted.
- The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our collaboration partners from obtaining approvals for the commercialization of some or all of our product candidates.
- Failure to recruit and enroll patients for clinical trials may cause the development of our product candidates to be delayed.
- Even if we obtain regulatory approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our product candidates, which could materially impair our ability to generate anticipated revenues.
- We may not meet regulatory quality standards applicable to our manufacturing and quality processes.
- Even if we receive regulatory approval to market our product candidates, the market may not be receptive to our products.
- If we fail to attract and retain key management and scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

- In the event that we successfully evolve from a company primarily involved in development to a company also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.

- If we fail to acquire and develop other products or product candidates, at all or on commercially reasonable terms, we may be unable to diversify or grow our business.

- We have no experience manufacturing our pharmaceutical product candidates other than our Mexican facility and we therefore rely on third parties to manufacture and supply our pharmaceutical product candidates, and would need to meet various standards necessary to satisfy FDA regulations if and when we commence manufacturing.

- We currently have no pharmaceutical or diagnostic marketing, sales or distribution capabilities other than in Chile and Mexico for sales in those countries. If we are unable to develop our sales and marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our pharmaceutical product candidates.

- Independent clinical investigators and contract research organizations that we engage to conduct our clinical trials may not be diligent, careful or timely.

- The success of our business is dependent on the actions of our collaborative partners.

- Our license agreement with TESARO, Inc. is important to our business. If TESARO does not successfully develop and commercialize rolapitant, our business could be adversely affected.

- If we are unable to obtain and enforce patent protection for our products, our business could be materially harmed.

- We do not have an exclusive arrangement in place with Dr. Tom Kodadek with respect to technology or intellectual property that may be material to our business.

- If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

- We will rely heavily on licenses from third parties.

- We license patent rights to certain of our technology from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

- Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

- Adverse results in material litigation matters or governmental inquiries could have a material adverse effect upon our business and financial condition.

- Medicare prescription drug coverage legislation and future legislative or regulatory reform of the health care system may affect our ability to sell our products profitably.

- Failure to obtain regulatory approval outside the United States will prevent us from marketing our product candidates abroad.

- We may not have the funding available to pursue acquisitions.

- Acquisitions may disrupt our business, distract our management and may not proceed as planned; and we may encounter difficulties in integrating acquired businesses.

- Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

- Our business may become subject to legal, economic, political, regulatory and other risks associated with international operations.

- The market price of our common stock may fluctuate significantly.

- Directors, executive officers, principal stockholders and affiliated entities own a significant percentage of our capital stock, and they may make decisions that you do not consider to be in your best interests or in the best interests of our stockholders.

- Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

- If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as they apply to us, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our common stock price may suffer.

- We may be unable to maintain our listing on the NYSE Amex, which could cause our stock price to fall and decrease the liquidity of our common stock.

- Future issuances of common stock and hedging activities may depress the trading price of our common stock.

- Provisions in our charter documents and Delaware law could discourage an acquisition of us by a third party, even if the acquisition would be favorable to you.

- We do not intend to pay cash dividends on our common stock in the foreseeable future.

PART I

Unless the context otherwise requires, all references in this Annual Report on Form 10-K to the "Company", "OPKO", "we", "our", "ours", and "us" refers to OPKO Health, Inc., a Delaware corporation, including our wholly-owned subsidiaries.

ITEM 1. BUSINESS

OVERVIEW

We are a multi-national pharmaceutical and diagnostics company that seeks to establish industry-leading positions in large and rapidly growing medical markets by leveraging our discovery, development and commercialization expertise and our novel and proprietary technologies. Our current focus is on conditions with major unmet medical needs including neurological disorders, infectious diseases, oncology and ophthalmologic diseases. We are developing a range of solutions to diagnose, treat and prevent these conditions, including molecular diagnostics tests, proprietary pharmaceuticals and vaccines. We plan to commercialize these solutions on a global basis in large and high growth markets, including emerging markets. We have already established emerging markets pharmaceutical platforms in Chile and Mexico, which are delivering revenue and which we expect to deliver cash flow and facilitate future market entry for our products currently in development. We also actively explore opportunities to acquire complementary pharmaceuticals, compounds, technologies, and businesses.

Our lead program under development is an innovative molecular diagnostic platform technology for the rapid identification of molecules or immunobiomarkers that may be useful in the creation of accurate, easy-to-use tests for conditions where we believe no objective diagnostic test currently exists or where presently available tests are characterized by invasive procedures and low levels of accuracy. We have demonstrated in initial studies that our platform has the ability to identify diagnostic biomarkers for a wide range of diseases to which the immune system reacts, including cancers, autoimmune diseases, neurodegenerative diseases and infectious diseases. This technology platform may also allow for the development of vaccines and highly targeted therapeutic agents.

Our most advanced application of this technology is a simple blood test for Alzheimer's disease, a debilitating neurodegenerative disease for which there are limited diagnostic options available today. Based on initial clinical work, as described in the journal *Cell* in January 2011, our Alzheimer's test demonstrated an ability to identify and differentiate Alzheimer's patients by detecting elevated levels of antibodies that appear to be unique to Alzheimer's disease. We are currently conducting a broader validation study that we expect to be completed by late 2011 and we expect to begin marketing our test for Alzheimer's disease in 2013. We believe that this test could initially be useful in stratifying patients for ongoing clinical trials of potential Alzheimer's drugs as well as to confirm the diagnosis in a clinical setting and to track the progression of the disease or effectiveness of a therapeutic in a clinical trial. In December 2010 we entered into a non-exclusive collaboration agreement with Bristol-Myers Squibb Company ("BMS") to investigate the utility of our diagnostic technology for the diagnosis of Alzheimer's disease and for identifying individuals with early stage cognitive impairment that are likely to progress to Alzheimer's disease.

In addition to Alzheimer's disease, we are developing a pipeline of diagnostic tests for other conditions such as pancreatic cancer, Parkinson's disease and non-small cell lung cancer. We anticipate entering into additional collaboration agreements regarding our diagnostic pipeline tests and expect to commercially launch up to three diagnostic tests over the next three years.

Our product pipeline also includes several pharmaceutical compounds and technologies in research and development for a broad range of indications and conditions. We are developing a protein-based influenza vaccine designed to offer multi-season and multi-strain protection, that we believe will offer more effective and longer lasting protection against influenza, in addition to more rapid and efficient production than existing influenza vaccine technologies. We recently acquired an up-regulating oligonucleotide therapeutics technology that has the potential to create new drugs for the treatment of a wide variety of illnesses, including cancer, heart disease, metabolic disorders and a range of genetic disorders. We have a variety of therapeutic agents for respiratory disorders in clinical development, including products for asthma, chronic obstructive pulmonary disease ("COPD"), and chronic cough. In addition to these development programs, we have growing pharmaceutical businesses in Chile and Mexico.

We have a highly experienced management team that we believe has demonstrated an ability to successfully build and manage pharmaceutical businesses. Our Chairman and Chief Executive Officer, Dr. Phillip Frost, founded and served as Chairman and Chief Executive Officer of IVAX Corporation ("IVAX"), a multi-national pharmaceutical company, from 1987 until the acquisition of IVAX by Teva Pharmaceutical Industries, Limited ("Teva"), in January 2006. Dr. Frost currently serves as Chairman of the Board of Teva. Prior to Ivax, Dr. Frost founded and served as Chairman of the Board of Directors of Key Pharmaceuticals, Inc. from 1972 until the acquisition of Key Pharmaceuticals by Schering Plough Corporation in 1986. Our other senior executive officers, including Dr. Jane Hsiao, our Vice Chairman and Chief Technology Officer, Steven Rubin, our Executive Vice President, Administration, and Dr. Rao Uppaluri, our Senior Vice President and Chief Financial Officer, are former executive officers of IVAX. Based on their experience in the industry, we believe that our management team has extensive development, regulatory and commercialization expertise and relationships that provide access to commercial opportunities.

GROWTH STRATEGY

We expect our future growth to come from leveraging our proprietary technology and development strengths, and opportunistically pursuing complementary, accretive, or strategic acquisitions and investments.

We have under development a broad and diversified portfolio of diagnostic tests, vaccines and small molecules, targeting a broad range of unmet medical needs. We intend to continue to leverage our proprietary technology and our strengths in all phases of pharmaceutical research and development to further develop and commercialize our portfolio of proprietary pharmaceutical and diagnostic products. Key elements of our strategy are to:

- obtain requisite regulatory approval and compile clinical data for our most advanced product candidates;
- develop a focused commercialization capability in the United States;
- strategically utilize our research and development resources to advance our product pipeline; and
- expand into other medical markets which provide significant opportunities and which we believe are complementary to and synergistic with our business.

We have and expect to continue to be opportunistic and pursue complementary, or strategic acquisitions, licenses and investments. Our management team has significant experience in identifying, executing and integrating these transactions. We expect to use well-timed, carefully selected acquisitions, licenses and investments to continue to drive our growth, including:

- *Products and technologies*. We intend to pursue product and technology acquisitions and licenses that will complement our existing businesses and provide new product and market opportunities, improve our growth, enhance our profitability, leverage our existing assets, and contribute to our own organic growth.
- *Commercial businesses*. We intend to continue to pursue acquisitions of commercial businesses that will both drive our growth and provide geographically diverse sales and distribution opportunities, particularly outside of the United States.
- *Early stage investments*. We have and may continue to make investments in early stage companies that we perceive to have valuable proprietary technology and significant potential to create value for OPKO as a shareholder.

Corporate Information

We were originally incorporated in Delaware in October 1991 under the name Cytoclonal Pharmaceutics, Inc., which was later changed to eXegenics, Inc. On March 27, 2007 we were part of a three-way merger with Froptix Corporation ("Froptix"), a research and development company, and Acuity Pharmaceuticals, Inc. ("Acuity"), a research and development company. This transaction was accounted for as a reverse merger between Froptix and eXegenics, with the combined company then acquiring Acuity. eXegenics was previously involved in the research, creation, and development of drugs for the treatment and prevention of cancer and infectious diseases; however, eXegenics had been a public shell company without any operations since 2003. On June 8, 2007 we changed our name to OPKO Health, Inc.

Our shares are publicly traded on the NYSE Amex under the ticker "OPK". Our principal executive offices are located in Miami, Florida. We also have leased lab space at The Scripps Research Institute in Jupiter, Florida, and leased offices in Santiago, Chile. We also have offices and a manufacturing facility in Guadalajara, Mexico, a leased manufacturing facility in Hialeah, Florida, and a research and development office in the United Kingdom at the University of Kent.

We currently manage our operations in two reportable segments, pharmaceutical and instrumentation segments. The pharmaceutical segment consists of two operating segments, (i) our pharmaceutical research and development segment which is focused on the research and development of pharmaceutical products, diagnostic tests, and vaccines, and (ii) the pharmaceutical operations we acquired in Chile and Mexico through the acquisition of OPKO Chile and Exakta-OPKO. The instrumentation segment consists of ophthalmic instrumentation devices and the activities related to the research, development, manufacture, and commercialization of those products.

CURRENT PRODUCT CANDIDATES AND RELATED MARKETS

Molecular Diagnostics

In June 2009, we acquired exclusive, worldwide rights from the University of Texas Southwestern to an innovative platform technology for the rapid identification of molecules or immunobiomarkers that may be useful in the creation of accurate, easy-to-use diagnostic tests as well as the development of vaccines and highly targeted therapeutic agents for immune system-driven diseases. The technology is based on an innovative method for the identification in small blood samples of disease-specific antibodies that can serve as diagnostic biomarkers for various diseases. We jointly own patent applications covering certain aspects of the technology and hold an exclusive license to the technology.

We believe this innovative technology could have broad applicability for the development of simple and accurate, quantitative blood tests across numerous important diseases, including a number of disease segments where there are no widely accepted or effective screening tests available. The first diagnostic product we are pursuing utilizing this technology is a simple blood test for Alzheimer's disease. The test is designed to detect elevated levels of antibodies that appear to be unique to Alzheimer's disease and could be useful in stratifying patients for ongoing clinical trials of potential Alzheimer's drugs as well as to confirm the diagnosis in a clinical setting and to track the progression of the disease or effectiveness of a therapeutic in a clinical trial. The Alzheimer's disease-specific antibodies were discovered using this novel proprietary platform that we have demonstrated in initial studies to be capable of identifying biomarkers for a wide range of diseases to which the immune system reacts, including Alzheimer's disease, as well as cancers, autoimmune diseases, neurodegenerative diseases and infectious diseases.

Currently it is estimated that over five million people in the United States, and over 35 million people worldwide, have Alzheimer's disease and the national cost of caring for people with Alzheimer's and other dementias is estimated to be $172 billion in 2010 in the United States alone. By 2050, it is estimated that between 11 and 16 million people in the United States over the age of 65 will have Alzheimer's, and the global prevalence of people living with Alzheimer's and other dementias is expected to be greater than 115 million. Currently there are no specific tests to detect Alzheimer's disease and follow its progression. Current diagnosis tools such as behavioral and cognitive measurements, brain scans and spinal fluid analysis have limited diagnostic accuracy, may not detect early stage disease, and in the case of spinal fluid analysis are highly invasive. Definitive diagnosis can currently be made only from examination of postmortem brain tissue samples. An effective early diagnostic blood test would provide a significant breakthrough in supporting definitive early diagnosis.

As reported in the January 2011 edition of the journal *Cell*, we demonstrated in a preliminary study that we were able to identify unique biomarkers from serum samples of known Alzheimer's disease patients, and then using these biomarkers we were able to distinguish patients with Alzheimer's disease from healthy controls, patients with Parkinson's disease and patients with lupus. In December 2010, we entered into a collaboration agreement with BMS, under which we and BMS will investigate the utility of our novel technology for the diagnosis of Alzheimer's disease and for identifying individuals with early stage cognitive impairment that are likely to progress to Alzheimer's disease. We have conducted a validation study of 140 patients, and we are expanding the study to include 200 patients with Alzheimer's disease, 200 demographically matched controls, and 180 patients with other conditions. We expect to complete this study by late 2011 and we expect to begin marketing our diagnostic test for Alzheimer's disease in 2013.

In addition to Alzheimer's disease, we are also pursuing the development of diagnostic tests for pancreatic cancer, Parkinson's disease, non-small cell lung cancer, and other diseases for which early detection could lead to earlier therapy and dramatically improved outcomes. We have conducted preliminary studies in pancreatic cancer, Parkinson's disease, and non-small cell lung cancer patient samples that we believe demonstrate the ability of our technology to identify biomarkers with diagnostic utility for these conditions. We plan to conduct additional studies in larger patient populations to further validate diagnostic tests for these and other conditions. We expect to complete a validation study of an initial cancer diagnostic test in 2012 and we expect to begin marketing an initial cancer diagnostic test in 2013. We anticipate entering into additional collaboration agreements regarding our diagnostic pipeline tests and expect to commercially launch up to three diagnostic tests over the next three years.

Along with molecular diagnostic applications, we believe that this same platform technology should permit the development of pharmaceutical agents or other therapeutics which can be delivered directly to the targeted autoimmune cells. Similarly, we believe that the synthetic molecules that we are able to identify through this technology could be used for the formulation of synthetic vaccines to induce an immune response that protects against foreign pathogens.

Pharmaceutical Business

We presently have several pharmaceutical compounds and technologies in research and development for a broad range of indications and conditions. Our product development candidates are in various stages of development. Our primary focus is on developing and commercializing our novel influenza vaccine and therapeutics based on our oligonucleotide technology platform.

Vaccine Programs

In July 2009, we acquired worldwide rights from Academia Sinica in Taipei, Taiwan, for a new technology to develop protein-based vaccines against influenza and other viral infections. We are developing a proprietary, innovative influenza vaccine designed to provide multi-season and multi-strain protection against many human influenza virus strains, including both seasonal influenza strains as well as global influenza pandemic strains, such as swine flu ("H1N1"), and avian flu ("H5N1"). The world-wide seasonal influenza market place is projected to increase to $6.3 billion by 2014. Influenza results in approximately 200,000 hospitalizations and more than 36,000 deaths each year in the United States alone, with estimated economic costs in excess of $87 billion per year.

There are several major limitations of current influenza vaccines, including:

- *Inability to respond to mutations*. The influenza virus undergoes frequent and unpredictable antigenic changes, or mutations, in its surface proteins, creating new strains of the virus which the immune system often fails to recognize. Currently available vaccines do not provide adequate protection against new influenza strains, leading to the need for the ongoing development and administration of vaccines on an annual basis.

- *Slow development timelines*. Currently available influenza vaccines are based on annual World Health Organization predictions of the influenza strains that will be prevalent in the upcoming season. Because of the long development timeline required to create current influenza vaccines, the actual virus strains prevalent in a given season may differ from the strains used to create the vaccine, resulting in commercially available vaccines that offer limited protection and clinical efficacy.

- *Production cycle limitations*. The annual strain prediction and selection process necessitates annual vaccine manufacturing with time-consuming and expensive annual production cycles. The prediction of optimal production quantities is also difficult and often results in either a shortage or excess of doses.

Instead of the typical method of making a cocktail of inactivated viruses for annual flu shots, our approach to anti-viral vaccines is designed to increase protective antibodies against multiple strains of viral influenza. We believe that our technology will, among other things, permit the development of a molecular protein-based flu vaccine that will provide protection against multiple H1, H3 or H5 flu variances. We believe that our novel vaccine technology addresses the current limitations by providing a wider scope of virus strain coverage with longer-term protection, in a recombinant protein format that requires shorter development timelines and enables efficient year-round and demand-based production.

In addition, in March 2010, we acquired worldwide rights from Academia Sinica to certain alpha-galactosyl ceramide analogs which are believed to be useful as vaccines or vaccine adjuvants for a wide variety of disorders including cancer, infectious disease, and autoimmune disease. We are working in conjunction with Academia Sinica to advance and develop products under these technologies.

Oligonucleotide Therapeutics

In January 2011, we acquired CURNA, Inc., a privately held company based in Jupiter, Florida, engaged in the discovery of new drugs for the treatment of a wide variety of illnesses, including cancer, heart disease, metabolic disorders and a range of genetic anomalies. CURNA's broad platform technology utilizes a short, single strand oligonucleotide and is based on the up-regulation of protein production through interference with non-coding RNA's, or natural antisense. This strategy contrasts with established approaches which down-regulate protein production. CURNA has designed a novel type of therapeutic modality, termed AntagoNAT, and has initially demonstrated this approach for up-regulation of several therapeutically relevant proteins in *in vitro* and animal models. We believe that this short, single strand oligonucleotide can be delivered intravenously or subcutaneously without the drug delivery or cell penetration complications typically associated with double stranded siRNA therapeutics. CURNA has identified and developed compounds which increase the production of over 80 key proteins involved in a large number of individual diseases.

Asthma and COPD

In May 2010, we acquired worldwide rights to a novel heparin-derived oligosaccharide which has significant potential in treating asthma and COPD. Over 22 million people in the United States live with asthma, including nearly six million children. Additionally, there are more than 12 million people in the United States who have COPD. The market for asthma and COPD treatments was estimated to be $26 billion in 2009. Currently available therapies often include unwanted side effects and may have limited efficacy. We believe that our product may have an improved efficacy and side effect profile. Our initial studies have demonstrated anti-inflammatory and anti-allergic activity when administered orally or inhaled with inhalers or nebulizers in sheep and mice asthma models. We have also successfully completed human feasibility studies in asthma.

NK-1 Program

In November 2009, we acquired rolapitant and other neurokinin-1 ("NK-1"), assets from Schering Plough Corporation. Rolapitant, a potent and selective competitive antagonist of the NK-1 receptor, has successfully completed Phase II clinical testing for prevention of chemotherapy induced nausea and vomiting ("CINV"), and post-operative induced nausea and vomiting ("PONV"). Based on studies conducted to-date, we believe that rolapitant may be differentiated from other agents in this class through both its duration of action and lack of drug-drug interactions. Rolapitant has an extended plasma half-life that has the potential to improve the management of nausea and vomiting experienced by cancer patients undergoing chemotherapy treatment. Phase II clinical testing of rolapitant for the prevention of nausea and vomiting in cancer patients treated with highly emetogenic chemotherapy demonstrated promising five-day activity following the administration of a single dose, with no significant drug-drug interactions.

The global emesis market was nearly $2.4 billion in 2009. There are more than two million chemotherapy patients each year in the United States, Europe, and Japan alone, and there are more than 23 million surgery patients in the United States and Europe. NK-1 receptor antagonists and 5HT3 receptor antagonists are major classes of drugs used for prevention of nausea and vomiting. In general, NK-1 inhibitors are complementary to 5HT3 inhibitors with the potential for additive effects in PONV and demonstrated additive effects in CINV. While there are several approved 5HT3 receptor antagonists, including palonosetron (Aloxi), ondansetron (Zofran), and other generics, there is only one NK-1 receptor antagonist approved for commercial use, aprepitant (Emend).

In December 2010, we exclusively out-licensed the development, manufacture and commercialization of rolapitant to TESARO, Inc., an oncology-focused biopharmaceutical company co-founded by former executives of MGI PHARMA, an oncology and acute-care focused biopharmaceutical company acquired by Eisai Co., Ltd. in 2008. We believe that the TESARO team brings significant development and commercialization experience and a demonstrated track record of success in launching and differentiating products for the CINV market.

TESARO is initially pursuing development and commercialization of rolapitant for CINV. Under the terms of the license, we are eligible to receive payments of up to $121.0 million, of which an up-front payment of $6.0 million has been received, and additional payments based upon net sales and achievement of specified regulatory and commercialization milestones. In addition, TESARO will pay us double digit tiered royalties on sales of licensed product. Further, we will share with TESARO future profits from the commercialization of licensed products in Japan, and we will have an option to market the products in Latin America. In addition, we acquired an approximately 10% equity position in TESARO on an as-converted basis.

Separately, we are also developing a second generation NK-1 receptor antagonist, SCH 900978, for chronic cough. The product has completed a Phase II proof of concept study with no safety issues identified and low drug-drug interaction potential.

Ophthalmics

We have therapeutic programs under development for a range of ophthalmic diseases and conditions such as wet and dry Age Related Macular Degeneration ("AMD"), which represent markets with significant unmet needs. In July 2007, we initiated the first of two required pivotal Phase III trials for our lead ophthalmic product, bevasiranib, a drug candidate in development for the treatment of Wet AMD. On March 6, 2009, following the recommendation of an independent data monitoring committee ("IDMC"), we determined to terminate the Phase III clinical trial of bevasiranib. Review of the data by the IDMC had indicated that the trial as structured was unlikely to meet its primary end point. We are continuing to investigate improved drug delivery methods in an effort to determine appropriate next steps regarding the development of bevasiranib. We may seek to continue development of these programs in the future, or to outlicense or sell these programs.

Emerging Markets Operations

We also intend to continue to leverage our global commercialization expertise to pursue acquisitions of commercial businesses that will both drive our growth and provide geographically diverse sales and distribution opportunities, particularly outside of the United States. It is estimated that by 2030 emerging markets will account for 60% of global GDP. According to IMS Health, emerging healthcare markets, including markets such as Brazil, Chile, China, India, Mexico, Russia, and Turkey, are projected to grow approximately 15% in total per year through 2014, while developed markets are projected to grow only 3% to 5% over the same period. At a time of slowing pharmaceutical sales growth in many mature countries, this expansion in many emerging markets has led to higher sales growth rates and an increasing contribution to the industry's global performance. As a result we expect that emerging markets will continue to be a growing part of our business strategy, contributing both attractive revenue growth and cash flow to support our development programs.

In February 2010, we completed the acquisition of Pharmacos Exakta S.A. de C.V. ("Exakta-OPKO"), a Mexican pharmaceutical business engaged in the manufacture, marketing, sale, and distribution of ophthalmic and other pharmaceutical products to private and public customers in Mexico. Exakta-OPKO manufacturers and sells more than 25 products primarily in the generics market in Mexico, although it has recently increased its focus on the development of proprietary products as well. Exakta-OPKO has also signed a letter of intent to collaborate with the Centro de Investigación y Asistencia Tecnológica y Diseño del Estado de Jalisco ("CIATEJ"), a preeminent technology and research center in the State of Jalisco, Mexico to develop and manufacture vaccines for flu, dengue fever, and West Nile virus. The first project under development with CIATEJ is a new H1N1 vaccine which is expected to launch in Mexico in 2012.

In October 2009, we completed the acquisition of Pharma Genexx, S.A. ("OPKO Chile"). OPKO Chile markets, sells and distributes more than 100 products in the generics market to private, hospital and institutional clients in Chile for a wide range of indications, including, cardiovascular products, vaccines, antibiotics, gastro-intestinal products, and hormones, among others. OPKO Chile has no manufacturing facility.

Strategic Investments

We have and may continue to make investments in other early stage companies that we perceive to have valuable proprietary technology and significant potential to create value for OPKO as a shareholder.

- In December 2010, we acquired a minority equity interest in TESARO, Inc., a privately held oncology-focused biopharmaceutical company, as part of a license agreement with TESARO for the development, manufacture, commercialization and distribution of rolapitant and a related compound. As of December 31, 2010, we owned an approximately 10% equity position in TESARO on an as-converted basis.

- In November 2010, we acquired a minority equity interest in Fabrus, LLC, a privately held early-stage biotechnology company with next generation therapeutic antibody drug discovery and development capabilities that is using its proprietary antibody screening and engineering approach to discover promising lead compounds against several important oncology targets. As of December 31, 2010, we owned approximately 13% of the outstanding membership interests of Fabrus.

- In September 2009, we acquired a minority equity interest in Cocrystal Discovery, Inc., a privately held biopharmaceutical company focused on the discovery and development of novel small molecule antiviral therapeutics tailored for the treatment of serious and chronic viral diseases. As of December 31, 2010, we owned approximately 16% of the outstanding capital stock of Cocrystal Discovery.

- In June 2009 we acquired a minority equity interest in Sorrento Therapeutics, Inc., a publicly held development-stage biopharmaceutical company focused on applying its proprietary technology platform for the discovery and development of human therapeutic antibodies for the treatment of a variety of disease conditions, including cancer, inflammation, metabolic disease and infectious disease. As of December 31, 2010 we owned approximately 21% of the outstanding capital stock of Sorrento Therapeutics.

INSTRUMENTATION BUSINESS

Our instrumentation business consists of the development, commercialization and sale of ophthalmic diagnostic and imaging systems and instrumentation products. Currently, the instrumentation business is primarily based on technology that offers innovative systems with advanced diagnostic imaging capabilities and tools to meet the needs of eye care professionals. We may seek to continue development of this business in the future or to outlicense or sell this business.

RESEARCH AND DEVELOPMENT EXPENSES

During the years ended December 31, 2010, 2009, and 2008, we incurred $7.9 million, $12.9 million, and $21.6 million, respectively, of research and development expenses related to our various product candidates. During the year ended December 31, 2010, our research and development expense consisted of activities related to the development of our molecular diagnostics program, rolapitant prior to its divesture, and our next generation OCT/SLO. Research and development expense for the years ended December 31, 2009 and 2008 primarily relate to bevasiranib. In addition, during 2009 and 2008, we expensed $2.0 million and $1.4 million for acquired in process research and development related to our acquisitions of the NK-1 compounds and Vidus Ocular, Inc.

INTELLECTUAL PROPERTY

We believe that technology innovation is driving breakthroughs in healthcare. We have adopted a comprehensive intellectual property strategy which blends the efforts to innovate in a focused manner with the efforts of our business development activities to strategically in-license intellectual property rights. We develop, protect, and defend our own intellectual property rights as dictated by the developing competitive environment. We value our intellectual property assets and believe we have benefited from early and insightful efforts at understanding the disease and the molecular basis of potential pharmaceutical intervention.

We actively seek, when appropriate and available, protection for our products and proprietary information by means of United States and foreign patents, trademarks, trade secrets, copyrights, and contractual arrangements. Patent protection in the pharmaceutical field, however, can involve complex legal and factual issues. There can be no assurance that any steps taken to protect such proprietary information will be effective.

Because the patent positions of pharmaceutical and biotechnology companies are highly uncertain and involve complex legal and factual questions, the patents owned and licensed by us, or any future patents, may not prevent other companies from developing similar or therapeutically equivalent products or ensure that others will not be issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties. Furthermore, to the extent that any of our future products or methods are not patentable, that such products or methods infringe upon the patents of third parties, or that our patents or future patents fail to give us an exclusive position in the subject matter claimed by those patents, we will be adversely affected. We may be unable to avoid infringement of third party patents and may have to obtain a license, defend an infringement action, or challenge the validity of the patents in court. A license may be unavailable on terms and conditions acceptable to us, if at all. Patent litigation is costly and time consuming, and we may be unable to prevail in any such patent litigation or devote sufficient resources to even pursue such litigation.

LICENSES AND COLLABORATIVE RELATIONSHIPS

Our strategy is to develop a portfolio of product candidates through a combination of internal development, acquisition, and external partnerships. Collaborations are key to our strategy and we continue to build relationships and forge partnerships in various areas where unmet medical need and commercial opportunities exist. In 2010, we completed a strategic licensing transaction pursuant to which we exclusively out-licensed development, manufacture and commercialization of rolapitant to TESARO, an oncology-focused biopharmaceutical company founded by executives with a demonstrated track record in launching successful products for the CINV market. Previously, we also completed strategic licensing transactions with the University of Texas Southwestern Medical Center at Dallas. Academia Sinica, the Trustees of the University of Pennsylvania, and the University of Florida Research Foundation, among others.

COMPETITION

The pharmaceutical, molecular diagnostic, and instrumentation industries are highly competitive and require an ongoing, extensive search for technological innovation. The industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. They also require, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products.

We intend to leverage our technological innovation and proprietary position to effectively compete in the pharmaceutical and biopharmaceutical markets. In addition, we are committed to researching, developing and pursuing the commercialization of diagnostic tests for Alzheimer's disease, various cancers and autoimmune disease, among others. Numerous companies, however, including major pharmaceutical companies, specialty pharmaceutical companies and specialized biotechnology companies, are engaged in the development, manufacture and marketing of pharmaceutical products competitive with those that we intend to commercialize ourselves and through our partners, For example, Merck currently markets Emend, an NK-1 compound for post-operative nausea and vomiting and chemotherapy induced nausea and vomiting. There are several companies working to develop universal flu vaccines, and several companies have products or development programs for diseases and conditions our ophthalmic product candidates are designed to address. Competitors to our molecular diagnostics business are many and include major diagnostic companies, reference laboratories, molecular diagnostic firms, universities and research institutions.

Most of these companies have substantially greater financial and other resources, larger research and development staffs and more extensive marketing and manufacturing organizations than ours. This enables them, among other things, to make greater research and development investments and efficiently utilize their research and development costs, as well as their marketing and promotion costs, over a broader revenue base. This also provides our competitors with a competitive advantage in connection with the highly competitive product acquisition and product in-licensing process, which may include auctions in which the highest bidder wins. Our competitors may also have more experience and expertise in obtaining marketing approvals from the Food and Drug Administration (the "FDA") and other regulatory authorities. In addition to product development, testing, approval, and promotion, other competitive factors in the pharmaceutical industry include industry consolidation, product quality and price, product technology, reputation, customer service, and access to technical information.

Our ability to commercialize our pharmaceutical and diagnostic test product candidates and compete effectively will depend, in large part, on:

- Our ability to meet all necessary regulatory requirements to advance our product candidates through clinical trials and the FDA approval process;
- the perception by physicians and other members of the health care community of the safety, efficacy, and benefits of our products compared to those of competing products or therapies;
- our ability to manufacture products we may develop on a commercial scale;
- the effectiveness of our sales and marketing efforts;

- the willingness of physicians to adopt a new treatment regimen represented by our technology;
- our ability to secure reimbursement for our product candidates,
- the price of the products we may develop and commercialize relative to competing products;
- our ability to accurately forecast and meet demand for our product candidates if regulatory approvals are achieved;
- our ability to develop a commercial scale infrastructure either on our own or with a collaborator, which would include expansion of existing facilities, including our manufacturing facilities, development of a distribution network, and other operational and financial systems necessary to support our increased scale;
- our ability to maintain a proprietary position in our technologies; and
- our ability to rapidly expand the existing information technology infrastructure and configure existing operational, manufacturing, and financial systems (on our own or with third party collaborators) necessary to support our increased scale, which would include existing or additional facilities and or partners.

GOVERNMENT REGULATION OF OUR DRUG AND DEVICE DEVELOPMENT ACTIVITIES

The U.S. government regulates healthcare through various agencies, including but not limited to the following: (i) the U.S. Food and Drug Administration ("FDA"), which administers the Federal Food, Drug and Cosmetic Act ("FDCA"), as well as other relevant laws; (ii) the Centers for Medicare & Medicaid Services ("CMS"), which administers the Medicare and Medicaid programs; (iii) the Office of Inspector General ("OIG"), which enforces various laws aimed at curtailing fraudulent or abusive practices, including by way of example, the Anti-Kickback Law, the Physician Self-Referral Law, commonly referred to as the Stark law, the Anti-Inducement Law, the Civil Money Penalty Law, and the laws that authorize the OIG to exclude healthcare providers and others from participating in federal healthcare programs; and (iv) the Office of Civil Rights, which administers the privacy aspects of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). All of the aforementioned are agencies within the Department of Health and Human Services ("HHS"). Healthcare is also provided or regulated, as the case may be, by the Department of Defense through its TriCare program, the Department of Veterans Affairs, especially through the Veterans Health Care Act of 1992, the Public Health Service within HHS under Public Health Service Act § 340B (42 U.S.C. § 256b), the Department of Justice through the Federal False Claims Act and various criminal statutes, and state governments under the Medicaid and other state sponsored or funded programs and their internal laws regulating all healthcare activities.

The testing, manufacture, distribution, advertising, and marketing of drug products and medical devices are subject to extensive regulation by federal, state, and local governmental authorities in the United States, including the FDA, and by similar agencies in other countries. Any drug or device product that we develop must receive all relevant regulatory approvals or clearances, as the case may be, before it may be marketed in a particular country.

Drug Development

The regulatory process, which includes overseeing preclinical studies and clinical trials of each pharmaceutical compound to establish its safety and efficacy and confirmation by the FDA that good laboratory, clinical, and manufacturing practices were maintained during testing and manufacturing, can take many years, requires the expenditure of substantial resources, and gives larger companies with greater financial resources a competitive advantage over us. Delays or terminations of clinical trials that we undertake would likely impair our development of product candidates. Delays or terminations could result from a number of factors, including stringent enrollment criteria, slow rate of enrollment, size of patient population, having to compete with other clinical trials for eligible patients, geographical considerations, and others.

The FDA review processes can be lengthy and unpredictable, and we may encounter delays or rejections of our applications when submitted. Generally, in order to gain FDA approval, we must first conduct preclinical studies in a laboratory and in animal models to obtain preliminary information on a compound and to identify any safety problems. The results of these studies are submitted as part of an IND application that the FDA must review before human clinical trials of an investigational drug can commence.

Clinical trials are normally done in three sequential phases and generally take two to five years or longer to complete. Phase I consists of testing the drug product in a small number of humans, normally healthy volunteers, to determine preliminary safety and tolerable dose range. Phase II usually involves studies in a limited patient population to evaluate the effectiveness of the drug product in humans having the disease or medical condition for which the product is indicated, determine dosage tolerance and optimal dosage, and identify possible common adverse effects and safety risks. Phase III consists of additional controlled testing at multiple clinical sites to establish clinical safety and effectiveness in an expanded patient population of geographically dispersed test sites to evaluate the overall benefit-risk relationship for administering the product and to provide an adequate basis for product labeling. Phase IV clinical trials may be conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication.

After completion of clinical trials of a new drug product, FDA and foreign regulatory authority marketing approval must be obtained. Assuming that the clinical data support the product's safety and effectiveness for its intended use, a new drug application ("NDA"), is submitted to the FDA for its review. Generally, it takes one to three years to obtain approval. If questions arise during the FDA review process, approval may take a significantly longer period of time. The testing and approval processes require substantial time and effort and we may not receive approval on a timely basis, if at all, or the approval that we receive may be for a narrower indication than we had originally sought, potentially undermining the commercial viability of the product. Even if regulatory approvals are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. For marketing outside the United States, we also will be subject to foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary widely from country to country.

None of our pharmaceutical products under development have been approved for marketing in the United States or elsewhere. We may not be able to obtain regulatory approval for any such products under development in a timely manner, if at all. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested will delay or preclude us, or our licensees or marketing partners, from marketing our products, or limit the commercial use of our products, and thereby would have a material adverse effect on our business, financial condition, and results of operations. See "Risk Factors — The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities."

Device Development

Devices are subject to varying levels of premarket regulatory control, the most comprehensive of which requires that a clinical evaluation be conducted before a device receives approval for commercial distribution. The FDA classifies medical devices into one of three classes: Class I devices are relatively simple and can be manufactured and distributed with general controls; Class II devices are somewhat more complex and require greater scrutiny; Class III devices are new and frequently help sustain life.

In the United States, a company generally can obtain permission to distribute a new device in one of two ways. The first applies to any device that is substantially equivalent to a device first marketed prior to May 1976, or to another device marketed after that date, but which was substantially equivalent to a pre-May 1976 device. These devices are either Class I or Class II devices. To obtain FDA permission to distribute the device, the company generally must submit a section 510(k) submission, and receive an FDA order finding substantial equivalence to a predicate device (pre-May 1976 or post-May 1976 device that was substantially equivalent to a pre-May 1976 device) and permitting commercial distribution of that device for its intended use. A 510(k) submission must provide information supporting a claim of substantial equivalence to the predicate device. If clinical data from human experience are required to support the 510(k) submission, these data must be gathered in compliance with investigational device exemption ("IDE"), regulations for investigations performed in the United States. The 510(k) process is normally used for products of the type that the Company proposes distributing. The FDA review process for premarket notifications submitted pursuant to section 510(k) takes, on average, about 90 days, but it can take substantially longer if the FDA has concerns, and there is no guarantee that the FDA will "clear" the device for marketing, in which case the device cannot be distributed in the United States. There is also no guarantee that the FDA will deem the applicable device subject to the 510(k) process, as opposed to the more time-consuming, resource-intensive and problematic, pre market approval ("PMA") process described below.

The second, more comprehensive, approval process applies to a new device that is not substantially equivalent to a pre-1976 product or that is to be used in supporting or sustaining life or preventing impairment. These devices are normally Class III devices. For example, most implantable devices are subject to the approval process. Two steps of FDA approval are generally required before a company can market a product in the United States that is subject to approval, as opposed to clearance. First, a company must comply with IDE regulations in connection with any human clinical investigation of the device. These regulations permit a company to undertake a clinical study of a "non-significant risk" device without formal FDA approval. Prior express FDA approval is required if the device is a significant risk device. Second, the FDA must review the company's PMA application, which contains, among other things, clinical information acquired under the IDE. The FDA will approve the PMA application if it finds there is reasonable assurance that the device is safe and effective for its intended use. The PMA process takes substantially longer than the 510(k) process and it is conceivable that the FDA would not agree with our assessment that a device that we propose to distribute should be a Class I or Class II device. If that were to occur we would be required to undertake the more complex and costly PMA process. However, for either the 510(k) or the PMA process, the FDA could require us to run clinical trials, which would pose all of the same risks and uncertainties associated with the clinical trials of drugs, described above.

Even when a clinical study has been approved by the FDA or deemed approved, the study is subject to factors beyond a manufacturer's control, including, but not limited to the fact that the institutional review board at a given clinical site might not approve the study, might decline to renew approval which is required annually, or might suspend or terminate the study before the study has been completed. Also, the interim results of a study may not be satisfactory, leading the sponsor to terminate or suspend the study on its own initiative or the FDA may terminate or suspend the study. There is no assurance that a clinical study at any given site will progress as anticipated; there may be an insufficient number of patients who qualify for the study or who agree to participate in the study or the investigator at the site may have priorities other than the study. Also, there can be no assurance that the clinical study will provide sufficient evidence to assure the FDA that the product is safe and effective, a prerequisite for FDA approval of a PMA, or substantially equivalent in terms of safety and effectiveness to a predicate device, a prerequisite for clearance under 510(k). Even if the FDA approves or clears a device, it may limit its intended uses in such a way that manufacturing and distributing the device may not be commercially feasible.

After clearance or approval to market is given, the FDA and foreign regulatory agencies, upon the occurrence of certain events, are authorized under various circumstances to withdraw the clearance or approval or require changes to a device, its manufacturing process or its labeling or additional proof that regulatory requirements have been met.

A manufacturer of a device approved through the PMA is not permitted to make changes to the device which affect its safety or effectiveness without first submitting a supplement application to its PMA and obtaining FDA approval for that supplement. In some instances, the FDA may require clinical trials to support a supplement application. A manufacturer of a device cleared through the 510(k) process must submit another premarket notification if it intends to make a change or modification in the device that could significantly affect the safety or effectiveness of the device, such as a significant change or modification in design, material, chemical composition, energy source or manufacturing process. Any change in the intended uses of a PMA device or a 510(k) device requires an approval supplement or cleared premarket notification. Exported devices are subject to the regulatory requirements of each country to which the device is exported, as well as certain FDA export requirements.

A company that intends to manufacture medical devices is required to register with the FDA before it begins to manufacture the device for commercial distribution. As a result, we and any entity that manufactures products on our behalf will be subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation requirements and other regulations. In the European Community, we will be required to maintain certain International Organization for Standardization ("ISO"), certifications in order to sell products and we or our manufacturers undergo periodic inspections by notified bodies to obtain and maintain these certifications. These regulations require us or our manufacturers to manufacture products and maintain documents in a prescribed manner with respect to design, manufacturing, testing and control activities. Further, we are required to comply with various FDA and other agency requirements for labeling and promotion. The Medical Device Reporting regulations require that we provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. In addition, the FDA prohibits us from promoting a medical device for unapproved indications.

Our instrumentation products are subject to regulation by the FDA and similar international health authorities. We also have an obligation to adhere to the FDA's cGMP regulations. Additionally, we are subject to periodic FDA inspections, quality control procedures, and other detailed validation procedures. If the FDA finds deficiencies in the validation of our manufacturing and quality control practices, they may impose restrictions on marketing specific products until corrected.

Regulation by governmental authorities in the United States and other countries may be a significant factor in how we develop, test, produce and market our molecular diagnostic test products. Diagnostic tests like ours do not fall squarely within the regulatory approval process for pharmaceutical or device products as described above, and the regulatory pathway is not as clear. It is possible that diagnostic products developed by us or our collaborators will be regulated as medical devices by the FDA and comparable agencies of other countries and require either premarket approval ("PMA") or 510(k) clearance from the FDA prior to marketing. Nevertheless, some companies that have successfully commercialized diagnostic tests for various conditions and disease states have not sought clearance or approval for such tests through the traditional or PMA processes, and have instead utilized a process involving laboratory developed tests ("LDTs") through a laboratory certified under The Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). CLIA is a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for diagnostic, preventative or treatment purpose. In such instances, the CLIA lab is solely responsible for the development, validation and commercialization of the assay. Such LDT testing is currently under the purview of CMS and state agencies that provide oversight of the safe and effective use of LDTs. Although the FDA has consistently claimed that it has the regulatory authority to regulate LDTs that are validated by the developing laboratory and performed only by that laboratory, it has generally exercised enforcement discretion in not otherwise regulating most tests developed and performed by high complexity CLIA-certified laboratories. Recently, however, the FDA indicated that it was reviewing the regulatory requirements that will apply to LDTs, and held a two-day public meeting on July 19 and July 20, 2010 to obtain input from stakeholders on how it should apply its authority to implement a reasonable, risk-based, and effective regulatory framework for LDTs. Although the FDA did not indicate when or how those changes would be implemented, it left little doubt that the changes are forthcoming.

Impact of Regulation

The FDA in the course of enforcing the FDCA may subject a company to various sanctions for violating FDA regulations or provisions of the FDCA, including requiring recalls, issuing Warning Letters, seeking to impose civil money penalties, seizing devices that the agency believes are non-compliant, seeking to enjoin distribution of a specific type of device or other product, seeking to revoke a clearance or approval, seeking disgorgement of profits and seeking to criminally prosecute a company and its officers and other responsible parties.

The levels of revenues and profitability of biopharmaceutical companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. In addition, in the United States and elsewhere, sales of therapeutic and other pharmaceutical products are dependent in part on the availability and adequacy of reimbursement from third party payers, such as the government or private insurance plans. Third party payers are increasingly challenging established prices, and new products that are more expensive than existing treatments may have difficulty finding ready acceptance unless there is a clear therapeutic benefit. We cannot assure you that any of our products will be considered cost effective, or that reimbursement will be available or sufficient to allow us to sell them competitively and profitably.

Our instrumentation products are subject to regulation by the FDA and similar international health authorities. We also have an obligation to adhere to the FDA's cGMP regulations. Additionally, we are subject to periodic FDA inspections, quality control procedures, and other detailed validation procedures. If the FDA finds deficiencies in the validation of our manufacturing and quality control practices, they may impose restrictions on marketing specific products until corrected.

Anti-Kickback Laws

We are also subject to various federal, state, and international laws pertaining to health care "fraud and abuse," including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal to solicit, offer, receive or pay any remuneration in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular drug or the use of a service or device. Federal and state false claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to third-party payors (including

Medicare and Medicaid), claims for reimbursed drugs or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. If the government were to allege against or convict us of violating these laws, there could be a material adverse effect on us, including our stock price. Even an unsuccessful challenge could cause adverse publicity and be costly to respond to, which could have a materially adverse effect on our business, results of operations and financial condition. We will consult counsel concerning the potential application of these and other laws to our business and our sales, marketing and other activities and will make good faith efforts to comply with them. However, given their broad reach and the increasing attention given by law enforcement authorities, we cannot assure you that some of our activities will not be challenged or deemed to violate some of these laws.

Foreign Corrupt Practices Act

We are also subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits corporations and individuals from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Our international activities create the risk of unauthorized payments or offers of payments by our employees, consultants, sales agents or distributors, even though they may not always be subject to our control. We discourage these practices by our employees and agents. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions.

MANUFACTURING AND QUALITY

Other than our facility in Guadalajara, Mexico, we currently have no pharmaceutical manufacturing facilities. We have entered into agreements with various third parties for the formulation and manufacture of our pharmaceutical clinical supplies. These suppliers and their manufacturing facilities must comply with FDA regulations, current good laboratory practices ("cGLPs") and current good manufacturing practices ("cGMPs"). We plan to outsource the manufacturing and formulation of our clinical supplies.

We have an instrumentation manufacturing facility in Hialeah, Florida, which predominantly performs high level assembly for our instrumentation products. Certain of our products' components and optical subsystems are produced by sub-contracted vendors that specialize in optical device manufacturing.

We are committed to providing high quality products to our customers, and we plan to meet this commitment by working diligently to continue implementing updated and improved quality systems and concepts throughout our organization.

SALES & MARKETING

We currently do not have pharmaceutical or diagnostics sales or marketing personnel in the United States and have limited personnel in Chile and Mexico. In order to commercialize any pharmaceutical or diagnostic products that are approved for commercial sale, we must either build a sales and marketing infrastructure or collaborate with third parties with sales and marketing experience.

Our instrumentation division has offices in the United States and the United Kingdom and a distributor network that currently covers more than 50 countries. Our strategy is to increase sales of existing products through expansion of our sales channel in the United States and to provide additional marketing resources to our international distributor network.

SERVICE & SUPPORT

We currently offer service and telephone support for all of our marketed instrumentation products. Warranties are given on all products against defects of labor and material. Extended Service Contracts are available for purchase. Product repairs are performed onsite at our Hialeah facility.

EMPLOYEES

As of December 31, 2010, we had 220 full-time employees worldwide. None of our employees are represented by a collective bargaining agreement.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics. We require all employees, including our principal executive officer and principal accounting officer and other senior officers and our employee directors, to read and to adhere to the Code of Business Conduct and Ethics in discharging their work-related responsibilities. Employees are required to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at http://www.OPKO.com.

Available Information

We make available free of charge on or through our web site, at www.opko.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. Additionally, the public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C., 20549. Information regarding operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Information that we file with the SEC is also available at the SEC's Web site at www.sec.gov.

ITEM 1A. RISK FACTORS.

You should carefully consider the risks described below, as well as other information contained in this report, including the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events discussed below could significantly and adversely affect our business, prospects, results of operations, financial condition, and cash flows.

RISKS RELATED TO OUR BUSINESS

We have a history of operating losses and we do not expect to become profitable in the near future.

We are a healthcare company with a limited operating history. We are not profitable and have incurred losses since our inception. We do not anticipate that we will generate revenue from the sale of proprietary pharmaceutical products or our molecular diagnostic products for some time and we have generated limited revenue from our pharmaceutical operations in Chile and Mexico and from our instrumentation business. We have not yet submitted any pharmaceutical products or molecular diagnostic products for marketing approval or clearance by regulatory authorities and we do not currently have rights to any pharmaceutical product candidates that have been approved for marketing, other than those products sold by our Chilean and Mexican subsidiaries. We continue to incur research and development and general and administrative expenses related to our operations and, to date, we have devoted most of our financial resources to research and development, including our pre-clinical development activities and clinical trials. We expect to continue to incur losses from our operations for the foreseeable future, and we expect these losses to increase as we continue our research activities and conduct development of, and seek regulatory approvals and clearances for, our product candidates, and prepare for and begin to commercialize any approved or cleared products. If our product candidates fail in clinical trials or do not gain regulatory approval or clearance, or if our product candidates do not achieve market acceptance, we may never become profitable. In addition, if we are required by the U.S. Food and Drug Administration ("FDA"), to perform studies in addition to those we currently anticipate, our expenses will increase beyond expectations and the timing of any potential product approval may be delayed. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

Our technologies are in an early stage of development and are unproven.

The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business.

In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our company, developing our technology, and undertaking pre-clinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our pharmaceutical product or molecular diagnostic candidates. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

Our product research and development activities may not result in commercially viable products.

Most of our product candidates, including our molecular diagnostic products and vaccine technologies, are in the early stages of development and are prone to the risks of failure inherent in drug, diagnostic, and medical device product development. These risks further include the possibility that such products would:

- be found to be ineffective, unreliable, or otherwise inadequate or otherwise fail to receive regulatory approval;
- be difficult or impossible to manufacture on a commercial scale;
- be uneconomical to market or otherwise not be effectively marketed;
- fail to be successfully commercialized if adequate reimbursement from government health administration authorities, private health insurers, and other organizations for the costs of these products is unavailable;

- be impossible to commercialize because they infringe on the proprietary rights of others or compete with products marketed by others that are superior; or

- fail to be commercialized prior to the successful marketing of similar products by competitors.

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities.

Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates either (i) are safe and effective for use in a diverse population of their intended uses or (ii) with respect to Class I or Class II devices only, are substantially equivalent in terms of safety and effectiveness to devices that are already marketed under section 510(k) of the Food, Drug and Cosmetic Act. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having progressed through initial clinical trials.

Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in Phase III clinical trials or registration trials. In addition our device candidates, as well as our molecular diagnostic candidates, may not be approved or cleared, as the case may be, even though clinical or other data are, in our view, adequate to support a device or diagnostic test approval or clearance. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

The results of our clinical trials may show that our product candidates may cause undesirable side effects, which could interrupt, delay or halt clinical trials, resulting in the denial of regulatory approval by the FDA and other non-U.S. regulatory authorities.

In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Government Accounting Office, medical professionals, and the general public have raised concerns about potential drug safety issues. These events have resulted in the withdrawal of drug products, revisions to drug labeling that further limit use of the drug products, and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

We will require substantial additional funding, which may not be available to us on acceptable terms, or at all.

We are advancing and intend to continue to advance multiple product candidates through clinical and pre-clinical development. On March 14, 2011, we issued 27,000,000 shares of our common stock in an underwritten public offering at a price of $3.75 per share. The net proceeds received in the offering were approximately $96.4 million. We believe we have sufficient cash and cash equivalents on hand or available to us through lines of credit to meet our anticipated cash requirements for operations and debt service beyond the next 12 months. We have based this estimate on assumptions that may prove to be wrong or subject to change, and we may be required to use our available capital resources sooner than we currently expect or curtail aspects of our operations in order to preserve our capital. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future capital requirements will depend on a number of factors, including the continued progress of our research and development of product candidates, the timing and outcome of clinical trials and regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims and other intellectual property rights, the status of competitive products, the availability of financing, and our success in developing markets for our product candidates.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never do, we expect to finance future cash needs primarily through public or private equity offerings, debt financings, or strategic collaborations. Our ability to obtain additional capital may depend on prevailing economic conditions and financial, business and other factors beyond our control. Disruptions in the United States and global financial markets may adversely impact the availability and cost of credit, as well as our ability to raise money in the capital markets. Economic conditions have been, and continue to be, volatile. Continued instability in these market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to fund and grow our business. There can be no assurance that additional capital will be available to us on acceptable terms, or at all, which could adversely impact our business, results of operations, liquidity, capital resources and financial condition. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs. To the extent that we raise additional funds by issuing equity securities, our stockholders may experience additional significant dilution, and debt financing, if available, may involve restrictive covenants. To the extent that we raise additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that may not be favorable to us. We may seek to access the public or private capital markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

Our business is substantially dependant on our ability to develop, launch and generate revenue from our molecular diagnostic program.

Our business is substantially dependant on our ability to develop and launch simple diagnostic tests based on our molecular diagnostics platform for Alzheimer's disease, cancers and other conditions for which we are developing tests. We are committing significant research and development resources to the development of such diagnostic tests, and there is no guarantee that we will be able to successfully launch these or other diagnostic tests on anticipated timelines or at all. We have limited experience in developing, manufacturing, selling, marketing or distributing tests based on the molecular diagnostic platform. If we are not able to successfully develop, market or sell diagnostic tests we develop for any reason, including the failure to obtain any required regulatory approvals, we will not generate any revenue from the sale of such tests. Even if we are able to develop effective diagnostic tests for sale in the marketplace, a number of factors could impact our ability to sell such tests or generate any significant revenue from the sale of such tests, including without limitation:

- our ability to establish and maintain adequate infrastructure to support the commercial launch and sale of our diagnostic tests ourselves or through a CLIA certified laboratory, including establishing adequate laboratory space, information technology infrastructure, sample collection and tracking systems, electronic ordering and reporting systems and other infrastructure and hiring adequate laboratory and other personnel;

- the success of the validation studies for our diagnostic tests under development and our ability to publish study results in peer-reviewed journals;

- the availability of alternative and competing tests or products and technological innovations or other advances in medicine that cause our technologies to be less competitive;

- the accuracy rates of such tests, including rates of false-negatives and/or false-positives;

- concerns regarding the safety or effectiveness or clinical utility of our diagnostic tests;

- changes in the regulatory environment affecting health care and health care providers, including changes in laws regulating laboratory testing and/or device manufacturers;

- the extent and success of our sales and marketing efforts and ability to drive adoption of our diagnostic tests;

- coverage and reimbursement levels by government payors and private insurers;
- pricing pressures and changes in third-party payor reimbursement policies; and
- intellectual property rights held by others or others infringing our intellectual property rights.

If our competitors develop and market products that are more effective, safer or less expensive than our future product candidates, our commercial opportunities will be negatively impacted.

The pharmaceutical, molecular diagnostic, and instrumentation industries are highly competitive and require an ongoing, extensive search for technological innovation. Numerous companies, including major pharmaceutical companies, specialty pharmaceutical companies and specialized biotechnology companies, are engaged in the development, manufacture and marketing of pharmaceutical products competitive with those that we intend to commercialize ourselves and through our partners, including without limitation, Merck, Genentech, Allergan, Alcon Laboratories, Novartis, Alnylam, Regeneron, and QLT. Competitors to our molecular diagnostics business are many and include major diagnostic companies, reference laboratories, molecular diagnostic firms, universities and research institutions. Most of these companies have substantially greater financial and other resources, larger research and development staffs and more extensive marketing and manufacturing organizations than ours. Large pharmaceutical companies, in particular, have extensive experience in clinical testing and in obtaining regulatory approvals or clearances for drugs or medical devices. These companies also have significantly greater research and marketing capabilities than we do. Compared to us, many of our potential competitors have substantially greater capital resources, development resources, including personnel and technology, clinical trial experience, regulatory experience, expertise in prosecution of intellectual property rights, manufacturing and distribution experience, and sales and marketing experience.

We believe that our ability to successfully compete will depend on, among other things:

- the results of our clinical trials;
- our ability to recruit and enroll patients for our clinical trials;
- the efficacy, safety and reliability of our product candidates;
- the speed at which we develop our product candidates;
- our ability to design and successfully execute appropriate clinical trials;
- the timing and scope of regulatory approvals or clearances;
- our ability to commercialize and market any of our product candidates that may receive regulatory approval or clearance;
- appropriate coverage and adequate levels of reimbursement under private and governmental health insurance plans, including Medicare;
- our ability to protect intellectual property rights related to our products;
- our ability to have our partners manufacture and sell commercial quantities of any approved products to the market; and
- acceptance of future product candidates by physicians and other health care providers.

If our competitors market products that are more effective, safer, easier to use or less expensive than our future product candidates, if any, or that reach the market sooner than our future product candidates, if any, we may not achieve commercial success. In addition, the biopharmaceutical, molecular diagnostic, and medical device industries are characterized by rapid technological change. Because our research approach integrates many technologies, it may be difficult for us to stay abreast of the rapid changes in each technology. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete or less competitive.

Our product development activities could be delayed or stopped.

We do not know whether our current or planned pre-clinical and clinical studies will be completed on schedule, or at all. Furthermore, we cannot guarantee that our planned pre-clinical and clinical studies will begin on time or at all. The commencement of our planned clinical trials could be substantially delayed or prevented by several factors, including:

- a limited number of, and competition for, suitable patients with the particular types of disease required for enrollment in our clinical trials or that otherwise meet the protocol's inclusion criteria and do not meet any of the exclusion criteria;
- a limited number of, and competition for, suitable sites to conduct our clinical trials;
- delay or failure to obtain FDA or other non-U.S. regulatory authorities' approval or agreement to commence a clinical trial;
- delay or failure to obtain sufficient supplies of the product candidate for our clinical trials;
- requirements to provide the drugs or medical devices required in our clinical trial protocols or clinical trials at no cost or cost, which may require significant expenditures that we are unable or unwilling to make;
- delay or failure to reach agreement on acceptable clinical trial agreement terms or clinical trial protocols with prospective sites or investigators; and
- delay or failure to obtain institutional review board ("IRB") approval to conduct or renew a clinical trial at a prospective site.

The completion of our clinical trials could also be substantially delayed or prevented by several factors, including:

- slower than expected rates of patient recruitment and enrollment;
- failure of patients to complete the clinical trial;
- unforeseen safety issues;
- lack of efficacy evidenced during clinical trials;
- termination of our clinical trials by one or more clinical trial sites;
- inability or unwillingness of patients or medical investigators to follow our clinical trial protocols; and
- inability to monitor patients adequately during or after treatment.

Our clinical trials may be suspended or terminated at any time by the FDA, other regulatory authorities, the IRB for any given site, or us. Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes with appropriate regulatory authorities. Amendments may require us to resubmit our clinical trial protocols to IRBs for re-examination, which may impact the costs, timing, or successful completion of a clinical trial. Any failure or significant delay in commencing or completing clinical trials for our product candidates could materially harm our results of operations and financial condition, as well as the commercial prospects for our product candidates.

The regulatory approval process is expensive, time consuming and uncertain and may prevent us or our collaboration partners from obtaining approvals for the commercialization of some or all of our product candidates.

The research, testing, manufacturing, labeling, approval, selling, marketing, and distribution of drug products or medical devices are subject to extensive regulation by the FDA and other non-U.S. regulatory authorities, which regulations differ from country to country. In general, we are not permitted to market our product candidates in the

United States until we receive approval of a new drug application ("NDA"), a clearance letter under the premarket notification process, or 510(k) process, or an approval of a pre-market approval ("PMA") from the FDA. We have not submitted a NDA or PMA application or premarket notification, nor have we received marketing approval or clearance for any of our proprietary pharmaceutical or diagnostic product candidates. Obtaining approval of a NDA or PMA can be a lengthy, expensive, and uncertain process. With respect to medical devices, while the FDA reviews and clears a premarket notification in as little as three months, there is no guarantee that our products will qualify for this more expeditious regulatory process, which is reserved for Class I and II devices, nor is there any assurance that even if a device is reviewed under the 510(k) process that the FDA will review it expeditiously or determine that the device is substantially equivalent to a lawfully marketed non-PMA device. If the FDA fails to make this finding, then we cannot market the device. In lieu of acting on a premarket notification, the FDA may seek additional information or additional data which would further delay our ability to market the product. Furthermore, we are not permitted to make changes to a device approved through the PMA or 510(k) which affects the safety or efficacy of the device without first submitting a supplement application to the PMA and obtaining FDA approval or cleared premarket notification for that supplement. In some cases, the FDA may require clinical trials to support a supplement application. In addition, failure to comply with FDA, non-U.S. regulatory authorities, or other applicable United States and non-U.S. regulatory requirements may, either before or after product approval or clearance, if any, subject our company to administrative or judicially imposed sanctions, including, but not limited to the following:

- restrictions on the products, manufacturers, or manufacturing process;
- adverse inspectional observations (Form 483), warning letters, or non-warning letters incorporating inspectional observations;
- civil and criminal penalties;
- injunctions;
- suspension or withdrawal of regulatory approvals or clearances;
- product seizures, detentions, or import bans;
- voluntary or mandatory product recalls and publicity requirements;
- total or partial suspension of production;
- imposition of restrictions on operations, including costly new manufacturing requirements; and
- refusal to approve or clear pending NDAs or supplements to approved NDAs, applications or pre-market notifications.

Regulatory approval of an NDA or NDA supplement, PMA, PMA supplement or clearance pursuant to a pre-market notification is not guaranteed, and the approval or clearance process, as the case may be, is expensive and may, especially in the case of an NDA or PMA application, take several years. The FDA also has substantial discretion in the drug and medical device approval and clearance process. Despite the time and expense exerted, failure can occur at any stage, and we could encounter problems that cause us to abandon clinical trials or to repeat or perform additional pre-clinical studies and clinical trials. The number of pre-clinical studies and clinical trials that will be required for FDA approval or clearance varies depending on the drug or medical device candidate, the disease or condition that the drug or medical device candidate is designed to address, and the regulations applicable to any particular drug or medical device candidate. The FDA can delay, limit or deny approval or clearance of a drug or medical device candidate for many reasons, including:

- a drug candidate may not be deemed safe or effective;
- a medical device candidate may not be deemed to be substantially equivalent to a lawfully marketed non-PMA device, in the case of a premarket notification;
- the FDA may not find the data from pre-clinical studies and clinical trials sufficient;

- the FDA may not approve our or our third-party manufacturer's processes or facilities; or
- the FDA may change its approval or clearance policies or adopt new regulations.

Regulation by governmental authorities in the United States and other countries may be a significant factor in how we develop, test, produce and market our molecular diagnostic test products. Diagnostic tests like ours do not fall squarely within the regulatory approval process for pharmaceutical or device products as described above, and the regulatory pathway is not as clear. It is possible that diagnostic products developed by us or our collaborators will be regulated as medical devices by the FDA and comparable agencies of other countries and require either PMA or 510(k) clearance from the FDA prior to marketing. Some companies that have successfully commercialized diagnostic tests for various conditions and disease states have not sought clearance or approval for such tests through the traditional 510(k) or PMA processes, and have instead utilized a process involving laboratory developed tests ("LDTs") through a laboratory certified under The Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). CLIA is a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for diagnostic, preventative or treatment purpose. In such instances, the CLIA lab is solely responsible for the development, validation and commercialization of the assay. Such LDT testing is currently under the purview of CMS and state agencies that provide oversight of the safe and effective use of LDTs. Although the FDA has consistently claimed that is has the regulatory authority to regulate LDTs that are validated by the developing laboratory and performed only by that laboratory, it has generally exercised enforcement discretion in not otherwise regulating most tests developed and performed by high complexity CLIA-certified laboratories. Recently, however, the FDA indicated that it was reviewing the regulatory requirements that will apply to LDTs, and held a two-day public meeting on July 19 and July 20, 2010 to obtain input from stakeholders on how it should apply its authority to implement a reasonable, risk-based, and effective regulatory framework for LDTs. Although the FDA did not indicate when or how those changes would be implemented, it left little doubt that the changes are forthcoming.

Our product candidates may have undesirable side effects and cause our approved drugs to be taken off the market.

If a product candidate receives marketing approval and we or others later identify undesirable side effects caused by such products:

- regulatory authorities may require the addition of labeling statements, specific warnings, a contraindication, or field alerts to physicians and pharmacies;
- regulatory authorities may withdraw their approval of the product and require us to take our approved drug off the market;
- we may be required to change the way the product is administered, conduct additional clinical trials, or change the labeling of the product;
- we may have limitations on how we promote our drugs;
- sales of products may decrease significantly;
- we may be subject to litigation or product liability claims; and
- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase our commercialization costs and expenses, which in turn could delay or prevent us from generating significant revenues from its sale.

Our inability to address quality control issues in a timely manner could delay the production and sale of our instrumentation products.

We are committed to providing high quality products to our customers, and we plan to meet this commitment by working diligently to continue implementing updated and improved quality systems and concepts throughout our organization. We cannot assure you that we will not have quality control issues in the future, which may result in warning letters and citations from the FDA. If we receive any warning letters from the FDA in the future, there can be no assurances regarding the length of time or cost it will take us to resolve such quality issues to our satisfaction and to the satisfaction of the FDA. If our remedial actions are not satisfactory to the FDA, we may have to devote additional financial and human resources to our efforts, and the FDA may take further regulatory actions against us including, but not limited to, assessing civil monetary penalties or imposing a consent decree on us, which could result in further regulatory constraints, including the governance of our quality system by a third party. Our inability to resolve these issues or the taking of further regulatory action by the FDA may weaken our competitive position and have a material adverse effect on our business, results of operations and financial condition.

We manufacture products in Mexico through our Mexican subsidiary. Any quality control issues at our Mexican facility may weaken our competitive position and have a material adverse effect on our business results of operations and financial condition.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes, which could have an adverse effect on our business, results of operations and financial condition.

As a medical device manufacturer, we are required to register with the FDA and are subject to periodic inspection by the FDA for compliance with its Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through periodic inspections by the FDA. In addition, most international jurisdictions have adopted regulatory approval and periodic renewal requirements for medical devices, and we must comply with these requirements in order to market our products in these jurisdictions. In the European Community, we are required to maintain certain ISO certifications in order to sell our products and must undergo periodic inspections by notified bodies to obtain and maintain these certifications. Further, some emerging markets rely on the FDA's Certificate for Foreign Government ("CFG") in lieu of their own regulatory approval requirements. Our, or our manufacturers' failure to meet QSR ISO, or any other regulatory requirements or industry standards could delay production of our products and lead to fines, difficulties in obtaining regulatory clearances, recalls or other consequences, which could, in turn, have a material adverse effect on our business, results of operations, and our financial condition.

Even if we obtain marketing approvals or clearances for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our product candidates, which could materially impair our ability to generate anticipated revenues.

Once regulatory approval has been granted to market a product, the approved or cleared product and its manufacturer are subject to continual review. Any approved or cleared product may only be promoted for its indicated uses. In addition, if the FDA or other non-U.S. regulatory authorities approve any of our product candidates for marketing, the labeling, packaging, adverse event reporting, storage, advertising, and promotion for the product will be subject to extensive regulatory requirements. We and the manufacturers of our products are also required to comply with current Good Manufacturing Practices ("cGMP") regulations or the FDA's QSR regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Moreover, device manufacturers are required to report adverse events by filing Medical Device Reports with the FDA, which reports are publicly available. Further, regulatory agencies must approve manufacturing facilities before they can be used to manufacture our products, and these facilities are subject to ongoing regulatory inspection. If we fail to comply with the regulatory requirements of the FDA and other non-U.S. regulatory authorities, or if previously unknown problems with our products, manufacturers, or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions. Furthermore, any limitation on indicated uses for a product candidate or our ability to manufacture and promote a product candidate could significantly and adversely affect our business, results of operations, and financial condition.

In addition, the FDA and other non-U.S. regulatory authorities may change their policies and additional regulations may be enacted that could prevent or delay marketing approval or clearance of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we would likely not be permitted to market our future product candidates and we may not achieve or sustain profitability, which would materially impair our ability to generate anticipated revenues.

Even if we receive regulatory approval or clearance to market our product candidates, the market may not be receptive to our products.

Even if our product candidates obtain marketing approval or clearance, our products may not gain market acceptance among physicians, patients, health care payors and/or the medical community. We believe that the degree of market acceptance will depend on a number of factors, including:

- timing of market introduction of competitive products;
- safety and efficacy of our product compared to other products;
- prevalence and severity of any side effects;
- potential advantages or disadvantages over alternative treatments;
- strength of marketing and distribution support;
- price of our products, both in absolute terms and relative to alternative treatments;
- availability of coverage and reimbursement from government and other third-party payors;
- potential product liability claims;
- limitations or warnings contained in a product's regulatory authority-approved labeling; and
- changes in the standard of care for the targeted indications for any of our product candidates, which could reduce the marketing impact of any claims that we could make following applicable regulatory authority approval.

In addition, our efforts to educate the medical community and health care payors on the benefits of our product candidates may require significant resources and may never be successful. If our products do not gain market acceptance, it would have a material adverse effect on our business, results of operations, and financial condition.

If our future product candidates are not covered and eligible for reimbursement from government and third party payors, we may not be able to generate significant revenue or achieve or sustain profitability.

The coverage and reimbursement status of newly approved or cleared drugs, diagnostic tests or medical devices is uncertain, and failure of our pharmaceutical and diagnostic products and procedures using our medical devices to be adequately covered by insurance and eligible for adequate reimbursement could limit our ability to market any future product candidates we may develop and decrease our ability to generate revenue from any of our existing and future product candidates that may be approved or cleared.

There is significant uncertainty related to the third-party coverage and reimbursement of newly approved or cleared drugs, diagnostic products, or medical devices. Many medical devices are not directly covered by insurance; instead, the procedure using the device is subject to a coverage determination by the insurer. The commercial success of our existing and future product candidates in both domestic and international markets will depend in part on the availability of coverage and adequate reimbursement from third-party payors, including government payors, such as the Medicare and Medicaid programs, managed care organizations, and other third-party payors. The government and other third-party payors are increasingly attempting to contain health care costs by limiting both insurance coverage and the level of reimbursement for new drugs, diagnostic tests, or devices and, as a result, they may not cover or provide adequate payment for our product candidates. These payors may conclude that our product candidates are less safe, less effective, or less cost-effective than existing or later-introduced products. These payors may also conclude that the overall cost of the procedure using one of our devices exceeds the overall cost of the competing procedure using another type of device, and third-party payors may not approve our product candidates for insurance coverage and adequate reimbursement. The failure to obtain coverage and adequate or any reimbursement for our product candidates, or health care cost containment initiatives that limit or restrict reimbursement for our product candidates, may reduce any future product revenue. Even though a drug (not administered by a physician) may be approved by the FDA, this does not mean that a Prescription Drug Plan ("PDP"), a private insurer operating under Medicare part D, will list that drug on its formulary or will set a reimbursement level. PDPs are not required to make every FDA-approved drug available on their formularies. If our drug products are not listed on sufficient number of PDP formularies or if the PDPs' levels of reimbursement are inadequate, the Company's business, results of operations, and financial condition could be materially adversely affected.

If we fail to attract and retain key management and scientific personnel, we may be unable to successfully develop or commercialize our product candidates.

We will need to expand and effectively manage our managerial, operational, financial, development, and other resources in order to successfully pursue our research, development, and commercialization efforts for our product candidates. Our success depends on our continued ability to attract, retain, and motivate highly qualified management and pre-clinical and clinical personnel. The loss of the services or support of any of our senior management, particularly Dr. Phillip Frost, our Chairman of the Board and Chief Executive Officer, could delay or prevent the development and commercialization of our product candidates. We do not maintain "key man" insurance policies on the lives of any of our employees. We will need to hire additional personnel as we continue to expand our research and development activities and build a sales and marketing function.

We have scientific and clinical advisors who assist us in formulating our research, development, and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.

We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical, medical device, and other similar businesses. If we are unable to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives, our ability to raise additional capital and our ability to implement our business strategy, which will adversely affect our business, results of operations and financial condition. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements in a timely fashion or at all and our business may be harmed as a result.

As we evolve from a company primarily involved in development to a company also involved in commercialization, we may encounter difficulties in managing our growth and expanding our operations successfully.

As we advance our product candidates through clinical trials, research, and development we will need to expand our development, regulatory, manufacturing, marketing, and sales capabilities or contracts with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with such third parties, as well as additional collaborators and suppliers. Maintaining these relationships and managing our future growth will impose significant added responsibilities on members of our management. We must be able to: manage our development efforts effectively; manage our clinical trials effectively; hire, train and integrate additional management, development, administrative and sales and marketing personnel; improve our managerial, development, operational and finance systems; implement and manage an effective marketing strategy; and expand our facilities, all of which may impose a strain on our administrative and operational infrastructure.

Furthermore, we may acquire additional businesses, products or product candidates that complement or augment our existing business. Integrating any newly acquired business or product could be expensive and time-consuming. We may not be able to integrate any acquired business or product successfully or operate any acquired business profitably. Our future financial performance will depend, in part, on our ability to manage any future growth effectively and our ability to integrate any acquired businesses. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing our company, which would have a material adverse effect on our business, results of operations and financial condition.

If we fail to acquire and develop other products or product candidates at all or on commercially reasonable terms, we may be unable to diversify or grow our business.

We intend to continue to rely on acquisitions and in-licensing as the source of our products and product candidates for development and commercialization. The success of this strategy depends upon our ability to identify, select, and acquire pharmaceutical and diagnostic products, drug delivery technologies, and medical device product candidates. Proposing, negotiating, and implementing an economically viable product acquisition or license is a lengthy and complex process. We compete for partnering arrangements and license agreements with pharmaceutical, biotechnology and medical device companies, and academic research institutions. Our competitors may have stronger relationships with third parties with whom we are interested in collaborating and/or may have more established histories of developing and commercializing products. Most of our competitors also have substantially greater financial and other resources than us. As a result, our competitors may have a competitive advantage in entering into partnering arrangements with such third parties, as such partnering arrangements are often decided in an auction process in which the highest bidder wins. In addition, even if we find promising product candidates, and generate interest in a partnering or strategic arrangement to acquire such product candidates, we may not be able to acquire rights to additional product candidates or approved products on terms that we find acceptable, or at all.

We expect that any product candidate to which we acquire rights will require additional development efforts prior to commercial sale, including extensive clinical testing and approval or clearance by the FDA and other non-U.S. regulatory authorities. All product candidates are subject to the risks of failure inherent in pharmaceutical, diagnostic test or medical device product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. Even if the product candidates are approved or cleared for marketing, we cannot be sure that they would be capable of economically feasible production or commercial success. If we fail to acquire or develop other product candidates that are capable of economically feasible production and commercial success, our business, results of operations and financial condition and cash flows may be materially adversely affected.

We have no experience or capability manufacturing large clinical-scale or commercial-scale products and have no pharmaceutical manufacturing facility other than our facility in Guadalajara, Mexico; we therefore rely on third parties to manufacture and supply our pharmaceutical product candidates.

If our manufacturing partners are unable to produce our products in the amounts that we require, we may not be able to establish a contract and obtain a sufficient alternative supply from another supplier on a timely basis and in the quantities we require. We expect to continue to depend on third-party contract manufacturers for the foreseeable future.

Our product candidates require precise, high quality manufacturing. Any of our contract manufacturers will be subject to ongoing periodic unannounced inspection by the FDA and other non-U.S. regulatory authorities to ensure strict compliance with QSR regulations for devices or cGMPs for drugs, and other applicable government regulations and corresponding standards relating to matters such as testing, quality control, and documentation procedures. If our contract manufacturers fail to achieve and maintain high manufacturing standards in compliance with QSR or cGMPs, we may experience manufacturing errors resulting in patient injury or death, product recalls or withdrawals, delays or interruptions of production or failures in product testing or delivery, delay or prevention of filing or approval of marketing applications for our products, cost overruns, or other problems that could seriously harm our business.

Any performance failure on the part of our contract manufacturers could delay clinical development or regulatory approval or clearance of our product candidates or commercialization of our future product candidates, depriving us of potential product revenue and resulting in additional losses. In addition, our dependence on a third party for manufacturing may adversely affect our future profit margins. Our ability to replace an existing manufacturer may be difficult because the number of potential manufacturers is limited and the FDA must approve any replacement manufacturer before it can begin manufacturing our product candidates. Such approval would result in additional non-clinical testing and compliance inspections. It may be difficult or impossible for us to identify and engage a replacement manufacturer on acceptable terms in a timely manner, or at all.

We currently have limited marketing staff and no pharmaceutical or diagnostic sales or distribution capabilities in the United States. If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our pharmaceutical or diagnostic product candidates in the United States.

We currently have no pharmaceutical or diagnostic test marketing, sales or distribution capabilities other than through our Mexican and Chilean subsidiaries for sales in those countries. If our pharmaceutical product candidates are approved, we intend to establish our sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates, which will be expensive and time-consuming. Any failure or delay in the development of any of our internal sales, marketing, and distribution capabilities would adversely impact the commercialization of our products. With respect to our existing and future pharmaceutical product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. To the extent that we enter into co-promotion or other licensing arrangements, our product revenue is likely to be lower than if we directly marketed or sold our products. In addition, any revenue we receive will depend in whole or in part upon the efforts of such third parties, which may not be successful and are generally not within our control. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our existing and future product candidates. If we are not successful in commercializing our existing and future product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

Independent clinical investigators and contract research organizations that we engage to conduct our clinical trials may not be diligent, careful or timely.

We depend on independent clinical investigators to conduct our clinical trials. Contract research organizations may also assist us in the collection and analysis of data. These investigators and contract research organizations will not be our employees, and we will not be able to control, other than by contract, the amount of resources, including time, that they devote to products that we develop. If independent investigators fail to devote sufficient resources to the development of product candidates or clinical trials, or if their performance is substandard, it will delay the marketing approval or clearance and commercialization of any products that we develop. Further, the FDA requires that we comply with standards, commonly referred to as good clinical practice, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial subjects are protected. If our independent clinical investigators and contract research organizations fail to comply with good clinical practice, the results of our clinical trials could be called into question and the clinical development of our product candidates could be delayed. Failure of clinical investigators or contract research organizations to meet their obligations to us or comply with federal regulations and good clinical practice procedures could adversely affect the clinical development of our product candidates and harm our business, results of operations, and financial condition.

The success of our business may be dependent on the actions of our collaborative partners.

We expect to enter into collaborative arrangements with established multi-national pharmaceutical and medical device companies, which will finance or otherwise assist in the development, manufacture and marketing of products incorporating our technology. We anticipate deriving some revenues from research and development fees, license fees, milestone payments, and royalties from collaborative partners. Our prospects, therefore, may depend to some extent upon our ability to attract and retain collaborative partners and to develop technologies and products that meet the requirements of prospective collaborative partners. In addition, our collaborative partners may have the right to abandon research projects, guide strategy regarding prosecution of relevant patent applications and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed-upon research terms. There can be no assurance that we will be successful in establishing collaborative arrangements on acceptable terms or at all, that collaborative partners will not terminate funding before completion of projects, that our collaborative arrangements will result in successful product commercialization, or that we will derive any revenues from such arrangements. To the extent that we are unable to develop and maintain collaborative arrangements, we would need substantial additional capital to undertake research, development, and commercialization activities on our own.

Our license agreement with TESARO, Inc. is important to our business. If TESARO does not successfully develop and commercialize rolapitant, our business could be adversely affected.

In December 2010, we exclusively out-licensed the development, manufacture and commercialization of rolapitant to TESARO, Inc., an oncology-focused biopharmaceutical company founded by executives with a demonstrated track record in launching successful products for the CINV market. TESARO is initially pursuing development and commercialization of rolapitant for CINV. Under the terms of the license, we are eligible to receive payments of up to $121.0 million, including an up-front payment of $6.0 million we received in December 2010, and additional payments based upon net sales and achievement of specified regulatory and commercialization milestones. In addition, TESARO will pay us double digit tiered royalties on sales of licensed product. Further, we will share with TESARO future profits from the commercialization of licensed products in Japan, and we will have an option to market the products in Latin America. If TESARO fails to successfully develop and commercialize rolapitant, we may not receive any milestone or royalty payments under the license agreement, which could have a material adverse impact on our financial condition.

If we are unable to obtain and enforce patent protection for our products, our business could be materially harmed.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop or license under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from unlawfully using our inventions and proprietary information. However, we may not hold proprietary rights to some patents required for us to commercialize our product candidates. Because certain U.S. patent applications are confidential until patents issue, such as applications filed prior to November 29, 2000, or applications filed after such date for which nonpublication has been requested, third-parties may have filed patent applications for technology covered by our pending patent applications without our being aware of those applications, and our patent applications may not have priority over those applications. For this and other reasons, we or our third-party collaborators may be unable to secure desired patent rights, thereby losing desired exclusivity. If licenses are not available to us on acceptable terms, we may not be able to market the affected products or conduct the desired activities, unless we challenge the validity, enforceability, or infringement of the third-party patent or otherwise circumvent the third-party patent.

Our strategy depends on our ability to rapidly identify and seek patent protection for our discoveries. In addition, we will rely on third-party collaborators to file patent applications relating to proprietary technology that we develop jointly during certain collaborations. The process of obtaining patent protection is expensive and time-consuming. If our present or future collaborators fail to file and prosecute all necessary and desirable patent applications at a reasonable cost and in a timely manner, our business will be adversely affected. Despite our efforts and the efforts of our collaborators to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary.

The issuance of a patent does not guarantee that it is valid or enforceable. Any patents we have obtained, or obtain in the future, may be challenged, invalidated, unenforceable, or circumvented. Moreover, the U.S. Patent and Trademark Office ("USPTO") may commence interference proceedings involving our patents or patent applications. In addition, court decisions may introduce uncertainty in the enforceability or scope of patents owned by biotechnology, pharmaceutical, and medical device companies. Any challenge to, finding of unenforceability or invalidation or circumvention of, our patents or patent applications would be costly, would require significant time and attention of our management, and could have a material adverse effect on our business, results of operations and financial condition.

Our pending patent applications may not result in issued patents. The patent position of pharmaceutical, biotechnology, and medical device companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical, biotechnology, or medical device patents. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. The legal systems of certain countries do not favor the aggressive enforcement of patents, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Therefore, the enforceability or scope of our owned or licensed patents in the United States or in foreign countries cannot be predicted with certainty, and, as a result, any patents that we own or license may not provide sufficient protection against competitors. We may not be able to obtain or maintain patent protection for our pending patent applications, those we may file in the future, or those we may license from third parties, including the University of Pennsylvania, the University of Texas Southwestern Medical Center and Academia Sinica.

While we believe that our patent rights are enforceable, we cannot assure you that any patents that have issued, that may issue, or that may be licensed to us will be enforceable or valid, or will not expire prior to the commercialization of our product candidates, thus allowing others to more effectively compete with us. Therefore, any patents that we own or license may not adequately protect our product candidates or our future products, which could have a material adverse effect on our business, results of operations, and financial condition.

We do not have an exclusive arrangement in place with The Scripps Research Institute or Dr. Tom Kodadek with respect to technology or intellectual property that may be material to our business. If any such technology or intellectual property is developed by The Scripps Research Institute or its employees, including Dr. Kodadek, and we are unable to license such technology or intellectual property, or such technology or intellectual property is licensed to or acquired by other parties, our business and competitive position may be materially harmed.

Our success depends, in part, on our ability to develop and protect proprietary methods, products and technologies. Dr. Tom Kodadek, who currently serves as our Director of Chemistry & Molecular Biology is a staff member and employee of The Scripps Research Institute ("TSRI"), a private, non-profit research organization. Dr. Kodadek, as our consultant, supervises our research and development efforts with respect to our molecular diagnostics program, and the creation of intellectual property that is important to our business. We have entered into consulting arrangements with TSRI and Dr. Kodadek, with respect to Dr. Kodadek's services to us. We have the right to intellectual property resulting from Dr. Kodadek's services to us under these arrangements. However, we do not have an exclusive arrangement with Dr. Kodadek or TSRI, and Dr. Kodadek also provides services to TSRI and other third parties and may provide services to other third parties in the future. We do not have any rights to any technology or intellectual property that may be developed by TSRI and its employees, including Dr. Kodadek, outside of these arrangements. If TSRI or its employees, including Dr. Kodadek, develops technology or intellectual property that is material to our business and we are unable to license such technology or intellectual property on favorable terms, if at all, or such technology or intellectual property is licensed to or acquired by other parties, our business and competitive position may be harmed.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, know-how, and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we will seek to enter into confidentiality agreements with our employees, consultants, and collaborators upon the commencement of their relationships with us. These agreements generally require that all confidential information developed by the individual or made known to the individual by us during the course of the individual's relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also generally provide that any inventions conceived by the individual in the course of rendering services to us shall be our exclusive property.

However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection, particularly for our trade secrets or other confidential information. To the extent that our employees, consultants, or contractors use technology or know-how owned by third parties in their work for us, disputes may arise between us and those third parties as to the rights in related inventions.

Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and may materially harm our business, financial condition, and results of operations.

We will rely heavily on licenses from third parties. Failure to comply with the provisions of these licenses could result in the loss of our rights under the license agreements.

Many of the patents and patent applications in our patent portfolio are not owned by us, but are licensed from third parties. For example, we rely on technology licensed from the University of Pennsylvania, UT Southwestern, and Academia Sinica, among others. Such license agreements give us rights for the commercial exploitation of the patents resulting from the respective patent applications, subject to certain provisions of the license agreements. Failure to comply with these provisions could result in the loss of our rights under these license agreements. Our inability to rely on these patents and patent applications, which are the basis of our technology, would have a material adverse effect on our business, results of operations and financial condition.

We license patent rights to certain of our technology from third-party owners. If such owners do not properly maintain or enforce the patents underlying such licenses, our competitive position and business prospects will be harmed.

We have obtained licenses from, among others, the University of Pennsylvania, UT Southwestern, and Academia Sinica, that are necessary or useful for our business. In addition, we intend to enter into additional licenses of third-party intellectual property in the future. Although our goal is to obtain exclusivity in our licensing transactions, we cannot guarantee that no third parties will step forward and assert inventorship or ownership in our in-licensed patents. In some cases, we may rely on the assurances of our licensors that all ownership rights have been secured and that all necessary agreements are intact or forthcoming.

Our success will depend in part on our ability or the ability of our licensors to obtain, maintain, and enforce patent protection for our licensed intellectual property and, in particular, those patents to which we have secured exclusive rights in our field. We or our licensors may not successfully prosecute the patent applications which are licensed to us. Even if patents issue in respect of these patent applications, we or our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents, or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we have licensed, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business, results of operations and financial condition.

Some jurisdictions may require us, or those from whom we license patents, to grant licenses to third parties. Such compulsory licenses could be extended to include some of our product candidates, which may limit our potential revenue opportunities.

Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief from an infringement and may be unable to enjoin infringement, which could materially diminish the value of the patent. If we or those from who we license patents are required to issue compulsory licenses, it could materially adversely affect our business, results of operation and financial condition.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties.

Other entities may have or obtain patents or proprietary rights that could limit our ability to develop, manufacture, use, sell, offer for sale or import products, or impair our competitive position. In addition, other entities may have or obtain patents or proprietary rights that cover our current research and preclinical studies. While there are statutory exemptions to patent infringement for those who are using third party patented technology in the process of pursuing FDA regulatory approval, the U.S. case law pertaining to such exemptions changes over time. Lawsuits involving such exemptions are very fact intensive and it is currently unclear under U.S. case law whether preclinical studies would always qualify for such an exemption, and whether such exemptions would apply to research tools. To the extent that our current research and preclinical studies may be covered by the patent rights of others, the risk of suit may continue after such patents expire because the statute of limitations for patent infringement runs for six years. To the extent that a third party develops and patents technology that covers our products, we may be required to obtain licenses to that technology, which licenses may not be available or may not be available on commercially reasonable terms, if at all. If licenses are not available to us on acceptable terms, we will not be able to market the affected products or conduct the desired activities, unless we challenge the validity, enforceability or infringement of the third-party patent, or circumvent the third-party patent, which would be costly and would require significant time and attention of our management. Third parties may have or obtain by license or assignment valid and enforceable patents or proprietary rights that could block us from developing products using our technology. Our failure to obtain a license to any technology that we require may materially harm our business, financial condition, and results of operations.

If we become involved in patent litigation or other proceedings related to a determination of rights, we could incur substantial costs and expenses, substantial liability for damages or be required to stop our product development and commercialization efforts.

Third parties may sue us for infringing their patent rights. Likewise, we may need to resort to litigation to enforce a patent issued or licensed to us or to determine the scope and validity of proprietary rights of others. In addition, a third-party may claim that we have improperly obtained or used its confidential or proprietary information. Furthermore, in connection with our third-party license agreements, we generally have agreed to indemnify the licensor for costs incurred in connection with litigation relating to intellectual property rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations. Our involvement in patent litigation and other proceedings could have a material adverse effect on our business, results of operations, and financial condition.

If any parties successfully claim that our creation or use of proprietary technologies infringes upon their intellectual property rights, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties' patent rights. In addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, such licenses are likely to be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license and are unable to design around a patent, we may be unable to effectively market some of our technology and products, which could limit our ability to generate revenues or achieve profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

Adverse results in material litigation matters or governmental inquiries could have a material adverse effect upon our business and financial condition.

We may from time to time become subject in the ordinary course of business to material legal action related to, among other things, intellectual property disputes, professional liability, contractual and employee-related matters, as well as inquiries from governmental agencies and Medicare or Medicaid carriers requesting comment and information on allegations of billing irregularities and other matters that are brought to their attention through billing audits, third parties or other sources. The health care industry is subject to substantial federal and state government regulation and audit. Legal actions could result in substantial monetary damages as well as damage to the Company's reputation with customers, which could have a material adverse effect upon our results of operations and financial position.

Medicare legislation and future legislative or regulatory reform of the health care system may affect our ability to sell our products profitably.

In the United States, there have been a number of legislative and regulatory initiatives, at both the federal and state government levels, to change the healthcare system in ways that, if approved, could affect our ability to sell our products profitably. While many of the proposed policy changes require congressional approval to implement, we cannot assure you that reimbursement payments under governmental and private third party payer programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement under these programs. Any changes that lower reimbursement rates under Medicare, Medicaid or private pay programs could negatively affect our business.

In addition, there are efforts underway to attempt the passage of significant healthcare reform legislation. Any such health care reform may have an adverse effect on our business through decreasing funds available to our customers and to us. Limitations or restrictions on Medicare and Medicaid payments to our customers could adversely impact the liquidity of our customers, resulting in their inability to pay us, or to timely pay us, for our products and services. This inability could have a material adverse effect on our financial position, results of operations and liquidity.

We are unable to predict what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on our business.

RISKS RELATED TO INTERNATIONAL OPERATIONS

Failure to obtain regulatory approval outside the United States will prevent us from marketing our product candidates abroad.

We intend to market certain of our existing and future product candidates in non-U.S. markets. In order to market our existing and future product candidates in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals. We have had limited interactions with non-U.S. regulatory authorities, the approval procedures vary among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval or clearance. Approval or clearance by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more non-U.S. regulatory authority does not ensure approval by other regulatory authorities in other countries or by the FDA. The non-U.S. regulatory approval process may include all of the risks associated with obtaining FDA approval or clearance. We may not obtain non-U.S. regulatory approvals on a timely basis, if at all. We may not be able to file for non-U.S. regulatory approvals and may not receive necessary approvals to commercialize our existing and future product candidates in any market, which would have a material adverse effect on our business, results of operations and financial condition.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

We intend to seek approval to market certain of our existing and future product candidates in both the United States and in non-U.S. jurisdictions. If we obtain approval in one or more non-U.S. jurisdictions, we will be subject to rules and regulations in those jurisdictions relating to our product. In some countries, particularly countries of the European Union, each of which has developed its own rules and regulations, pricing is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a drug or medical device candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our existing and future product candidates to other available products. If reimbursement of our future product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to generate revenues and achieve or sustain profitability, which would have a material adverse effect on our business, results of operations and financial condition.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act ("FCPA") and other laws that prohibit U.S. companies or their agents and employees from providing anything of value to a foreign official or political party for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. We have operations and agreements with third parties and we generate sales internationally. Our international activities create the risk of unauthorized and illegal payments or offers of payments by our employees, consultants, sales agents or distributors, even though they may not always be subject to our control. We discourage these practices by our employees and agents. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on our ability to conduct business in certain foreign jurisdictions.

Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

We are subject to risks associated with doing business globally.

Our operations, both within and outside the United States, are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. These risks include fluctuations in currency exchange rates, changes in exchange controls, loss of business in government tenders that are held annually in many cases, nationalization, increasingly complex labor environments, expropriation and other governmental actions, changes in taxation, including legislative changes in U.S. and international taxation of income earned outside of the United States, importation limitations, export control restrictions, violations of U.S. or local laws, including the U.S. Foreign Corrupt Practices Act, dependence on a few government entities as customers, pricing restrictions, economic destabilization, political and economic instability, disruption or destruction in a significant geographic region — due to the location of manufacturing facilities, distribution facilities or customers — regardless of cause, including war, terrorism, riot, civil insurrection or social unrest, or natural or man-made disasters, including famine, flood, fire, earthquake, storm or disease. Failure to comply with the laws and regulations that affect our global operations, could have an adverse effect on our business, financial condition or results of operations.

RISKS RELATED TO ACQUISITIONS

Acquisitions, investments and strategic alliances that we have made or may make in the future may use significant resources, result in disruptions to our business or distractions of our management, may not proceed as planned, and could expose us to unforeseen liabilities. We intend to continue to expand our business through the acquisition of, investments in and strategic alliances with companies, technologies, products, and services. Acquisitions, investments and strategic alliances involve a number of special problems and risks, including, but not limited to:

- difficulty integrating acquired technologies, products, services, operations, and personnel with the existing businesses;
- diversion of management's attention in connection with both negotiating the acquisitions and integrating the businesses;
- strain on managerial and operational resources as management tries to oversee larger operations;
- difficulty implementing and maintaining effective internal control over financial reporting at businesses that we acquire, particularly if they are not located near our existing operations;
- exposure to unforeseen liabilities of acquired companies;
- potential costly and time-consuming litigation, including stockholder lawsuits;
- potential issuance of securities to equity holders of the company being acquired with rights that are superior to the rights of holders of our common stock, or which may have a dilutive effect on our stockholders;
- the need to incur additional debt or use cash; and
- the requirement to record potentially significant additional future operating costs for the amortization of intangible assets.

As a result of these or other problems and risks, businesses we acquire may not produce the revenues, earnings, or business synergies that we anticipated, and acquired products, services, or technologies might not perform as we expected. As a result, we may incur higher costs and realize lower revenues than we had anticipated. We may not be able to successfully address these problems and we cannot assure you that the acquisitions will be successfully identified and completed or that, if acquisitions are completed, the acquired businesses, products, services, or technologies will generate sufficient revenue to offset the associated costs or other negative effects on our business.

Any of these risks can be greater if an acquisition is large relative to our size. Failure to manage effectively our growth through acquisitions could adversely affect our growth prospects, business, results of operations, financial condition and cash flows.

Funding may not be available for us to continue to make acquisitions, investments and strategic alliances in order to grow our business.

We have made and anticipate that we may continue to make acquisitions, investments and strategic alliances with complementary businesses, technologies, products and services to expand our business. Our growth plans rely, in part, on the successful completion of future acquisitions. At any particular time, we may need to raise substantial additional capital or to issue additional equity to finance such acquisitions, investments, and strategic alliances.

There is no assurance that we will be able to secure additional funding on acceptable terms, or at all, or obtain the stockholder approvals necessary to issue additional equity to finance such acquisitions, investments, and strategic alliances. If we are unsuccessful in obtaining the financing, our business would be adversely impacted.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

The market price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

- the announcement of new products or product enhancements by us or our competitors;
- results of our clinical trials and other development efforts;
- developments concerning intellectual property rights and regulatory approvals;
- variations in our and our competitors' results of operations;
- changes in earnings estimates or recommendations by securities analysts, if our common stock is covered by analysts;
- developments in the biotechnology, pharmaceutical, and medical device industry;
- the results of product liability or intellectual property lawsuits;
- future issuances of common stock or other securities, including debt;
- sales of stock by our officers, directors or affiliates;
- the addition or departure of key personnel;
- announcements by us or our competitors of acquisitions, investments, or strategic alliances; and
- general market conditions and other factors, including factors unrelated to our operating performance.

Further, the stock market in general, and the market for biotechnology, pharmaceutical, diagnostic, and medical device companies in particular, has recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock.

Trading of our common stock is limited and restrictions imposed by securities regulation and certain lockup agreements may further reduce our trading, making it difficult for our stockholders to sell shares.

Our common stock began trading on the American Stock Exchange, now known as the NYSE Amex, in June 2007. To date, the liquidity of our common stock is limited, not only in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and changes in security analyst and media coverage, if at all.

A substantial percentage of the outstanding shares of our common stock (including outstanding shares of our preferred stock on an as converted basis) are restricted securities and/or are subject to lockup agreements which limit sales for a period of time. These factors may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our common stock. In addition, without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In the absence of an active public trading market, an investor may be unable to liquidate his investment in our common stock. Further, the limited liquidity could be an indication that the trading price is not reflective of the actual fair market value of our common stock. Trading of a relatively small volume of our common stock may have a greater impact on the trading price of our stock than would be the case if our public float were larger

Future sales of our common stock could reduce our stock price.

Some or all of the "restricted" shares of our common stock issued to former stockholders of Froptix and Acuity in connection with the acquisition or held by other of our stockholders may be offered from time to time in the open market pursuant to an effective registration statement, or beginning April 2, 2008, pursuant to Rule 144. In addition, as described herein, a substantial number of our shares of common stock were subject to lockup agreements which expired on March 27, 2009. We have also issued or agreed to issue a substantial number of securities in private placement transactions with two year lockup restrictions expiring in each of December 2009, August 2010, and February 2011. In connection with our Series D Preferred Stock offering, shares were issued with a three year lockup restriction that expires in September 2012. Sales of a substantial number of shares of our common stock in the public market pursuant to Rule 144 or after the lockup agreements lapse, or the perception that such sales could occur, could adversely affect the price of our common stock.

Directors, executive officers, principal stockholders and affiliated entities own a majority of our capital stock, and they may make decisions that you do not consider to be in the best interests of our stockholders.

As of March 8, 2010, our directors, executive officers, principal stockholders, and affiliated entities beneficially owned, in the aggregate a majority of our outstanding voting securities. Frost Gamma Investments Trust ("Gamma Trust"), of which Phillip Frost, M.D., the Company's Chairman and CEO, is the sole trustee, is deemed to beneficially own in the aggregate approximately 49% of the Company's common stock as of March 8, 2010. As a result, Dr. Frost acting alone or with other members of management, would have the ability to control the election of our Board of Directors, the adoption or amendment of provisions in the Company's Certificate of Incorporation, the approval of mergers and other significant corporate transactions, and the outcome of issues requiring approval by our stockholders. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company that may be favored by other stockholders. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results. In addition, current and potential stockholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of our common stock.

Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm on the effectiveness of internal control over financial reporting as of December 31, 2010. We are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal control that, or that are reasonably likely to, materially affect internal control over financial reporting. A "material weakness" is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our November 2010 restatement of our previously issued consolidated financial statements as of and for the three and nine months ended September 30, 2009, and as of and for the year ended December 31, 2009, we determined that a deficiency in controls relating to the accounting for a beneficial conversion feature on, and the classification of, convertible preferred stock existed as of the previous assessment date and further concluded that such a deficiency represented a material weakness as of December 31, 2009. As a result, we concluded that our internal control over financial reporting was not effective as of December 31, 2009. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our results of operation could be harmed. Our failure to maintain the effective internal control over financial reporting could cause the cost related to remediation to increase and could cause our stock price to decline. In addition, we may not be able to accurately report our financial results, may be subject to regulatory sanction, and investors may lose confidence in our financial statements. We can provide no assurance that we will at all times in the future be able to report that our internal control is effective.

Compliance with changing regulations concerning corporate governance and public disclosure may result in additional expenses.

There have been changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new regulations promulgated by the Securities and Exchange Commission and rules promulgated by the NYSE Amex, the other national securities exchanges and the NASDAQ. These new or changed laws, regulations, and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations, and standards are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. Our board members, Chief Executive Officer, Chief Financial Officer, and Principal Accounting Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies, we could be subject to liability under applicable laws or our reputation may be harmed, which could materially adversely affect our business, results of operations and financial condition.

The conversion of shares of our preferred stock or exercise of warrants we have issued may result in dilution to the holders of our common stock and cause the price of our common stock to decline.

As of December 31, 2010, we had 897,438 outstanding shares of Series A Preferred Stock and 1,209,677 outstanding shares of Series D Preferred Stock, which were convertible as of such date into 897,438 and 12,096,770 shares of our common stock, respectively. In addition, as of December 31, 2010, we had outstanding warrants to purchase 29,194,162 shares of our common stock. The conversion of outstanding shares of our Series A Preferred Stock and Series D Preferred Stock and the exercise of warrants may result in substantial dilution to our existing stockholders and could have a material adverse effect on our stock price. The possibility of the issuance of shares of our common stock upon the conversion of our preferred stock or the exercise of warrants could cause our stock price to decline as well. In addition, our preferred stockholders have dividend priority and liquidation preferences over shares of our common stock. Thus, the rights of the holders of common stock are and will be subject to, and may be adversely affected by, the rights of the holders of our preferred stock. As of December 31, 2010, our Series A Preferred Stock and Series D Preferred Stock had liquidation preferences of $2.5 million and $33.0 million, respectively.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our principal corporate office is located at 4400 Biscayne Blvd, Miami, Florida. We lease this space from Frost Real Estate Holdings, LLC, an entity which is controlled by Dr. Phillip Frost, our Chairman of the Board and Chief Executive Officer. Pursuant to the lease agreement with Frost Real Estate Holdings, we lease approximately 8,300 square feet, which encompasses space for our corporate offices, administrative services, project management and pharmacology. The lease is for a five-year term and currently requires annual rent of approximately $0.3 million which amount increases by approximately 4.5% per year.

We lease approximately 10,000 square feet of space in Hialeah, Florida from an entity controlled by Dr. Phillip Frost, our Chairman and Chief Executive Officer, and Dr. Jane Hsiao, our Vice Chairman and Chief Technical Officer, to house manufacturing and service operations for our ophthalmic instrumentation business. We also lease facilities at Scripps Research Institute Jupiter, which is where our molecular diagnostics research and development is based. We maintain a research and development branch office in the United Kingdom at the University of Kent. OPKO Chile, our Chilean subsidiary, leases office space in Santiago, Chile, and through our Mexican subsidiaries, we own a manufacturing facility, laboratory and office space consisting of approximately 38,000 square feet.

ITEM 3. LEGAL PROCEEDINGS.

None.

ITEM 4. (REMOVED AND RESERVED).

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is traded publicly on the NYSE Amex (formerly the American Stock Exchange) under the symbol "OPK". The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock during each of the quarters set forth below as reported on the NYSE Amex:

	High	Low
2010		
First Quarter	$ 2.07	$ 1.63
Second Quarter	2.55	1.87
Third Quarter	2.60	2.07
Fourth Quarter	3.88	2.23
2009		
First Quarter	$ 1.70	$ 0.60
Second Quarter	1.87	0.98
Third Quarter	2.76	1.55
Fourth Quarter	2.43	1.55

As of March 8, 2011, there were approximately 332 holders of record of our common stock.

The Company has not declared or paid any cash dividends on its common stock. No cash dividends have been previously paid on our common stock and none are anticipated in fiscal 2011. The Company also has shares of Series A and Series D Preferred Stock Outstanding that have preferential dividend rights over any dividend payments to holders of common stock.

Stock Performance Graph

COMPARISON OF 45 MONTH CUMULATIVE TOTAL RETURN*
Among OPKO Health Inc, the NYSE Amex Composite Index
and the NYSE Arca Biotechnology Index

COMPARISON OF 45 MONTH CUMULATIVE TOTAL RETURN*
Among Opko Health Inc, the NYSE Amex Composite Index
and the NYSE Arca Biotechnology Index


$140
$120
$100
$80
$60
$40
$20
$0
3/07
12/07
12/08
12/09
12/10
Opko Health Inc
NYSE Amex Composite
NYSE Arca Biotechnology

*$100 invested on 3/27/07 in stock or 2/28/07 index, including reinvestment of dividends.
Fiscal year ending December 31.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected historical consolidated statement of operations data for the years ended December 31, 2010, 2009, 2008, and 2007 and for the period from inception (June 23, 2006) through December 31, 2006 and the consolidated balance sheet data as of December 31, 2010, 2009, 2008, 2007, and 2006, below are derived from our audited consolidated financial statements and related notes thereto. This data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operation" and our consolidated financial statements and the related notes thereto.

	For the years ended December 31,				For the period from inception June 23, 2006 through December 31,
(in thousands, except share and per shares information)	2010	2009	2008	2007	2006
Statement of operations data					
Revenue	$ 36,880	$ 13,147	$ 9,440	$ 847	$ —
Cost of goods sold	20,501	9,567	8,559	808	—
Gross margin	16,379	3,580	881	39	—
Operating expenses:					
Selling, general and administrative	22,121	13,518	14,790	12,466	375
Research and development	7,908	12,881	21,562	10,850	508
Write-off of acquired in-process research and development	—	2,000	1,398	243,761	—
Other operating expenses; primarily amortization of intangible assets	3,579	3,201	1,694	150	—
Total operating expenses	33,608	31,600	39,444	267,227	883
Operating loss	(17,229)	(28,020)	(38,563)	(267,188)	(883)
Other (expense) income, net	(842)	(2,034)	(1,354)	(671)	6
Loss before income taxes and investment losses	(18,071)	(30,054)	(39,917)	(267,859)	(877)
Income tax (expense) benefit	(141)	294	83	83	—
Net loss before investment losses	(18,212)	(29,760)	(39,834)	(267,776)	(877)
Loss from investments in investees	(714)	(353)	—	(629)	—
Net loss	(18,926)	(30,113)	(39,834)	(268,405)	(877)
Preferred stock dividend	(2,624)	(4,718)	(217)	(217)	—
Net loss attributable to common shareholders	$ (21,550)	$ (34,831)	$ (40,051)	$ (268,622)	$ (877)
Loss per share, basic and diluted	$ (0.08)	$ (0.15)	$ (0.21)	$ (2.09)	$ (0.01)
Weighted average number of common shares outstanding – basic and diluted	255,095,586	233,191,617	187,713,041	128,772,080	58,733,556
Balance sheet data					
Total assets	$ 77,846	$ 87,430	$ 21,764	$ 39,568	$ 116
Working capital	$ 22,121	$ 50,795	$ 5,754	$ 19,489	$ 21
Long-term line of credit with related party, notes payable, and capital lease obligations, net	$ 7,908	$ 11,932	$ 11,867	$ 14,235	$ —
Series D Preferred Stock	$ —	$ 26,128	$ —	$ —	$ —
Stockholders' equity	$ 3,579	$ 31,599	$ 359	$ 16,784	$ 21

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), about our expectations, beliefs, or intentions regarding our product development efforts, business, financial condition, results of operations, strategies, or prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends, or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those contained in "Item 1A — Risk Factors" of this Annual Report on Form 10-K. We do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe harbor provisions of PSLRA. These forward-looking statements are only predictions and reflect our views as of the date they are made with respect to future events and financial performance.

OVERVIEW

We are a multi-national pharmaceutical and diagnostics company that seeks to establish industry-leading positions in large and rapidly growing medical markets by leveraging our discovery, development and commercialization expertise and our novel and proprietary technologies. Our current focus is on conditions with major unmet medical needs including neurological disorders, infectious diseases, oncology and ophthalmologic diseases. We are developing a range of solutions to diagnose, treat and prevent these conditions, including molecular diagnostics tests, proprietary pharmaceuticals and vaccines. We plan to commercialize these solutions on a global basis in large and high growth markets, including emerging markets. We have already established emerging markets pharmaceutical platforms in Chile and Mexico, which are delivering revenue and which we expect to deliver cash flow and facilitate future market entry for our products currently in development. We also actively explore opportunities to acquire complementary pharmaceuticals, compounds, technologies, and businesses.

We expect to incur substantial losses as we continue the development of our product candidates, continue our other research and development activities, and establish a sales and marketing infrastructure in anticipation of the commercialization of our diagnostic and pharmaceutical product candidates. We currently have limited commercialization capabilities, and it is possible that we may never successfully commercialize any of our diagnostic and pharmaceutical product candidates. We do not currently generate revenue from any of our diagnostic and pharmaceutical product candidates. Our research and development activities are budgeted to expand over a period of time and will require further resources if we are to be successful. As a result, we believe that our operating losses are likely to be substantial over the next several years. We may need to obtain additional funds to further develop our research and development programs, and there can be no assurance that additional capital will be available to us when needed on acceptable terms, or at all.

RECENT DEVELOPMENTS

On March 14, 2011, we issued 27,000,000 shares of our Common Stock in an underwritten public offering at a price of $3.75 per share. The net proceeds received in connection with the offering were approximately $96.4 million after deducting the underwriters' discounts and commissions and other estimated offering expenses. The offering closed on March 14, 2011. We also granted the underwriters a 30-day option to purchase up to an additional 4,050,000 shares of our Common Stock to cover overallotments, if any. On March 15, 2011, representatives for the underwriters provided us notice that the underwriters exercised a portion of their 4,050,000 share over-allotment option for 2,397,029 additional shares of our Common Stock.

On January 31, 2011, we acquired all of the outstanding stock of CURNA, Inc. ("CURNA"), a privately held therapeutics company, in exchange for $10 million in cash. CURNA is engaged in the discovery of new drugs for the treatment of a wide variety of illnesses, including cancer, heart disease, metabolic disorders and a range of genetic anomalies.

RESULTS OF OPERATIONS

For The Years Ended December 31, 2010 and December 31, 2009

The results of operations for the year ended December 31, 2010 and 2009 include the post acquisition operations for OPKO Chile (formerly known as Pharma Genexx, S.A.), a privately owned Chilean company engaged in the marketing, sale, and distribution of pharmaceutical products, devices, and over-the-counter products for government, private, and institutional markets in Chile, which we acquired on October 7, 2009. As a result, our operating results for periods prior to October 7, 2009 do not include any results related to OPKO Chile. Further, on February 16, 2010 we acquired Exakta-OPKO (formerly known as Pharmacos Exakta, S.A. de C.V.), a privately owned Mexican company engaged in the manufacture, marketing sale and distribution of pharmaceutical and over-the-counter products for, private and institutional markets in Mexico. As such, our operating results for periods prior to February 16, 2010 do not include any results related to Exakta-OPKO.

Revenue. Revenue for the year ended December 31, 2010 was $36.9 million compared to $13.1 million for the year ended December 31, 2009. Revenue from our pharmaceutical business for 2010 increased as compared to 2009 as a result of the revenue generated by our pharmaceutical business through OPKO Chile and Exakta-OPKO and license revenue generated by the outlicense of our NK-1 development program. In December 2010, we outlicensed our NK-1 development program to TESARO, Inc. ("TESARO") for an upfront cash payment of $6.0 million, future milestone payments of up to $115.0 million, 1.5 million shares of TESARO Series O Preferred Stock ("TESARO Preferred Stock"), as well as royalty payments on future sales. We recorded the TESARO Preferred Stock at fair value and recognized $6.7 million as license revenue, including $6.0 million in cash and $0.7 million of TESARO Preferred Stock.

Gross margin. Gross margin for the year ended December 31, 2010 was $16.4 million compared to $3.6 million for the year ended December 31, 2009. Gross margin improved during 2010 from gross margin in 2009 as a result of our license revenue of $6.7 million related to TESARO, with no associated cost of revenue, and increased gross margin generated by our pharmaceutical business through OPKO Chile and Exakta-OPKO, partially offset by decreased margins from our instrumentation business.

Selling, general and administrative expense. Selling, general and administrative expense in the year ended December 31, 2010 was $22.1 million as compared to $13.5 million during the year ended December 31, 2009. Selling, general and administrative expense increased primarily as a result of expenses related to our pharmaceutical businesses in Chile and Mexico, as well as increased personnel costs, including equity-based compensation, and professional fees. Included in selling, general and administrative expenses were $5.1 million and $3.2 million of equity based compensation expense for the years ended December 31, 2010 and 2009, respectively.

Research and development expense. Research and development expense for the year ended December 31, 2010 was $7.9 million as compared to $12.9 million during the year ended December 31, 2009. Research and development expense decreased during 2010 primarily as a result of the 2009 period including activities related to our Phase III clinical trial for bevasiranib, which was terminated in March 2009. Partially offsetting this decrease were increased activities related to our rolapitant development program prior to its licensure to TESARO in December 2010 and increased activities related to our molecular diagnostics program. In addition, during 2010 we received $0.7 million of grants under the New Qualifying Therapeutic Discovery Project Credit (or Grant) program for expenditures related to certain development programs during 2009 and 2010. Further, we received $0.3 million in research and development credits for certain development programs in Mexico. Included in research and development expense were $1.7 million and $1.3 million of equity based compensation expense for the years ended December 31, 2010 and 2009, respectively.

Write-off of acquired in-process research and development. On October 12, 2009, we entered into an agreement to acquire certain assets from Schering Plough Corporation's neurokinin-1 ("NK-1") development program in an all cash transaction for $2.0 million at closing. We recorded this acquisition as an asset acquisition and recorded the assets at fair value and allocated the entire purchase price to acquired in-process research and development expense and recorded a charge of $2.0 million.

We record expense for in-process research and development projects accounted for as asset acquisitions which have not reached technological feasibility and which have no alternative future use. The NK-1 drug candidates have not reached a stage of technological feasibility and have no alternative future use. We did not have any in-process research and development activities during 2010.

Other operating expenses, principally amortization of intangible assets. Other operating expenses were $3.6 million for the year ended December 31, 2010, compared to $3.2 million for the year ended December 31, 2009. The increase in other operating expenses is a result of increased intangible asset amortization related to our acquisitions of OPKO Chile and Exakta-OPKO. Partially offsetting this increase, the 2009 period includes $1.1 million impairment of goodwill related to our instrumentation business and there was no such impairment in 2010.

Other income and expenses. Other expense was $0.8 million for the year ended December 31, 2010, compared to $2.0 million for the year ended December 31, 2009. Other expenses primarily consist of interest expense incurred on our $12.0 million line of credit with The Frost Group, LLC (the "Frost Group"), a related party, partially offset by interest earned on our cash and cash equivalents. The Frost Group members include the Frost Gamma Investment Trust (the "Gamma Trust") of which Phillip Frost, M.D., our Chairman and CEO, is the sole trustee, Jane Hsiao, the Company's Vice Chairman and Chief Technical Officer, Steven D. Rubin, the Company's Executive Vice President — Administration and a director, and Rao Uppaluri, the Company's Chief Financial Officer. On June 2, 2010, we repaid all amounts outstanding on the line of credit including $12.0 million in principal and $4.1 million in interest.

For The Years Ended December 31, 2009 and December 31, 2008

The results of operations for the year ended December 31, 2009 include the post acquisition operations for OPKO Chile, which we acquired on October 7, 2009. As a result, our operating results for periods prior to October 7, 2009 do not include OPKO Chile activity.

Revenue. Revenue for the year ended December 31, 2009 was $13.1 million compared to $9.4 million for the year ended December 31, 2008. Revenue for 2009 increased as a result of the revenue generated by OPKO Chile after our acquisition on October 7, 2009. Partially offsetting the revenue from OPKO Chile was decreased revenue from our instrumentation business in international markets. Revenue for 2008 primarily consisted of revenue from our instrumentation business in international markets.

Gross margin. Gross margin for the year ended December 31, 2009 was $3.6 million compared to $0.9 million for the year ended December 31, 2008. Gross margin improved during 2009 primarily as a result of improved gross margin from our instrumentation business and post acquisition gross margin generated by our pharmaceutical business in Chile. Gross margin during 2008 was negatively impacted while we made a number of changes to our instrumentation manufacturing process in an effort to lower the cost of goods sold and increase gross margins. Those improvements included changing suppliers of components for our OCT SLO products and assembling a number of components in-house rather than outsourcing those activities. We realized the benefits of those changes to our manufacturing processes as increased gross margin during the year ended December 31, 2009.

Selling, general and administrative expense. Selling, general and administrative expense in the year ended December 31, 2009 was $13.5 million as compared to $14.8 million during the year ended December 31, 2008. Selling, general and administrative expense decreased primarily as a result of decreased personnel costs, including equity-based compensation, and sales commissions to certain international distributors in our instrumentation business, partially offset by increased professional fees. Included in selling, general and administrative expenses were $3.2 million and $4.2 million of equity based compensation expense for the years ended December 31, 2009 and 2008, respectively

Research and development expense. Research and development expense for the year ended December 31, 2009 was $12.9 million as compared to $21.6 million during the year ended December 31, 2008. The decrease in research and development expense was primarily related to the termination of the Phase III clinical trial of bevasiranib and related reduced personnel costs. Research and development expense for the year ended December 31, 2009 consisted primarily of expenses related to the Phase III clinical trial of bevasiranib through March 6, 2009 and the related costs of analyzing the data generated by the trial. Research and development expense for the year ended December 31, 2008 primarily consisted of expenses related to the Phase III clinical trial of bevasiranib. Included in research and development expense were $1.3 million and $2.5 million of equity based compensation expense for the years ended December 31, 2009 and 2008, respectively.

Write-off of acquired in-process research and development. On October 12, 2009, we entered into an agreement to acquire certain assets from Schering Plough Corporation's neurokinin-1 ("NK-1") development program, of which, rolapitant was our lead pharmaceutical product candidate, in an all cash transaction for $2.0 million at closing. We recorded this acquisition as an asset acquisition and recorded the assets at fair value and allocated the entire purchase price to acquired in-process research and development expense and recorded a charge of $2.0 million. On May 6, 2008, we acquired Vidus Ocular, Inc. in a stock for stock transaction. We recorded Vidus' assets and liabilities at fair value, and as a result, we recorded acquired in-process research and development expense and recorded a charge of $1.4 million. We valued our common stock issued to Vidus shareholders at the average closing price of the common stock on the date of the transaction and two days prior to the transaction.

We record expense for in-process research and development projects accounted for as asset acquisitions which have not reached technological feasibility and which have no alternative future use. The NK-1 drug candidates have not reached a stage of technological feasibility and have no alternative future use. At the time of our acquisition of Vidus, the accounting for business combinations and asset acquisitions were the same and Vidus' projects had not reached a stage of technological feasibility and had no alternative future use. Effective January 1, 2009, in-process research and development projects acquired in business combinations are capitalized.

Other operating expenses, principally amortization of intangible assets. Other operating expenses were $3.2 million for the year ended December 31, 2009, compared to $1.7 million for the year ended December 31, 2008. The increase is primarily the result of the $1.1 million impairment of goodwill related to our instrumentation business. In addition, the increase reflects the amortization expense related to the intangible assets acquired as part of our acquisition of Pharma Genexx.

Other income and expenses. Other expense was $2.0 million for the year ended December 31, 2009, compared to $1.4 million, net of $0.3 million of interest income for the year ended December 31, 2008. Other expenses primarily consist of interest expense incurred on our $12.0 million line of credit, partially offset by interest earned on our cash and cash equivalents.

Liquidity And Capital Resources

At December 31, 2010, we had cash and cash equivalents of approximately $18.0 million compared to $42.7 million on December 31, 2009. Cash used in operations during 2010 primarily reflects expenses related to selling, general and administrative activities related to our corporate and instrumentation operations, as well as our operations in Chile and Mexico. Partially offsetting this, we received $6.0 million in cash from our outlicense to TESARO of our NK-1 development program. Since our inception, we have not generated sufficient gross margins to offset our operating and other expenses and our primary source of cash has been from the private placement of stock and credit facilities available to us.

On March 14, 2011, we issued 27,000,000 shares of our Common Stock in an underwritten public offering at a price of $3.75 per share. The net proceeds received in connection with the offering were approximately $96.4 million after deducting the underwriters' discounts and commissions and other estimated offering expenses. We also granted the underwriters a 30-day option to purchase up to an additional 4,050,000 shares of our Common Stock to cover overallotments, if any.

On January 31, 2011, we acquired all of the outstanding stock of CURNA, Inc. ("CURNA"), a privately held therapeutics company, in exchange for $10.0 million in cash. CURNA is engaged in the discovery of new drugs for the treatment of a wide variety of illnesses, including cancer, heart disease, metabolic disorders and a range of genetic anomalies.

In connection with our acquisition of OPKO Chile, we have outstanding lines of credit in the aggregate amount of $18.9 million with seven financial institutions in Chile, of which, $4.2 million is unused. The average interest rate on these lines of credit is approximately 6%. These lines of credit are short-term and are generally due within three months. These lines of credit are used primarily as a source of working capital for inventory purchases. The highest balance at any time during the year ended December 31, 2010 was $14.8 million. We intend to continue to enter into these lines of credit as needed. There is no assurance that this or other funding sources will be available to us on acceptable terms, or at all.

We currently have an unutilized $12.0 million line of credit with the Frost Group. On June 2, 2010, we repaid all amounts outstanding on the line of credit including $12.0 million in principal and $4.1 million in interest. The line of credit, which previously expired on January 11, 2011, was renewed on February 22, 2011 on substantially the same terms as in effect at the time of expiration. We are obligated to pay interest upon maturity, capitalized quarterly, on outstanding borrowings under the line of credit at an 11% annual rate, which is due March 31, 2012. The line of credit is collateralized by all of our U.S. based personal property except our intellectual property.

We expect to incur losses from operations for the foreseeable future. We expect to incur substantial research and development expenses, including expenses related to the hiring of personnel and additional clinical trials. We expect that selling, general and administrative expenses will also increase as we expand our sales, marketing and administrative staff and add infrastructure.

We believe the cash and cash equivalents on hand at December 31, 2010, the amounts available to be borrowed under our lines of credit, and proceeds from the issuance of our Common Stock in an underwritten public offering on March 14, 2011, are sufficient to meet our anticipated cash requirements for operations and debt service beyond the next 12 months. We based this estimate on assumptions that may prove to be wrong or are subject to change, and we may be required to use our available cash resources sooner than we currently expect. If we acquire additional assets or companies, accelerate our product development programs or initiate additional clinical trials, we will need additional funds. Our future cash requirements will depend on a number of factors, including possible acquisitions, the continued progress of research and development of our product candidates, the timing and outcome of clinical trials and regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims and other intellectual property rights, the status of competitive products, the availability of financing, and our success in developing markets for our product candidates. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials or research and development programs.

The following table provides information as of December 31, 2010 with respect to the amounts and timing of our known contractual obligation payments due by period.

Contractual obligations (in thousands)	2011	2012	2013	2014	2015	After 2015	Total
Open purchase orders	$ 2,792	$ —	$ —	$ —	$ —	$ —	$ 2,792
Operating leases	506	270	—	—	—	—	776
Credit lines	14,690	—	—	—	—	—	14,690
Total	$ 17,988	$ 270	$ —	$ —	$ —	$ —	$ 18,258

The preceding table does not include information where the amounts of the obligations are not currently determinable, including contractual obligations in connection with product license agreements that include payments upon achievement of certain milestones.

Critical Accounting Policies and Estimates

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Equity-based compensation. We recognize equity based compensation as an expense in our financial statements and that cost is measured at the fair value of the award and expensed over their vesting period. Equity-based compensation arrangements to non-employees are recorded at their fair value on the measurement date. We estimate the grant-date fair value of our stock option grants using a valuation model known as the Black-Scholes-Merton formula or the "Black-Scholes Model" and allocate the resulting compensation expense over the corresponding requisite service period associated with each grant. The Black-Scholes Model requires the use of several variables to estimate the grant-date fair value of stock options including expected term, expected volatility, expected dividends and risk-free interest rate. We perform significant analyses to calculate and select the appropriate variable assumptions used in the Black-Scholes Model. We also perform significant analyses to estimate forfeitures of equity-based awards. We are required to adjust our forfeiture estimates on at least an annual basis based on the number of share-based awards that ultimately vest. The selection of assumptions and estimated forfeiture rates is subject to significant judgment and future changes to our assumptions and estimates may have a material impact on our Consolidated Financial Statements.

Goodwill and intangible assets. The allocation of the purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

Appraisals inherently require significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process research and development projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the Exakta-OPKO assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocation may change during the allowable allocation period, which is up to one year from the acquisition date, if additional information becomes available that would require changes to our estimates.

Allowance for doubtful accounts and revenue recognition. Generally, we recognize revenue from product sales when goods are shipped and title and risk of loss transfer to our customers. Certain of our products are sold directly to end-users and require that we deliver, install and train the staff at the end-users' facility. As a result, we do not recognize revenue until the product is delivered, installed and training has occurred. Return policies in certain international markets for our medical device products provide for stringent guidelines in accordance with the terms of contractual agreements with customers. Our estimates for sales returns are based upon the historical patterns of products returned matched against the sales from which they originated, and management's evaluation of specific factors that may increase the risk of product returns. We analyze accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts using the specific identification method. Our reported net loss is directly affected by management's estimate of the collectability of accounts receivable. The allowance for doubtful accounts recognized in our consolidated balance sheets at December 31, 2010 and December 31, 2009 was $1.2 million and $0.4 million, respectively.

Recent accounting pronouncements. In December 2010, the FASB issued an amendment to the disclosure of supplementary pro forma information for business combinations. The amendment specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the supplemental pro forma disclosures under current accounting guidance to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our financial statement disclosures.

In December 2010, the FASB issued an amendment to the accounting for goodwill impairment tests. The amendment modifies Step 1 of the impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance. The amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this amendment is not expected to have a material impact on our results of operations or financial condition.

In December 2010, the FASB issued an amendment to the accounting for annual excise taxes paid to the federal government by pharmaceutical manufacturers under health care reform. The liability for the fee should be estimated and recorded in full upon the first qualifying branded prescription drug sale with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The amendment is effective for calendar years beginning after December 31, 2010, when the fee initially becomes effective. As we currently do not manufacture pharmaceutical products, we do not expect the adoption of this amendment to have a material impact on our results of operations or financial condition.

In March 2010, the FASB reached a consensus to issue an amendment to the accounting for revenue arrangements under which a vendor satisfies its performance obligations to a customer over a period of time, when the deliverable or unit of accounting is not within the scope of other authoritative literature, and when the arrangement consideration is contingent upon the achievement of a milestone. The amendment defines a milestone and clarifies whether an entity may recognize consideration earned from the achievement of a milestone in the period in which the milestone is achieved. This amendment is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The amendment may be applied retrospectively to all arrangements or prospectively for milestones achieved after the effective date. We have not adopted this guidance early and adoption of this amendment is not expected to have a material impact on our results of operation or financial condition.

In January 2010, the FASB issued an amendment to the accounting for fair value measurements and disclosures. This amendment details additional disclosures on fair value measurements, requires a gross presentation of activities within a Level 3 rollforward, and adds a new requirement to disclose transfers in and out of Level 1 and Level 2 measurements. The new disclosures are required of all entities that are required to provide disclosures about recurring and nonrecurring fair value measurements. This amendment is effective in the first interim or reporting period beginning after December 15, 2009, with an exception for the gross presentation of Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years. The adoption of this amendment did not have a material impact on our financial statement disclosures.

In October 2009, the FASB issued an amendment to the accounting for multiple-deliverable revenue arrangements. This amendment provides guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration paid should be allocated. As a result of this amendment, entities may be able to separate multiple-deliverable arrangements in more circumstances than under existing accounting guidance. This guidance amends the requirement to establish the fair value of undelivered products and services based on objective evidence and instead provides for separate revenue recognition based upon management's best estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The existing guidance previously required that the fair value of the undelivered item reflect the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. If the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This amendment will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application is also permitted. We are currently evaluating the potential effect of the adoption of this amendment on our results of operations or financial condition.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of doing business, we are exposed to the risks associated with foreign currency exchange rates and changes in interest rates.

Foreign Currency Exchange Rate Risk – Although we do not speculate in the foreign exchange market, we may from time to time manage exposures that arise in the normal course of business related to fluctuations in foreign currency exchange rates by entering into offsetting positions through the use of foreign exchange forward contracts. Certain firmly committed transactions are hedged with foreign exchange forward contracts. As exchange rates change, gains and losses on the exposed transactions are partially offset by gains and losses related to the hedging contracts. Both the exposed transactions and the hedging contracts are translated at current spot rates, with gains and losses included in earnings.

Our derivative activities, which consist of foreign exchange forward contracts, are initiated to hedge forecasted cash flows that are exposed to foreign currency risk. The foreign exchange forward contracts generally require us to exchange local currencies for foreign currencies based on pre-established exchange rates at the contracts' maturity dates. As exchange rates change, gains and losses on these contracts are generated based on the change in the exchange rates that are recognized in the consolidated statement of operations at maturity, and offset the impact of the change in exchange rates on the foreign currency cash flows that are hedged. If the counterparties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, we could be at risk for currency related fluctuations. We enter into these contracts with counterparties that we believe to be creditworthy and do not enter into any leveraged derivative transactions. We had $7.7 million in foreign exchange forward contracts outstanding at December 31, 2010 and $6.3 million at December 31, 2009 primarily to hedge Chilean-based operating cash flows against US dollars. If Chilean Pesos were to strengthen in relation to the US dollar, our loss or gain on hedged foreign currency cash-flows would be offset by the derivative contracts, with a net effect of zero.

We do not engage in trading market risk sensitive instruments or purchasing hedging instruments or "other than trading" instruments that are likely to expose us to significant market risk, whether interest rate, foreign currency exchange, commodity price, or equity price risk.

Interest Rate Risk – Our exposure to market risk relates to our cash and investments and to our borrowings. We maintain an investment portfolio of money market funds. The securities in our investment portfolio are not leveraged, and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that a change in market interest rates would have a significant negative impact on the value of our investment portfolio except for reduced income in a low interest rate environment. At December 31, 2010, we had cash and cash equivalents of $18.0 million. The weighted average interest rate related to our cash and cash equivalents for the year ended December 31, 2010 was 0%. As of December 31, 2010, the principal value of our credit lines was $14.7 million, and have a weighted average interest rate of 6%.

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest our excess cash in debt instruments of the U.S. Government and its agencies, bank obligations, repurchase agreements and high-quality corporate issuers, and money market funds that invest in such debt instruments, and, by policy, restrict our exposure to any single corporate issuer by imposing concentration limits. To minimize the exposure due to adverse shifts in interest rates, we maintain investments at an average maturity of generally less than three months.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of OPKO Health, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of OPKO Health, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OPKO Health, Inc. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OPKO Health Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 16, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of OPKO Health, Inc. and subsidiaries

We have audited OPKO Health, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OPKO Health, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, OPKO Health, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of OPKO Health, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of OPKO Health, Inc. and subsidiaries, and our report dated March 16, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 16, 2011

OPKO Health, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets		
Cash and cash equivalents	$ 18,016	$ 42,658
Accounts receivable, net	13,317	8,767
Inventory, net	19,957	10,520
Prepaid expenses and other current assets	2,782	1,873
Total current assets	54,072	63,818
Property and equipment, net	2,729	593
Intangible assets, net	9,964	12,722
Goodwill	5,856	5,408
Investments, net	5,114	4,447
Other assets	111	442
Total assets	$ 77,846	$ 87,430
LIABILITIES, SERIES D PREFERRED STOCK, AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 7,170	$ 4,784
Accrued expenses	5,739	3,918
Current portion of lines of credit and notes payable	14,690	4,321
Total current liabilities	27,599	13,023
Long-term liabilities – interest payable to related party	—	3,409
Other long-term liabilities, principally deferred tax liabilities	1,067	1,339
Line of credit with related party, net of unamortized discount of $0 and $68, respectively	—	11,932
Total liabilities	28,666	29,703
Commitments and contingencies		
Series D Preferred Stock – $0.01 par value, 2,000,000 shares authorized; 1,209,677 and 1,209,677 shares issued and outstanding (liquidation value of $33,013 and $30,613) at December 31, 2010 and 2009, respectively	26,128	26,128
Shareholders' equity		
Series A Preferred Stock – $0.01 par value, 4,000,000 shares authorized; 897,439 and 1,025,934 shares issued and outstanding (liquidation value of $2,468 and $2,564) at December 31, 2010 and 2009, respectively	9	10
Series C Preferred Stock – $0.01 par value, 500,000 shares authorized; No shares issued or outstanding	—	—
Common Stock – $0.01 par value, 500,000,000 shares authorized; 255,412,706 and 253,762,552 shares issued and outstanding at December 31, 2010 and 2009, respectively	2,554	2,538
Treasury stock (45,154 shares at December 31, 2010 and 2009)	(61)	(61)
Additional paid-in capital	376,008	367,028
Accumulated other comprehensive income	2,921	1,313
Accumulated deficit	(358,379)	(339,229)
Total shareholders' equity	23,052	31,599
Total liabilities, Series D Preferred Stock, and shareholders' equity	$ 77,846	$ 87,430

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

OPKO Health, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data)

	For the years ended December 31,		
	2010	2009	2008
Revenue			
Products	$ 30,149	$ 13,147	$ 9,440
License	6,731	—	—
Total revenue	36,880	13,147	9,440
Cost of goods sold, excluding amortization of intangible assets	20,501	9,567	8,559
Gross margin, excluding amortization of intangible assets	16,379	3,580	881
Operating expenses			
Selling, general and administrative	22,121	13,518	14,790
Research and development	7,908	12,881	21,562
Write-off of acquired in-process research and development	—	2,000	1,398
Other operating expenses, principally amortization of intangible assets	3,579	3,201	1,694
Total operating expenses	33,608	31,600	39,444
Operating loss	(17,229)	(28,020)	(38,563)
Other expense, net	(842)	(2,034)	(1,354)
Loss before income taxes and investment losses	(18,071)	(30,054)	(39,917)
Income tax (expense) benefit	(141)	294	83
Loss before investment losses	(18,212)	(29,760)	(39,834)
Loss from investments in investees	(714)	(353)	—
Net loss	(18,926)	(30,113)	(39,834)
Preferred stock dividend	(2,624)	(4,718)	(217)
Net loss attributable to common shareholders	$ (21,550)	$ (34,831)	$ (40,051)
Loss per share, basic and diluted	$ (0.08)	$ (0.15)	$ (0.21)
Weighted average number of common shares outstanding, basic and diluted	255,095,586	233,191,617	187,713,041

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

OPKO Health, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share data)
For the years ended December 31, 2008, 2009 and 2010

	Series A Preferred Stock		Series C Preferred Stock		Common Stock		Treasury		Additional Paid-In Capital	Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars				
Balance at December 31, 2007	954,799	$ 10	—	$ —	178,344,608	$ 1,783	—	—	$ 284,273	$ —	$ (269,282)	$ 16,784
Equity-based compensation expense	—	—	—	—	—	—	—	—	6,730	—	—	6,730
Issuance of equity securities to acquire Vidus Ocular, Inc. at $1.65 per share	—	—	—	—	658,080	7	—	—	1,312	—	—	1,319
Correction of equity securities to Acuity	—	—	—	—	57,408	1	—	—	(1)	—	—	—
Exercise of common stock options	—	—	—	—	5,187,149	52	—	—	154	—	—	206
Exercise of common warrants	—	—	—	—	1,171,899	12	—	—	165	—	—	177
Issuance of common stock in private placement to related party at 1.11	—	—	—	—	13,513,514	135	—	—	14,865	—	—	15,000
Series A preferred stock dividend	86,678	1	—	—	—	—	—	—	—	—	—	1
Conversion of Series A preferred stock	(87,721)	(1)	—	—	87,721	1	—	—	—	—	—	—
Other disposition of assets for stock	—	—	—	—	—	—	(18,000)	(24)	—	—	—	(24)
Net loss for the year ended December 31, 2008	—	—	—	—	—	—	—	—	—	—	(39,834)	(39,834)
Balance at December 31, 2008	953,756	10	—	—	199,020,379	1,991	(18,000)	(24)	307,498	—	(309,116)	359
Equity-based compensation expense	—	—	—	—	—	—	—	—	4,498	—	—	4,498
Exercise of common stock options	—	—	—	—	2,984,945	30	—	—	664	—	—	694
Exercise of common warrants	—	—	—	—	706,164	7	—	—	17	—	—	24
Issuance of common stock in private placement with related parties at $1.00 per share	—	—	—	—	20,000,000	200	—	—	19,800	—	—	20,000
Issuance of common stock in private placement, including related parties, at $1.00 per share	—	—	—	—	31,000,000	310	—	—	30,680	—	—	30,990
Relative fair value of warrants issued In connection with issuance of 8% Series D preferred stock	—	—	—	—	—	—	—	—	3,872	—	—	3,872
Series A preferred stock dividend	93,242	1	—	—	—	—	—	—	(1)	—	—	—
Conversion of Series A preferred stock	(21,064)	(1)	—	—	21,064	—	—	—	—	—	—	(1)
Restricted stock grant	—	—	—	—	30,000	—	—	—	—	—	—	—
Purchase of shares at $3.55	—	—	—	—	—	—	(27,154)	(37)	—	—	—	(37)
Net loss for the year ended December 31, 2009	—	—	—	—	—	—	—	—	—	—	(30,113)	(30,113)
Cumulative translation adjustment net	—	—	—	—	—	—	—	—	—	1,313	—	1,313
Other comprehensive loss												(28,800)
Balance at December 31, 2009	1,025,934	10	—	—	253,762,552	2,538	(45,154)	(61)	367,028	1,313	(339,229)	31,599

	Series A Preferred Stock		Series C Preferred Stock		Common Stock		Treasury		Additional Paid-In Capital	Other Comprehensive Income	Accumulated Deficit	Total
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Shares	Dollars				
Equity-based compensation expense....	—	—	—	—	—	—	—	—	6,922	—	—	6,922
Exercise of common stock options.......	—	—	—	—	150,231	2	—	—	72	—	—	74
Series A preferred stock dividend........	—	—	—	—	—	—	—	—	—	—	(224)	(224)
Conversion of Series A preferred stock..........	(128,495)	(1)	—	—	128,495	1	—	—	—	—	—	—
Issuance of common stock to acquire Pharmacos Exakta at $1.46 per share..........	—	—	—	—	1,371,428	13	—	—	1,986	—	—	1,999
Net loss for the year ended December 31, 2010..........	—	—	—	—	—	—	—	—	—	—	(18,926)	(18,926)
Cumulative translation adjustment net..........	—	—	—	—	—	—	—	—	—	1,608	—	1,608
Other comprehensive loss												(17,318)
Balance at December 31, 2010............	897,439	$ 9	—	$ —	255,412,706	$ 2,554	(45,154)	$ (61)	$ 376,008	2,921	$ (358,379)	$ 23,052

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

OPKO Health, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the years ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net loss	$ (18,926)	$ (30,113)	$ (39,834)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,870	2,357	1,823
Impairment of goodwill	—	1,097	—
Write-off of acquired in-process research and development	—	2,000	1,398
Accretion of debt discount related to notes payable	66	123	190
Losses from investments in investees	714	353	—
Equity based compensation – employees and non-employees	6,922	4,498	6,730
Provision for bad debts	446	73	204
Provision for inventory obsolescence	64	279	255
Foreign exchange	382	122	—
Loss on disposal of assets	—	—	148
License of product for equity	(731)	—	—
Changes in:			
Accounts receivable	(3,396)	(1,271)	590
Inventory	(7,589)	(928)	(2,104)
Prepaid expenses and other current assets	894	431	25
Other assets	420	(276)	—
Accounts payable	1,756	(1,019)	(1,225)
Accrued expenses	(3,222)	(1,062)	2,506
Net cash used in operating activities	(19,094)	(23,336)	(29,294)
Cash flows from investing activities:			
Investments in investees	(650)	(4,800)	—
Acquisition of businesses, net of cash	(1,323)	(15,632)	48
Acquisition of rolapitant	—	(2,000)	—
Purchase of marketable securities	(14,997)	(9,997)	—
Maturities of marketable securities	14,997	9,997	—
Capital expenditures	(807)	(172)	(378)
Net cash used in investing activities	(2,780)	(22,604)	(330)
Cash flows from financing activities:			
Issuance of common stock for cash to related party	—	30,990	15,000
Issuance of common stock	—	20,000	—
Issuance of Series D preferred stock and warrants, including related parties	—	30,000	—
Repayments of line of credit with related party	(12,000)	—	—
Proceeds from bridge loan with related party	—	3,000	—
Repayment of bridge loan with related party	—	(3,000)	—
Insurance financing and borrowings on lines of credit	15,424	529	371
Proceeds from the exercise of stock options and warrants	74	718	383
Repayments of notes payable and capital lease obligations	(6,266)	(317)	(2,825)
Net cash (used in) provided by financing activities	(2,768)	81,920	12,929
Net change in cash and cash equivalents	(24,642)	35,980	(16,695)
Cash and cash equivalents at beginning of year	42,658	6,678	23,373
Cash and cash equivalents at end of year	$ 18,016	$ 42,658	$ 6,678

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Note 1 Business and Organization

We are a multi-national pharmaceutical and diagnostics company that seeks to establish industry-leading positions in large and rapidly growing medical markets by leveraging our discovery, development and commercialization expertise and our novel and proprietary technologies. Our current focus is on conditions with major unmet medical needs including neurological disorders, infectious diseases, oncology and ophthalmologic diseases. We are developing a range of solutions to diagnose, treat and prevent these conditions, including molecular diagnostics tests, proprietary pharmaceuticals and vaccines. We plan to commercialize these solutions on a global basis in large and high growth markets, including emerging markets. We have already established emerging markets pharmaceutical platforms in Chile and Mexico, which are delivering revenue and which we expect to deliver cash flow and facilitate future market entry for our products currently in development. We also actively explore opportunities to acquire complementary pharmaceuticals, compounds, technologies, and businesses. We are a Delaware corporation, headquartered in Miami, Florida.

Note 2 Acquisitions, Investments, and Licenses

Rolapitant license

In December 2010, we entered into a license agreement (the "TESARO License") with TESARO, Inc. ("TESARO") granting TESARO exclusive rights to the development, manufacture, commercialization and distribution of rolapitant and a related compound. Under the terms of the TESARO License, we are eligible for payments of up to $121.0 million, including an up-front payment of $6.0 million, which has been received, and additional payments based upon achievement of specified regulatory and commercialization milestones. In addition, TESARO will pay us double digit tiered royalties on sales of licensed product. We will share future profits from the commercialization of licensed products in Japan with TESARO and we will have an option to market the products in Latin America. In connection with the TESARO License, we also acquired a 10% equity position in TESARO. We recorded the 10% equity position at $0.7 million, the estimated fair value based on a discounted cash flow model.

In accounting for the license of rolapitant to TESARO, we determined that we did not have any continuing involvement in the development of rolapitant or any other future performance obligations and, as a result, recognized the $6.0 million up-front payment and the $0.7 million equity position as license revenue during the year ended December 31, 2010.

We acquired rolapitant on October 12, 2009 from Schering-Plough Corporation ("Schering"). We entered into an asset purchase agreement (the "Schering Agreement") with Schering to acquire rolapitant and other assets relating to Schering's neurokinin-1 ("NK-1") receptor antagonist program. Under the terms of the Schering Agreement, we paid Schering $2.0 million in cash upon closing and agreed to pay up to an additional $27.0 million upon certain development milestones. Rolapitant, the lead product in the NK-1 program, successfully completed Phase II clinical testing for prevention of nausea and vomiting related to cancer chemotherapy and surgery, and other indications. Development of rolapitant and the other assets had been stopped at the time of our acquisition and there were no ongoing clinical trials. None of the assets acquired have alternative future uses, nor have they reached a stage of technological feasibility, as such, we recorded $2.0 million as in-process research and development expense during the year ended December 31, 2009.

Latin America acquisitions

In February 2010, we acquired Exakta-OPKO (previously known as Pharmacos Exakta S.A. de C.V.), a privately-owned Mexican company, engaged in the manufacture, marketing and distribution of ophthalmic and other pharmaceutical products for government and private markets since 1957. Pursuant to a purchase agreement we acquired all of the outstanding stock of Exakta-OPKO and real property owned by an affiliate of Exakta-OPKO for a total aggregate purchase price of $3.5 million, of which an aggregate of $1.5 million was paid in cash and $2.0 million was paid in shares of our Common Stock, par value $.01. In September 2010, we reduced the consideration paid by $0.1 million in working capital adjustments per the purchase agreement. The number of shares to be issued was determined by the average closing price of our Common Stock as reported on the NYSE Amex for the ten trading days ending on February 12, 2010. A total of 1,371,428 shares of our Common Stock were issued in the transaction which were valued at $2.0 million due to trading restrictions. A portion of the proceeds will remain in escrow for a period of time to satisfy indemnification claims.

In October 2009, we entered into a definitive agreement to acquire OPKO Chile (previously known as Pharma Genexx, S.A.), a privately-owned Chilean company engaged in the representation, importation, commercialization and distribution of pharmaceutical products, over-the-counter products and medical devices for government, private and institutional markets in Chile. Pursuant to a stock purchase agreement with OPKO Chile and its shareholders, Farmacias Ahumada S.A., FASA Chile S.A., and Laboratorios Volta S.A., we acquired all of the outstanding stock of OPKO Chile in exchange for $16 million in cash. A portion of the proceeds will remain in escrow for a period of time to satisfy indemnification claims. The transaction closed on October 7, 2009.

The following table summarizes the estimated fair value of the net assets acquired and liabilities assumed in the acquisition of OPKO Chile at the date of acquisition:

(in thousands)	
Current assets (including cash of $368)	$ 12,208
Intangible assets	7,826
Goodwill	4,983
Other assets	20
Accounts payable and accrued expenses	(9,037)
Total purchase price	$ 16,000

Investments

In November 2010, we made an investment in Fabrus, LLC, a privately held early stage biotechnology company with next generation therapeutic antibody drug discovery and development capabilities. Fabrus is using its proprietary antibody screening and engineering approach to discover promising lead compounds against several important oncology targets. In exchange for the investment, we acquired approximately 13% of Fabrus' outstanding membership interests on a fully diluted basis. Our investment was part of a $2.1 million financing for Fabrus and included other related parties. Refer to Note 11.

Effective September 21, 2009, we entered into an agreement pursuant to which we invested $2.5 million in cash in Cocrystal Discovery, Inc., a privately held biopharmaceutical company ("Cocrystal") in exchange for 1,701,723 shares of Cocrystal's Convertible Series A Preferred Stock or approximately 16%. Cocrystal is focused on the discovery and development of novel antiviral drugs using a combination of protein structure-based approaches. Refer to Note 11.

On June 10, 2009, we entered into a stock purchase agreement with Sorrento Therapeutics, Inc. ("Sorrento"), a publicly held company with a technology for generating fully human monoclonal antibodies, pursuant to which we invested $2.3 million in Sorrento. OPKO owns approximately 53,113,732 shares of Sorrento Common Stock, or approximately 21% of Sorrento's total outstanding common stock at December 31, 2010. The closing stock price for Sorrento's common stock, a thinly traded stock, as quoted on the over-the-counter markets was $0.60 per share on December 31, 2010. Refer to Note 11.

The following table reflects our maximum exposure to each of our investments:

Investee name	(in thousands)	Accounting method
Sorrento	$ 2,300	Equity method
Cocrystal	2,500	VIE, equity method
Fabrus	650	VIE, equity method
TESARO	731	VIE, cost method
Less accumulated losses in investees	(1,067)	
Total	$ 5,114	

Other acquisition

On May 6, 2008, we completed the acquisition of Vidus Ocular, Inc. ("Vidus"), a privately-held company that is developing Aquashunt™, a shunt to be used in the treatment of glaucoma. Pursuant to a Securities Purchase Agreement with Vidus, each of its stockholders, and the holders of convertible promissory notes issued by Vidus, we acquired all of the outstanding stock and convertible debt of Vidus in exchange for (i) the issuance and delivery at closing of 658,080 shares of our common stock (the "Closing Shares"); (ii) the issuance of 488,420 shares of our common stock to be held in escrow pending the occurrence of certain development milestones (the "Milestone Shares"); and (iii) the issuance of options to acquire 200,000 shares of our common stock. Additionally, in the event that the stock price for our common stock at the time of receipt of approval or clearance by the U.S. Food & Drug Administration of a pre-market notification 510(k) relating to the Aquashunt is not at or above a specified price, we will be obligated to issue an additional 413,850 shares of our common stock. A portion of the Closing Shares and the Milestone Shares remained in escrow for a period of one year to satisfy indemnification claims.

We accounted for the Vidus acquisition as an asset acquisition. We valued the common stock issued to Vidus' stockholders at the average closing price on the date of the acquisition and the two days prior to the transaction, or $1.65 per share. In addition, we valued the options to acquire our common stock that were issued to the founders of Vidus using the Black-Scholes-Merton pricing model and recorded the value of those options as part of the purchase price of Vidus, or $1.17 per common stock option. All other contingent consideration will be valued and added to the purchase price if the milestones occur.

The table below reflects the estimated fair value of the net assets acquired at the date of acquisition:

(in thousands)	
Current assets (cash of $48)	$ 48
In-process research and development	1,398
Accounts payable and accrued expenses	(127)
Total purchase price	$ 1,319

The portion of the purchase price allocated to in-process research and development of $1.4 million was immediately expensed.

Variable interest entities

We have determined that we hold variable interests in three entities ("VIE"), TESARO, Fabrus and CoCrystal. We made this determination as a result of our assessment that they do not have sufficient resources to carry out their principal activities without additional subordinated financial support.

In order to determine the primary beneficiary of Cocrystal and Fabrus, we evaluated our investment as well as our investment combined with a related party group to identify who had the most power to control each entity and who received the largest benefits (absorbed the most losses) from each entity. The related party group when considering our investment in Cocrystal includes OPKO and the Frost Group. As of December 31, 2010 we own approximately 16% of Cocrystal and members of the Frost Group own approximately 42% of Cocrystal's voting stock on an as converted basis, including 39% held by the Gamma Trust. Dr. Frost, Mr. Rubin, and Dr. Hsiao currently serve on the Board of Directors of Cocrystal and represent 50% of its board. The Gamma Trust influenced the design of Cocrystal and can significantly influence the success of Cocrystal through its board representation and voting power. As such, we have determined that the Gamma Trust is the primary beneficiary within the related party group. The related party group when considering our investment in Fabrus includes OPKO and the Gamma Trust, Hsu Gamma Investment, L.P., of which Jane Hsiao is the general partner, and the Richard Lerner Family Trust. Dr.'s Frost, Hsiao and Lerner are all members of our Board of Directors. As of December 31, 2010 we own approximately 13% of Fabrus and Dr.'s Frost, Hsiao and Lerner own 24% of Fabrus' voting stock on an as converted basis, including 16% held by the Gamma Trust. Drs. Frost and Hsiao currently serve on the Board of Managers of Fabrus and represent 40% of its board. The Gamma Trust can significantly influence the success of Fabrus through its board representation and voting power. As such, we have determined that the Gamma Trust is the primary beneficiary within the related party group. Because we have the ability to exercise significant influence over Cocrystal's and Fabrus' operations through our related party affiliates, we account for our investments in Cocrystal and Fabrus, under the equity method.

In order to determine the primary beneficiary of TESARO, we evaluated the power and benefits held by its equity holders. On an as converted basis, we hold an equity interest of approximately 9% of TESARO as of December 31, 2010. In addition, we do not hold any seats on the Board of Directors and we do not have any management positions. The largest equity holder owns approximately 49% of TESARO, on an as converted basis and is represented by two members of TESARO's board of directors. As a result of that equity holder having the power to influence TESARO and being entitled to the largest share of the benefits of TESARO, we determined such holder is the primary beneficiary of TESARO. Because we do not have the ability to exercise significant influence over TESARO's operations, we have accounted for TESARO under the cost method of accounting.

We have not provided financial or other support to the variable interest entities other than those associated with our original investments in Cocrystal and Fabrus or those associated with our TESARO License and we are not obligated to provide ongoing financial support to them.

Pro forma disclosures for acquisitions

The following table includes the pro forma results for the years ended December 31, 2009 and 2008 of the combined companies as though the acquisition of OPKO Chile had been completed as of the beginning of each period, respectively.

	For the year ended December 31,	
(in thousands, except per share amounts)	2009	2008
Revenue	$ 25,615	$ 20,365
Net loss	$ (28,443)	$ (39,713)
Basic and diluted loss per share	$ (0.12)	$ (0.21)

This unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information may not necessarily reflect our future results of operations or what the results of operations would have been had we owned and operated each company as of the beginning of the periods presented.

Note 3 Summary of Significant Accounting Policies

Basis of Presentation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and with the instructions to Form 10-K and of Regulation S-X. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. We consider all non-restrictive, highly liquid short-term investments purchased with a maturity of three months or less on the date of purchase to be cash equivalents.

Inventories. Inventories are valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method.

Property and Equipment. Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally five to ten years and includes amortization expense for assets capitalized under capital leases. The estimated useful lives by asset class are as follows: software – 3 years, machinery and equipment – 5-8 years, furniture and fixtures – 5-10 years and leasehold improvements – the lesser of their useful life or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred, while betterments reduce accumulated depreciation. Depreciation expense was $0.3 million, $0.2 million, and $0.1 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Goodwill and Intangible Assets. Goodwill represents the difference between the purchase price and the estimated fair value of the net assets acquired when accounted for by the purchase method of accounting and arose from our acquisitions of OPKO Chile, Exakta-OPKO, and OTI. Refer to Note 2. We do not amortize goodwill, however, we perform an annual impairment test of goodwill during the fourth quarter. During the fourth quarter of 2009, we performed an impairment test and determined the $1.1 million goodwill related to our instrumentation business was impaired and written down to $0. As a result of competition in the U.S. market, the broad global economic conditions, and pricing pressures globally, we determined that goodwill was impaired for the instrumentation reporting unit. The impairment loss was determined by calculating the fair value of the instrumentation reporting unit based on a discounted net present-value calculation. We did not record any impairments during 2010. We evaluate our goodwill for impairment annually and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable.

We amortize intangible assets with definite lives on a straight-line basis over their estimated useful lives, ranging from 3 to 10 years, and review for impairment at least annually, or sooner when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We use the straight-line method of amortization as there is no reliably determinable pattern in which the economic benefits of our intangible assets are consumed or otherwise used up. Amortization expense was $3.6 million, $2.1 million, and $1.7 million for the years ended December 31, 2010, 2009, and 2008, respectively. In addition, the 2010 and 2009 years include amortization related to the acquisition of OPKO Chile and the 2010 year end includes amortization related to our acquisition of Exakta-OPKO. Amortization expense for our intangible assets as of December 31, 2010 for the years ending December 31, 2011, 2012, 2013, 2014, and 2015 is expected to be $2.2 million, $1.8 million, $0.8 million, $0.8 million, and $0.8 million, respectively.

Impairment of Long-Lived Assets. Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Fair Value Measurements. The carrying amounts of our cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate their fair value due to the short-term maturities of these instruments. Investments are considered available-for-sale as of December 31, 2010 and 2009, and are carried at fair value.

Short-term investments include bank deposits, corporate notes, U.S. treasury securities and U.S. government agency securities with original maturities of greater than 90 days and remaining maturities of less than one year. Long-term investments include corporate notes, U.S. treasury securities and U.S. government agency securities with maturities greater than one year.

In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange. Refer to Note 17.

Derivative financial instruments. We record derivative financial instruments (primarily forward purchase contracts) on our balance sheet at their fair value and the changes in the fair value are recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, we are required to meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge. At December 31, 2010, our forward contracts did not meet the documentation requirements to be designated effective hedges. Accordingly, we recognize all changes in fair values of our forward contracts in income.

Research and Development. Research and development costs are charged to expense as incurred. We record expense for in-process research and development projects acquired as asset acquisitions which have not reached technological feasibility and which have no alternative future use. For in-process research and development projects acquired in business combinations, the in-process research and development project is capitalized and evaluated for impairment until the development process has been completed. Once the development process has been completed the asset will be amortized over its remaining useful life.

Income Taxes. Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. We periodically evaluate the realizability of our net deferred tax assets. Our tax accruals are analyzed periodically and adjustments are made as events occur to warrant such adjustment.

Loss Per Common Share. Basic and diluted earnings or loss per common share is based on the net loss increased by dividends on preferred stock divided by the weighted average number of common shares outstanding during the period. In the periods in which their effect would be anti-dilutive, no effect has been given to outstanding options, warrants or convertible preferred stock in the diluted computation. The diluted loss per share does not include the weighted average impact of the outstanding options, warrants, and other contingent consideration of 21,213,035, 17,743,032, and 24,022,713 shares for the years ended December 31, 2010, 2009, and 2008 respectively, because their inclusion would have been anti-dilutive. As of December 31, 2010, the holders of our Series A Preferred Stock and Series D Preferred Stock could convert their shares into approximately 987,182 and 13,311,823 shares of our Common Stock, respectively, including accrued dividends.

Revenue Recognition. Generally, we recognize revenue from product sales when goods are shipped and title and risk of loss transfer to our customers. Certain of our products are sold directly to end-users and require that we deliver, install and train the staff at the end-users' facility. As a result, we do not recognize revenue until the product is delivered, installed and training has occurred.

Allowance for Doubtful Accounts. We analyze accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts using the specific identification method. Our reported net loss is directly affected by management's estimate of the collectability of accounts receivable. Estimated allowances for sales returns are based upon our history of product returns. The amount of allowance for doubtful accounts at December 31, 2010 and 2009 was $1.2 million and $0.4 million, respectively.

Product Warranties. Product warranties are accrued at the time we record revenue for a product. The costs of warranties are recorded as a component of cost of sales. We estimate warranty costs based on our estimated historical experience and adjust for any known product reliability issues.

Equity-Based Compensation. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the award. We record excess tax benefits, realized from the exercise of stock options as a financing cash inflow rather than as a reduction of taxes paid in cash flow from operations. Refer to Note 8. Equity-based compensation arrangements to non-employees are recorded at their fair value on the measurement date. The measurement of equity-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Comprehensive income or loss. Our comprehensive loss for the year ended December 31, 2010 includes net loss for the year and the cumulative translation adjustment, net, for the translation of our OPKO Chile and Exakta-OPKO results. Comprehensive loss for the year ended December 31, 2009 is our net loss for the year and the cumulative translation adjustment, net, for the translation of our OPKO Chile.

Segment reporting. Our chief operating decision-maker ("CODM") is comprised of our executive management with the oversight of our board of directors. Our CODM review our operating results and operating plans and make resource allocation decisions on a company-wide or aggregate basis. Accordingly, we have aggregated our three operating segments, instrumentation, pharmaceutical operating business and our pharmaceutical and device research and development activities into two reporting segments, instrumentation and pharmaceutical.

Recent accounting pronouncements: In December 2010, the FASB issued an amendment to the disclosure of supplementary pro forma information for business combinations. The amendment specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendment also expands the supplemental pro forma disclosures under current accounting guidance to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendment is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our financial statement disclosures.

In December 2010, the FASB issued an amendment to the accounting for goodwill impairment tests. The amendment modifies Step 1 of the impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance. The amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The adoption of this amendment is not expected to have a material impact on our results of operations or financial condition.

In December 2010, the FASB issued an amendment to the accounting for annual excise taxes paid to the federal government by pharmaceutical manufacturers under health care reform. The liability for the fee should be estimated and recorded in full upon the first qualifying branded prescription drug sale with a corresponding deferred cost that is amortized to expense using a straight-line method of allocation unless another method better allocates the fee over the calendar year that it is payable. The amendment is effective for calendar years beginning after December 31, 2010, when the fee initially becomes effective. As we currently do not manufacture pharmaceutical products, we do not expect the adoption of this amendment to have material impact on our results of operations or financial condition.

In March 2010, the FASB reached a consensus to issue an amendment to the accounting for revenue arrangements under which a vendor satisfies its performance obligations to a customer over a period of time, when the deliverable or unit of accounting is not within the scope of other authoritative literature, and when the arrangement consideration is contingent upon the achievement of a milestone. The amendment defines a milestone and clarifies whether an entity may recognize consideration earned from the achievement of a milestone in the period in which the milestone is achieved. This amendment is effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. The amendment may be applied retrospectively to all arrangements or prospectively for milestones achieved after the effective date. We have not adopted this guidance early and adoption of this amendment is not expected to have a material impact on our results of operation or financial condition.

In January 2010, the FASB issued an amendment to the accounting for fair value measurements and disclosures. This amendment details additional disclosures on fair value measurements, requires a gross presentation of activities within a Level 3 rollforward, and adds a new requirement to disclose transfers in and out of Level 1 and Level 2 measurements. The new disclosures are required of all entities that are required to provide disclosures about recurring and nonrecurring fair value measurements. This amendment is effective in the first interim or reporting period beginning after December 15, 2009, with an exception for the gross presentation of Level 3 rollforward information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years. The adoption of this amendment is not expected to have a material impact on our financial statement disclosures.

In October 2009, the FASB issued an amendment to the accounting for multiple-deliverable revenue arrangements. This amendment provides guidance on whether multiple deliverables exist, how the arrangements should be separated, and how the consideration paid should be allocated. As a result of this amendment, entities may be able to separate multiple-deliverable arrangements in more circumstances than under existing accounting guidance. This guidance amends the requirement to establish the fair value of undelivered products and services based on objective evidence and instead provides for separate revenue recognition based upon management's best estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. The existing guidance previously required that the fair value of the undelivered item reflect the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. If the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This amendment will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application is also permitted. We are currently evaluating the potential effect of the adoption of this amendment on our results of operations or financial condition.

Note 4 Composition of Certain Financial Statement Captions

(in thousands)	December 31, 2010	2009
Accounts receivable, net		
Accounts receivable	$ 14,482	$ 9,118
Less allowance for doubtful accounts	(1,165)	(351)
	$ 13,317	$ 8,767
Inventories, net		
Raw materials (components)	$ 4,868	$ 3,764
Work in-process	889	1,365
Finished products	14,632	5,632
Less inventory reserve	(432)	(241)
	$ 19,957	$ 10,520
Prepaid expenses and other current assets		
Prepaid supplies and clinical	$ 96	$ 559
Other receivables	675	441
Prepaid insurance	119	162
Taxes recoverable	1,441	414
Other	451	298
	$ 2,782	$ 1,873
Property and equipment, net		
Machinery and equipment	$ 2,406	$ 388
Building	288	—
Land	495	—
Furniture and fixtures	179	207
Software	609	207
Leasehold improvements	109	237
Less accumulated depreciation	(1,357)	(446)
	$ 2,729	$ 593
Intangible assets, net		
Customer relationships	$ 7,719	$ 7,259
Product registrations	4,227	3,829
Technology	4,597	4,597
Tradename	666	578
Covenants not to compete	349	317
Other	7	7
Less accumulated amortization	(7,601)	(3,865)
	$ 9,964	$ 12,722
Accrued expenses		
Income taxes payable	$ 422	$ 492
Accrued royalties	316	315
Accrued distributor commissions	398	372
Product warranties – medical device products	512	257
Clinical trials	801	163
Customer deposits	321	307
Professional fees	288	223
Employee benefits	304	340
Suppliers	1,240	—
Other	1,137	1,449
	$ 5,739	$ 3,918

The following table summarizes the fair values assigned to our major intangible asset classes upon acquisition:

(in thousands)	Fair value assigned	Weighted average amortization period
Customer relationships	$ 7,797	3 years
Technology	4,597	10 years
Product registrations	3,829	10 years
Covenants not to compete	366	3 years
Tradename	666	3 years
Other	7	Indefinite
Total amortizing intangible assets	17,262	
Goodwill	5,408	Indefinite
Total intangible assets acquired	$ 22,670	

All of the intangible assets and goodwill acquired relate to our acquisitions of OPKO Chile, Exakta-OPKO, and OTI. The weighted average period prior to the next renewal or extension for our product registrations is 2.7 years. We do not anticipate capitalizing the cost of product registration renewals, rather we expect to expense these costs, as incurred. Our goodwill is not tax deductible for income tax purposes in Chile.

The changes to goodwill for the year ended December 31, 2010 is primarily due to a $0.4 million increase resulting from foreign exchange translation of the assets and liabilities of OPKO Chile. The purchase price allocation of the assets acquired in the Exakta-OPKO acquisition are subject to change while contingencies that existed on the acquisition date are resolved.

The following table reflects the changes in the allowance for doubtful accounts, provision for inventory reserve and tax valuation allowance accounts:

(in thousands)	Beginning balance	Charged to expense	Written-off	Charged to other	Ending balance
2010					
Allowance for doubtful accounts	$ (351)	(446)	—	(368)	$ (1,165)
Inventory reserve	$ (241)	(64)	170	(567)	$ (432)
Tax valuation allowance	$ (51,697)	(2,555)	—	—	$(54,252)
2009					
Allowance for doubtful accounts	$ (407)	(73)	129	—	$ (351)
Inventory reserve	$ (255)	(279)	293	—	$ (241)
Tax valuation allowance	$ (35,197)	(16,699)	—	199	$(51,697)

Note 5 Debt

We have a $12.0 million line of credit with the Frost Group, a related party. On June 2, 2010 we repaid all amounts outstanding on the line of credit including $12 million in principal and $4.1 million in interest. The line of credit was renewed on February 22, 2011 with a new maturity date of March 31, 2012. We have the ability to draw funds under the line of credit until its expiration in March 2012. We are obligated to pay interest upon maturity, capitalized quarterly, on outstanding borrowings under the line of credit at an 11% annual rate. The line of credit is collateralized by all of our U.S. personal property except our intellectual property.

We have entered into lines of credit agreements with seven financial institutions in Chile in addition to our line of credit with the Frost Group. Those lines of credit are used primarily as a source of working capital for inventory purchases. The following table summarizes the lines of credit:

(in thousands)			Amount outstanding at December 31,	
Lender	Interest rate on borrowings	Maximum borrowings	2010	2009
The Frost Group LLC	11%	$ 12,000	$ —	$ 12,000
Itau Bank	Libor +2.8%	3,000	1,849	270
Bank of Chile	Libor +2.8%	3,000	3,100	988
BICE Bank	Libor +2.8%	3,300	2,813	1,459
Santander Bank	Libor +2.8%	2,500	1,826	324
Corp Banca	Libor +2.8%	1,050	426	62
BBVA Bank	Libor +2.8%	3,500	3,123	1,218
Scotiabank	Libor +2.8%	2,500	1,553	—
Total		$ 30,850	$ 14,690	$ 16,321

On March 4, 2009, the Gamma Trust, a related party, advanced $3.0 million to us pursuant to a Promissory Note we issued to the Gamma Trust (the "Note"). The entire amount of this advance and all accrued interest thereon was due and payable on the earlier of May 4, 2009, or such earlier date following the closing of the stock purchase transaction with the Gamma Trust discussed in Note 6. The Note bore interest at a rate equal to 11% per annum and could be prepaid in whole or in part without penalty or premium. We repaid the Note and $48 thousand of interest on April 27, 2009.

Note 6 Equity Offerings

Effective September 18, 2009, we entered into a securities purchase agreement (the "Preferred Purchase Agreement") with the private investors (the "Preferred Investors"), pursuant to which the Preferred Investors agreed to purchase an aggregate of 1,209,677 shares (the "Preferred Shares") of our newly-designated 8.0% Series D Cumulative Convertible Preferred Stock, par value $0.01 per share ("Series D Preferred Stock") (Refer to Note 7) at a purchase price of $24.80 per share, together with warrants (the "Warrants") to purchase up to an aggregate of 3,024,196 shares of our common stock, par value $.01 at an exercise price of $2.48 per share (the "Preferred Investment"). Initially, the Series D Preferred Stock was convertible into ten shares of our Common Stock, and the Preferred Shares purchase price was based on the average closing price of our Common Stock as reported on the NYSE Amex for the five days preceding the execution of the Preferred Purchase Agreement. In connection with the Preferred Investment, we issued the Preferred Shares and Warrants and received an aggregate of $30.0 million in cash on September 28, 2009.

We allocated the $30.0 million of proceeds from the Preferred Investment between the Series D Preferred Stock and the Warrants based on their relative fair values as follows:

(in thousands)	
Series D Preferred Stock	$ 26,128
Warrants Settlements in kind or expired	3,872
Total	$ 30,000

We allocated the $30 million in proceeds received from the issuance of the Preferred Stock and warrants to those instruments based on their relative fair values, which resulted in a $3.9 million beneficial conversion feature. We recorded the $3.9 million beneficial conversion feature as a further discount to the Series D Preferred Stock and an increase to additional paid-in capital.

The Series D Preferred Stock was immediately convertible into shares of our common stock. As a result, the discount was immediately recognized as a deemed dividend and included in preferred stock dividends in the accompanying consolidated statement of operations. The Series D Preferred Stock contains redemption features that are not solely within our control. As a result, the Series D Preferred Stock is classified outside of permanent equity. The Series D Preferred Stock is recorded at this time at initial fair value and not at its Liquidation Amount as it is not probable that it will be redeemed.

We agreed to issue the Preferred Shares and the Warrants in reliance upon the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act"). The Preferred Shares issued in the Preferred Investment, including the shares of the Company's Common Stock into which the Preferred Shares and Warrants may be converted, are "restricted securities" as that term is defined by Rule 144 under the Act, subject to a three year contractual lockup, and no registration rights have been granted.

On May 26, 2009, May 29, 2009, and June 1, 2009, we entered into stock purchase agreements with a total of seven accredited investors ("Investors") pursuant to which the Investors agreed to make a $31.0 million investment in the Company in exchange for 31,000,000 shares of our Common Stock at $1.00 per share, representing a range of discounts of approximately 16-21% to the average closing price of our Common Stock on the NYSE Amex for the five trading days immediately preceding the closing date of the agreements. The shares issued were restricted securities and were exempt from registration requirements under Section 4(2) of the Act because the transaction did not involve a public offering.

On February 23, 2009, we entered into a Stock Purchase Agreement with the Gamma Trust, pursuant to which the Gamma Trust agreed to make a $20.0 million cash investment in the Company in exchange for 20,000,000 shares (the "Shares") of our Common Stock, at $1.00 per share, representing an approximately 20% discount to the average closing price of our Common Stock on the NYSE Amex for the five trading days immediately preceding the effective date of Audit Committee and stockholder approval of the transaction. We issued the Shares and received the proceeds on April 27, 2009. The Shares issued were restricted securities, subject to a two-year lockup and no registration rights were granted.

On September 10, 2008, we issued 13,513,514 shares of our Common Stock to a group of investors, including members of the Frost Group, in exchange for $15.0 million. The shares were issued at $1.11 per share, representing an approximately 40% discount to the five-day average closing price of our Common Stock on the NYSE Amex. The shares issued were restricted securities, subject to a two year lockup, and no registration rights have been granted. The issuance of the shares was exempt from the registration requirements under Section 4(2) of the Act because the transaction did not involve a public offering.

Note 7 Shareholders' Equity

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Subject to the rights of the holders of any shares of preferred stock currently outstanding or which may be issued in the future, the holders of the common stock are entitled to receive dividends from our funds legally available when, as and if declared by our board of directors, and are entitled to share ratably in all of our assets available for distribution to holders of common stock upon the liquidation, dissolution or winding-up of our affairs subject to the liquidation preference, if any, of any then outstanding shares of preferred stock. Holders of our common stock do not have any preemptive, subscription, redemption or conversion rights. Holders of our common stock are entitled to one vote per share on all matters which they are entitled to vote upon at meetings of stockholders or upon actions taken by written consent pursuant to Delaware corporate law. The holders of our common stock do not have cumulative voting rights, which means that the holders of a plurality of the outstanding shares can elect all of our directors. All of the shares of our common stock currently issued and outstanding are fully-paid and nonassessable. No dividends have been paid to holders of our common stock since our incorporation, and no cash dividends are anticipated to be declared or paid in the reasonably foreseeable future.

In addition to our equity-based compensation plans, we have issued warrants to purchase our common stock. Refer to Note 8 for additional information on our share-based compensation plans. The table below provides additional information for warrants outstanding as of December 31, 2010.

Warrants	Number of warrants	Weighted average exercise price	Expiration date
Outstanding at December 31, 2009	29,194,162		
Issued	—		
Exercised	—		
Expired	—		
Outstanding and Exercisable at December 31, 2010	29,194,162	$ 0.89	Various from September 2014 through March, 2017

Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by stockholders, to designate up to 10 million shares of preferred stock in one or more series and to fix or alter, from time to time, the designations, powers and rights of each series of preferred stock and the qualifications, limitations or restrictions of any series of preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the liquidation preference of any wholly issued series of preferred stock, any or all of which may be greater than the rights of the common stock, and to establish the number of shares constituting any such series.

Series A Preferred Stock

Of the authorized preferred stock, 4,000,000 shares have been designated Series A preferred stock. Dividends are payable on the Series A preferred stock in the amount of $0.25 per share, payable annually in arrears. At the option of our board of directors, dividends will be paid either (i) wholly or partially in cash or (ii) in newly issued shares of Series A preferred stock valued at $2.50 per share to the extent cash dividend is not paid.

Holders of Series A preferred stock have the right to convert their shares, at their option exercisable at any time, into shares of our common stock on a one-for-one basis subject to anti-dilution adjustments. These anti-dilution adjustments are triggered in the event of any subdivision or combination of our outstanding common stock, any payment by us of a stock dividend to holders of our common stock or other occurrences specified in the certificate of designations relating to the Series A preferred stock. We may elect to convert the Series A preferred stock into common stock or a substantially equivalent preferred stock in the case of a merger or consolidation in which we do not survive, a sale of all or substantially all of our assets or a substantial reorganization of us.

Each share of Series A preferred stock is entitled to one vote on all matters on which the common stock has the right to vote. Holders of Series A preferred stock are also entitled to vote as a separate class on any proposed adverse change in the rights, preferences or privileges of the Series A preferred stock and any increase in the number of authorized shares of Series A preferred stock. In the event of any liquidation or winding up of the Company, the holders of the Series A preferred stock will be entitled to receive $2.50 per share plus any accrued and unpaid dividends before any distribution to the holders of the common stock and any other class of series of preferred stock ranking junior to it.

We may redeem the outstanding shares of Series A preferred stock for $2.50 per share (plus accrued and unpaid dividends), at any time.

Series C Preferred Stock

Of the authorized preferred stock, 500,000 shares were designated Series C preferred stock. On June 22, 2007, 457,603 shares of Series C preferred stock were issued and outstanding and held by 30 stockholders. Cumulative dividends were payable on the Series C preferred stock in the amount of $1.54 per share when declared by the board of directors. On June 22, 2007, all outstanding shares (457,603 shares) of Series C preferred stock automatically converted into shares of common stock, on a one-hundred-for-one basis.

8% Series D Cumulative Convertible Preferred Stock

Of the authorized preferred stock, 2,000,000 shares were designated 8% Series D Cumulative Convertible Preferred Stock ("Series D Preferred Stock"). Holders of the Series D Preferred Stock are entitled to receive, when, as and if declared by the Company's Board of Directors, dividends on each share of Series D Preferred Stock at a rate per annum equal to 8.0% of the sum of (a) $24.80, plus (b) any and all declared and unpaid and accrued dividends thereon, subject to adjustment for any stock split, combination, recapitalization or other similar corporate action (the "Liquidation Amount"). All dividends shall be cumulative, whether or not earned or declared, accruing on an annual basis from the issue date of the Series D Preferred Stock. As of December 31, 2010 we had approximately $2.49 per Series D Preferred Share, or $3.0 million of Series D Preferred Stock dividends in arrears.

The Holders of Series D Preferred Stock have the right to receive notice of any meeting of holders of our Common Stock or Series D Preferred Stock and to vote (on an as-converted into Common Stock basis) upon any matter submitted to a vote of the holders of Common Stock or Series D Preferred Stock. Except as otherwise expressly set forth in the Company's Amended and Restated Certificate of Incorporation, as amended from time to time, the holders of Series D Preferred Stock will vote on each matter submitted to them with the holders of

Common Stock and all other classes and series of our capital stock entitled to vote on such matter, taken together as a single class.

With respect to dividend distributions (other than required dividends to the holders of our Series A Preferred Stock) and distributions upon liquidation, winding up or dissolution of the Company, the Series D Preferred Stock ranks senior to all classes of Common Stock, our Series A Preferred Stock, our Series C Preferred Stock, and to each other class of our capital stock existing now or hereafter created that are not specifically designated as ranking senior to or pari passu with the Series D Preferred Stock.

Upon the occurrence of a Liquidation Event (as defined in the Certificate of Designation), holders of Series D Preferred Stock are entitled to be paid, subject to applicable law, out of the assets of the Company available for distribution to its stockholders, an amount in cash (the "Liquidation Payment") for each share of Series D Preferred Stock equal to the greater of (x) the Liquidation Amount for each such share of Series D Preferred Stock outstanding plus (i) any declared and unpaid dividends and (ii) accrued dividends or (y) the amount for each share of Series D Preferred Stock the holders would be entitled to receive pursuant to the Liquidation Event if all of the shares of Series D Preferred Stock had been converted into Common Stock as of the date immediately prior to the date fixed for determination of stockholders entitled to receive a distribution in such Liquidation Event. Such Liquidation Payment will be paid before any cash distribution will be made or any other assets distributed in respect of any class of securities junior to the Series D Preferred Stock, including, without limitation, Common Stock and the Company's Series A Preferred Stock.

The holder of any share of Series D Preferred Stock may at any time and from time to time convert such share into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (A) the Liquidation Amount of the share by (B) the Conversion Price, which is initially $2.48, subject to adjustment as provided in the Certificate of Designation. Initially, the Series D Preferred Stock is convertible into 10 shares of the Company's Common Stock.

We may, at any time, convert the outstanding Series D Preferred Stock into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing (A) the Liquidation Amount of the shares by (B) the Conversion Price, but only if the closing bid price of the Common Stock exceeds $5.00 per share during any thirty (30) consecutive trading days prior to each conversion. Initially, the Series D Preferred Stock was convertible into 10 shares of the Company's Common Stock.

To the extent it is lawfully able to do so, we may redeem all of the then outstanding shares of Series D Preferred Stock by paying in cash an amount per share equal to $24.80 plus all declared or accrued unpaid dividends on such shares, subject to adjustment for any stock dividends or distributions, splits, subdivisions, combinations, reclassifications, stock issuances or similar events with respect to the Common Stock.

Note 8 Equity-Based Compensation

We maintain three equity-based incentive compensation plans, the 2007 Equity Incentive Plan, the 2000 Stock Option Plan, and the 1996 Stock Option Plan that provide for grants of stock options and restricted stock to our directors, officers, key employees and certain outside consultants. Equity awards granted under our 2007 Equity Incentive Plan are exercisable for a period up to seven years from the date of grant. Equity awards granted under our 2000 Stock Option Plan and the 1996 Stock Option Plan are exercisable for a period of up to 10 years from date of grant. Vesting periods range from immediate to 5 years.

We classify the cash flows resulting from the tax benefit that arises when the tax deductions exceed the compensation cost recognized for those equity awards (excess tax benefits) as financing cash flows. There were no excess tax benefits for the years ended December 31, 2010, 2009, and 2008.

Equity-based compensation arrangements to non-employees are accounted for at their fair value on the measurement date. The measurement of equity-based compensation is subject to periodic adjustment over the vesting period of the equity instruments.

Valuation and Expense Information

We recorded equity based compensation expense of $6.9 million, $4.5 million, and $6.7 million for the years ended December 31, 2010, 2009 and 2008, respectively, all of which were reflected as operating expenses. Of the $6.9 million of equity based compensation expense recorded in the year ended December 31, 2010, $5.2 million was recorded as selling, general and administrative expense and $1.7 million was recorded as research and development expenses. Of the $4.5 million of equity based compensation expense recorded in the year ended December 31, 2009, $3.2 million was recorded as selling, general and administrative expense and $1.3 million was recorded as research and development expenses. For the year ended December 31, 2008, of the $6.7 million of equity based compensation expense recorded, $4.2 million was recorded as selling, general and administration expense and $2.5 million was recorded as research and development expense.

We estimate forfeitures of stock options and recognize compensation cost only for those awards expected to vest. Forfeiture rates are determined for all employees and non-employee directors based on historical experience and our estimate of future vesting. Estimated forfeiture rates are adjusted from time to time based on actual forfeiture experience.

As of December 31, 2010, there was $8.2 million of unrecognized compensation cost related to the stock options granted under our stock plans. That cost is expected to be recognized over a weighted-average period of approximately 2 years.

Stock Options

We estimate the fair value of each stock option on the date of grant using a Black-Scholes option-pricing formula, applying the following assumptions, and amortize the fair value to expense over the option's vesting period using the straight-line attribution approach for employees and non-employee directors, and for awards issued to non-employees we recognize compensation expense on a graded basis, with most of the compensation expense being recorded during the initial periods of vesting:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Expected term (in years)	0.6 - 7.0	0.6 - 7.9	1.6 - 8.9
Risk-free interest rate	1.3% - 2.7%	1.4% - 3.0%	1.5% - 3.7%
Expected volatility	69% - 74%	70% - 77%	70% - 75%
Expected dividend yield	0%	0%	0%

Expected Term: The expected term of the stock options granted to employees and non-employee directors was calculated using the shortcut method. We believe this method is appropriate as our equity shares have been publicly traded for a limited period of time and as such we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The expected term of stock options issued to non-employee consultants is the remaining contractual life of the options issued.

Risk-Free Interest Rate: The risk-free interest rate is based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected life of the option.

Expected Volatility: The expected volatility was based on a peer group of publicly-traded stocks' historical trading which we believe will be representative of the volatility over the expected term of the options. We believe the peer group's historical volatility is appropriate as our equity shares have been publicly traded for a limited period of time.

Expected Dividend Yield: We do not intend to pay dividends on common stock for the foreseeable future. Accordingly, we used a dividend yield of zero in the assumptions.

We maintain incentive stock plans that provide for the grants of stock options to our directors, officers, employees and non-employee consultants. As of December 31, 2010, there were 11,106,725 shares of common stock reserved for issuance under our 2007 Incentive Plan. We intend to issue new shares upon the exercise of options. Stock options granted under these plans have been granted at an option price equal to the closing market value of the stock on the date of the grant. Options granted under these plans to employees typically become exercisable over four years in equal annual installments after the date of grant, and options granted to non-employee directors become exercisable in full one-year after the grant date, subject to, in each case, continuous service with the Company during the applicable vesting period. The Company assumed options to grant common stock as part of the mergers with Acuity Pharmaceuticals, Inc. and Froptix, Inc., which reflected various vesting schedules, including monthly vesting to employees and non-employee consultants.

A summary of option activity under our stock plans as of December 31, 2010, and the changes during the year is presented below:

Options	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2009	12,623,556	$ 2.36	5.5	$ 4,544
Granted	2,736,000	$ 2.25		
Exercised	(150,231)	$ 0.49		
Forfeited	(396,554)	$ 3.76		
Expired	(104,625)	$ 3.42		
Outstanding at December 31, 2010	14,708,146	$ 2.31	4.8	$ 23,464
Vested and expected to vest at December 31, 2010	13,852,934	$ 2.32	4.8	$ 22,134
Exercisable at December 31, 2010	6,775,064	$ 2.53	4.0	$ 10,467

The total intrinsic value of stock options exercised for the years ended December 31, 2010, 2009, and 2008 was $0.3 million, $3.8 million, and $9.5 million, respectively.

The weighted average grant date fair value of stock options granted for the years ended December 31, 2010, 2009 and 2008 was $1.39, $0.99, and $1.13, respectively. The total fair value of stock options vested during the years ended December 31, 2010, 2009 and 2008 was $3.4 million, $5.1 million, and $4.1 million, respectively. The following table provides the grant date fair value for each of the following groups of stock option activity during 2010:

Options	Number of options	Weighted average grant date fair value
Nonvested at December 31, 2009	7,516,418	$ 1.47
Granted	2,736,000	$ 1.39
Forfeited	396,554	$ 2.32
Nonvested at December 31, 2010	7,933,082	$ 1.32

Restricted Stock

In 2009, we issued 30,000 shares of restricted common stock to one of our independent board members. The restricted stock was granted under our 2007 Equity Incentive Plan with a term of seven years and vesting occurring five years after the grant date with certain events which would accelerate the vesting of the award. The restricted stock was valued using the grant date fair value which was equivalent to the closing price of our common stock on the grant date. We record the cost of restricted stock over the vesting period.

Note 9 Income Taxes

We operate in the following countries in which we are required to file tax returns: U.S., Canada, Mexico, Taiwan, and Chile.

The (expense) benefit for incomes taxes consists of the following:

(in thousands)	For the year ended December 31, 2010	2009	2008
Current			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	(489)	140	83
	(489)	140	83
Deferred			
Federal	—	—	—
State	—	—	—
Foreign	348	154	—
	348	154	—
Total, net	$ (141)	$ 294	$ 83

Deferred income tax assets and liabilities as of December 31, 2010 and 2009 are comprised of the following:

(in thousands)	December 31, 2010	December 31, 2009
Deferred income tax assets:		
Federal net operating loss	$ 33,489	$ 26,690
State net operating loss	3,694	4,816
Foreign net operating loss	1,481	1,198
Capitalized research and development expense	3,677	4,378
Research and development tax credit	2,342	6,492
Canadian research and development pool	1,212	1,464
Canadian tax credits	828	1,089
Amortization and depreciation	298	258
Accruals	19	555
Other	8,898	6,663
Deferred income tax assets	55,938	53,603
Deferred income tax liabilities:		
Intangible assets	(2,318)	(3,114)
Other	(308)	—
Deferred income tax liabilities	(2,626)	(3,114)
Net deferred income tax assets	53,312	50,489
Valuation allowance	(54,252)	(51,697)
Net deferred income tax liabilities	$ (940)	$ (1,208)

The change in deferred income tax assets, liabilities and valuation allowances at December 31, 2010 reflect the acquisition of various legal entities, including the tax attributes. The acquisitions were accounted for under U.S. GAAP as asset acquisitions and business combinations. As of December 31, 2010, we have federal, state, and foreign net operating loss carryforwards of approximately $162.7 million, $138.7 million, and $6.0 million, respectively, that expire at various dates through 2030. We have research and development tax credit carryforwards of approximately $2.7 million that expire in varying amounts through 2030. We have determined a full valuation allowance is required against all of our tax assets that we do not expect to be utilized by the turning of deferred income tax liabilities.

Under Section 382 of the Internal Revenue Code of 1986, as amended, certain significant changes in ownership may restrict the future utilization of our income tax loss carryforwards and income tax credit carryforwards in the United States. The annual limitation is equal to the value of our stock immediately before the ownership change, multiplied by the long-term tax-exempt rate (i.e., the highest of the adjusted Federal long-term rates in effect for any month in the three-calendar-month period ending with the calendar month in which the change date occurs). This limitation may be increased under the IRC§ 338 Approach (IRS approved methodology for determining recognized Built-In Gain). As a result, federal net operating losses and tax credits may expire before we are able to fully utilize them.

During 2008, we conducted a study to determine the impact of the various ownership changes that occurred during 2007 and 2008. As a result, we have concluded that the annual utilization of our net operating loss carryforwards ("NOLs") and tax credits is subject to a limitation pursuant to Internal Revenue Code section 382. Under the tax law, such NOLs and tax credits are subject to expiration from 15 to 20 years after they were generated. As a result of the annual limitation that may be imposed on such tax attributes and the statutory expiration period, some of these tax attributes may expire prior to our being able to use them. As we have established a valuation allowance against all of our net deferred tax assets, including such NOLs and tax credits, there is no current impact on these financial statements as a result of the annual limitation. This study did not conclude as to whether eXegenics' pre-merger NOLs were limited under Section 382. As such, of the $162.7 million of federal net operating loss carryforwards, at least approximately $52.0 million may not be able to be utilized.

Uncertain Income Tax Positions

We file Federal income tax returns in the U.S., Canada, Chile, Mexico, and Taiwan jurisdictions, as well as with various U.S. states and the Ontario province in Canada. We are subject to tax audits in all jurisdictions for which we file tax returns. Tax audits by their very nature are often complex and can require several years to complete. There are currently no tax audits that have commenced with respect to income returns in any jurisdiction.

U.S. Federal: Under the tax statute of limitations applicable to the Internal Revenue Code, we are no longer subject to U.S. federal income tax examinations by the Internal Revenue Service for years before 2006. However, because we are carrying forward income tax attributes, such as net operating losses and tax credits from 2006 and earlier tax years, these attributes can still be audited when utilized on returns filed in the future.

State: Under the statutes of limitation applicable to most state income tax laws, we are no longer subject to state income tax examinations by tax authorities for years before 2006 in states in which we have filed income tax returns. Certain states may take the position that we are subject to income tax in such states even though we have not filed income tax returns in such states and, depending on the varying state income tax statutes and administrative practices, the statute of limitations in such states may extend to years before 2006.

Foreign: Under the statutes of limitations applicable to our foreign operations, we are no longer subject to tax examination for years before 2006 in jurisdictions we have filed income tax returns.

As a result of our January 1, 2007 implementation of ASC 740, the total amount of gross tax benefits, excluding the offsetting full valuation allowance, that became unrecognized, was approximately $0.4 million. There were no accrued interest and penalties resulting from such unrecognized tax benefits. As of December 31, 2010 and December 31, 2009, the total amount of gross unrecognized tax benefits was approximately $5.4 million and $6.8 million, respectively, and accrued interest and penalties on such unrecognized tax benefits was $0 in each period.

The following table rolls forward the 2010 activity in our gross unrecognized income tax benefits.

(in thousands)	
Unrecognized tax benefits January 1, 2010	$ 6,818
Gross increases – tax positions in prior period	—
Gross decreases – tax positions in prior period	(1,405)
Unrecognized tax benefits at December 31, 2010	$ 5,413

There are no net unrecognized tax benefits that, if recognized, would impact the effective tax rate as of December 31, 2010 as a result of the full valuation allowance.

Other Income Tax Disclosures

The significant elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

	For the year ended December 31,		
	2010	2009	2008
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.5	3.7	3.6
Foreign income tax	(1.0)	0.1	—
Acquired in-process research and development	—	(2.6)	(1.4)
Research and development tax credits	5.8	6.7	10.7
OID	3.7	5.0	—
Impairment of goodwill	—	(1.4)	—
Other items including valuation allowance and permanent items	(47.0)	(45.5)	(48.0)
Other	(0.8)	0.0	0.3
Total	(0.8)%	1.0%	0.2%

The following table reconciles our losses before income taxes between U.S. and foreign jurisdictions:

	For the year ended December 31,		
(in thousands)	2010	2009	2008
Pre-tax loss			
U.S.	$ (16,256)	$(29,214)	$ (37,153)
Foreign	(1,815)	(840)	(2,764)
Total	$(18,071)	$(30,054)	$ (39,917)

Note 10 Supplemental Cash Flow Information

Supplemental cash flow information is summarized as follows:

	For the year ended December 31,		
(in thousands)	2010	2009	2008
Interest paid	$ 4,386	$ 95	$ 101
Income taxes paid, net	$ 235	$ —	$ —
Non-cash financing			
Issuance of capital stock to acquire Exakta-OPKO and Vidus	$ 1,999	$ —	$ 1,319

Note 11 Related Party Transactions

We have a $12.0 million line of credit with the Frost Group, a related party. On June 2, 2010 we repaid all amounts outstanding on the line of credit including $12 million in principal and $4.1 million in interest. The line of credit, which previously expired on January 11, 2011, was renewed on February 22, 2011 until March 31, 2012 on substantially the same terms as in effect at the time of expiration. We have the ability to draw funds under the line of credit until its expiration in March 2012. We are obligated to pay interest upon maturity, capitalized quarterly, on outstanding borrowings under the line of credit at an 11% annual rate. The line of credit is collateralized by all of our U.S. personal property except our intellectual property.

In November 2010, we made an investment in Fabrus, LLC, a privately held early stage biotechnology company with next generation therapeutic antibody drug discovery and development capabilities. In exchange for the investment, we acquired approximately 13% of Fabrus' outstanding membership interests on a fully diluted basis. Our investment was part of a $2.1 million financing for Fabrus. Other investors participating in the financing include Frost Gamma Investments Trust, of which Phillip Frost is the sole trustee, and Hsu Gamma Investment, L.P., of which Jane Hsiao, the Company's Vice Chairman and Chief Technical Officer, serves as the general partner. In connection with the financing, Drs. Frost and Hsiao joined the Fabrus Board of Managers. Dr. Richard Lerner, a director of the Company, owns approximately 5% of Fabrus. Vaughn Smider, Founder and CEO of Fabrus, is an Assistant Professor at The Scripps Research Institute ("TSRI"). Dr. Frost serves as a Trustee for TSRI, and Richard Lerner serves as its President.

On July 20, 2010, we entered into a use agreement for approximately 1,100 square feet of space in Jupiter, Florida to house our molecular diagnostics operations with TSRI. Dr. Frost is a member of the Board of Trustees of TSRI and Dr. Richard Lerner, a member of our Board of Directors, is also the President of TSRI. Pursuant to the terms of the use agreement, which is effective as of November 1, 2009, gross rent is approximately $40 thousand per year for a two-year term which may be extended, upon mutual agreement, for one additional year.

On June 1, 2010, the Company entered into a cooperative research and development agreement with Academia Sinica in Taipei, Taiwan, for pre-clinical work for a compound against various forms of cancer. Dr. Alice Yu, a member of our board of directors, is a Distinguished Research Fellow and Associate Director at the Genomics Research Center, Academia Sinica. In connection with the agreement, we are required to pay Academia Sinica approximately $0.2 million over the term of the agreement.

Effective March 5, 2010, the Frost Group assigned two license agreements with Academia Sinica to the Company. The license agreements pertain to alpha-galactosyl ceramide analogs and their use as immunotherapies and peptide ligands in the diagnosis and treatment of cancer. In connection with the assignment of the two licenses, the Company agreed to reimburse the Frost Group for the licensing fees previously paid by the Frost Group to Academia Sinica in the amounts of $50 thousand and $75 thousand, respectively, as well as reimbursement of certain expenses of $50 thousand.

Effective September 21, 2009, we entered into an agreement pursuant to which we invested $2.5 million in Cocrystal in exchange for 1,701,723 shares of Cocrystal's Convertible Series A Preferred Stock. A group of Investors, led by the Frost Group (the "CoCrystal Investors"), previously invested $5 million in Cocrystal, and agreed to invest an additional $5 million payable in two equal installments in September 2009 and March 2010. As a result of an amendment to the CoCrystal Investors agreements dated June 9, 2009, OPKO, rather than the CoCrystal Investors, made the first installment investment ($2.5 million) on September 21, 2009. Refer to Note 2.

On September 18, 2009, we entered into the Preferred Purchase Agreement with various investors. Refer to Note 6. Included among the investors is the Gamma Trust, Hsu Gamma Investment, L.P, a limited partnership controlled by Jane H. Hsiao and Oracle Partners LP, a limited partnership in which Dr. Frost is a limited partner.

On July 20, 2009, we entered into a worldwide exclusive license agreement with Academia Sinica in Taipei, Taiwan, for a new technology to develop protein vaccines against influenza and other viral infections. Dr. Alice Yu, a member of our board of directors, is a Distinguished Research Fellow and Associate Director at the Genomics Research Center, Academia Sinica.

On June 16, 2009, we entered into an agreement to lease approximately 10,000 square feet of space in Hialeah, Florida to house manufacturing and service operations for our ophthalmic instrumentation business (the "Hialeah Facility") from an entity controlled by Dr. Frost and Dr. Jane Hsiao. Pursuant to the terms of a lease agreement, which is effective as of February 1, 2009, gross rent is $0.1 million per year for a one-year lease and was extended through February 1, 2011. From April 2008 through January 2009, we leased 20,000 square feet at the Hialeah Facility from a third party landlord pursuant to a lease agreement which contained an option to purchase the facility. We initially elected to exercise the option to purchase the Hialeah Facility in September 2008. Prior to closing, however, we assigned the right to purchase the Hialeah Facility to an entity controlled by Drs. Frost and Hsiao and leased a smaller portion of the facility as a result of several factors, including our inability to obtain outside financing for the purchase, current business needs, the reduced operating costs for the smaller space, and the minimization of risk and expense of unutilized space.

On June 10, 2009, we entered into a stock purchase agreement with Sorrento, pursuant to which we invested $2.3 million in Sorrento. Refer to Note 2. In exchange for the investment, we acquired approximately one-third of the outstanding common shares of Sorrento and received a fully-paid, exclusive license to the Sorrento antibody library for the discovery and development of therapeutic antibodies in the field of ophthalmology. On September 21, 2009, Sorrento entered into a merger transaction with Quikbyte Software, Inc. Prior to the merger transaction, certain investors, including Dr. Frost and other members of OPKO management, made an investment in Quikbyte. Dr. Richard Lerner, a member of our Board of Directors, serves as a consultant and scientific advisory board member to Sorrento and owns less than one percent of its shares.

On May 26, 2009, May 29, 2009, and June 1, 2009, we entered into stock purchase agreements with a total of seven accredited investors pursuant to which we agreed to sell an aggregate of 31 million shares of the Company's Common Stock in exchange for $31 million. Under the terms of each investment, OPKO issued shares to the investors at a price of $1.00 per share. Refer to Note 6. Oracle Partners, LP and Vector Group Ltd. were among the investors in the transaction and purchased 4 million and 5 million shares of our Common Stock, respectively. At the time of the investment, Dr. Frost may also be deemed to beneficially own 11.5% of Vector Group Ltd.'s outstanding stock.

On March 4, 2009, the Gamma Trust advanced $3.0 million to us under a Promissory Note we issued to the Gamma Trust, which was repaid in full on April 27, 2009, including interest of $48 thousand. Refer to Note 5.

In March 2009, we paid the $45 thousand filing fee to the Federal Trade Commission in connection with filings made by us and Dr. Frost, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"). The filings permitted Dr. Frost and his affiliates to acquire additional shares of our Common Stock upon expiration of the HSR waiting period on March 23, 2009.

On February 23, 2009, we entered into a Stock Purchase Agreement with the Gamma Trust, of which Dr Frost is the sole trustee. Refer to Note 6.

On September 10, 2008, in exchange for a $15.0 million cash investment in the Company, we issued 13,513,514 shares of our Common Stock to a group of investors which included members of the Frost Group. The shares were issued at a price of $1.11 per share, representing an approximately 40% discount to the 5 day average trading price of our stock on the NYSE Amex. Refer to Note 6.

In November 2007, we entered into an office lease with Frost Real Estate Holdings, LLC, an entity affiliated with Dr. Frost. The lease is for approximately 8,300 square feet of space in an office building in Miami, Florida, where the Company's principal executive offices are located. We had previously been leasing this space from Frost Real Estate Holdings on a month-to-month basis while the parties were negotiating the lease. The lease provides for payments of approximately $18 thousand per month in the first year increasing annually to $24 thousand per month in the fifth year, plus applicable sales tax. The rent is inclusive of operating expenses, property taxes and parking. The rent for the first year was reduced to reflect a $30 thousand credit for the costs of tenant improvements. From January 1, 2008 through October 1, 2008, we leased an additional 1,100 square feet of general office and laboratory space on a ground floor annex of our corporate office building pursuant to an addendum to the Lease, which required us to pay annual rent of $19 thousand per year for the annex space.

On September 19, 2007, we entered into an exclusive technology license agreement with Winston Laboratories, Inc. ("Winston"). On February 23, 2010, we provided Winston notice of termination of the license agreement, and the agreement terminated on May 24, 2010. Previously, members of the Frost Group beneficially owned approximately 30% of Winston Pharmaceuticals, Inc., and Dr. Uppaluri, our Chief Financial Officer, served as a member of Winston's board. Effective May 19, 2010, the members of the Frost Group sold 100% of Winston's capital stock beneficially owned by them (consisting of an aggregate of 18,399,271 outstanding shares of common stock and warrants to purchase an aggregate of 8,958,975 shares of common stock) to an entity whose members include Dr. Joel E. Bernstein, the President and Chief Executive Officer of Winston. As consideration for the sale, the Frost Group members received an aggregate of $789,500 in cash and non-recourse promissory notes in the aggregate principal amount of $10,263,500 (the "Promissory Notes"). Dr. Uppaluri resigned from the Winston board effective May 19, 2010. In connection with the license agreement, we reimbursed Winston $29 thousand, and $3 thousand in the years ended December 31, 2009 and 2008, respectively, for services provided by Winston personnel to assist us with the clinical program for the product we licensed.

As part of the merger with Acuity Pharmaceuticals, Inc. ("Acuity") in 2007, we assumed a line of credit with the Frost Group from Acuity and amended and restated that line of credit to increase borrowing availability. In connection with the increase of the borrowing availability, we issued 4,000,000 warrants to the Frost Group. Refer to Note 5.

We reimburse Dr. Frost for Company-related use by Dr. Frost and our other executives of an airplane owned by a company that is beneficially owned by Dr. Frost. We reimburse Dr. Frost in an amount equal to the cost of a first class airline ticket between the travel cities for each executive, including Dr. Frost, traveling on the airplane for Company-related business. We do not reimburse Dr. Frost for personal use of the airplane by Dr. Frost or any other executive; nor do we pay for any other fixed or variable operating costs of the airplane. For the fiscal years ending

December 31, 2010, 2009, and 2008, we reimbursed Dr. Frost approximately $46 thousand, $92 thousand, and $108 thousand, respectively, for Company-related travel by Dr. Frost and other OPKO executives.

During the year ending December 31, 2008, we reimbursed SafeStitch Medical, Inc. ("SafeStitch") approximately $49 thousand for time SafeStitch's personnel spent assisting us with the implementation of certain quality and control standard operating procedures at our manufacturing facility in Toronto, Ontario. Dr. Hsiao serves as chairman of the board of directors for SafeStitch; Steven Rubin and Richard Pfenniger, each of whom are members of our board of directors, also serve on the board of directors of SafeStitch. We have not reimbursed SafeStitch any amounts in 2010 or 2009.

Note 12 Employee Benefit Plans

Effective January 1, 2007, the OPKO Health Savings and Retirement Plan ("Plan") permits employees to contribute up to 50% of qualified pre-tax annual compensation up to annual statutory limitations. The discretionary company match for employee contributions to the Plan is 100% of up to the first 4% of the participant's earnings contributed to the Plan. Our matching contributions to the plan were approximately $0.2 million for each of the years ended December 31, 2010 and 2009.

Note 13 Commitments and Contingencies

On January 7, 2010, we received a letter from counsel to Nidek Co., Ltd. ("Nidek") alleging that Ophthalmic Technologies, Inc. ("OTI") or OPKO breached its service obligations to Nidek under the Service Agreement between OTI, Nidek and Newport Corporation, dated December 29, 2006, and the Service Agreement by and between Nidek and OTI, dated the same date. We have had discussions with Nidek regarding the matter, but it is too early to assess the likelihood of litigation in this matter or the probability of a favorable or unfavorable outcome. We do not believe this matter will have a material impact on our results of operations or financial condition. We are also assessing possible claims of indemnification against a supplier in connection with the matter.

On May 6, 2008, we completed the acquisition of Vidus. Pursuant to a Securities Purchase Agreement with Vidus, each of its stockholders, and the holders of convertible promissory notes issued by Vidus, we acquired all of the outstanding stock and convertible debt of Vidus in exchange for (i) the issuance and delivery at closing of 658,080 shares of our Common Stock (the "Closing Shares"); (ii) the issuance of 488,420 shares of our Common Stock to be held in escrow pending the occurrence of certain development milestones (the "Milestone Shares"); and (iii) the issuance of options to acquire 200,000 shares of our Common Stock. Additionally, in the event that the stock price for our Common Stock at the time of receipt of approval or clearance by the U.S. Food & Drug Administration of a pre-market notification 510(k) relating to the Aquashunt™ is not at or above a specified price, we will be obligated to issue an additional 413,850 shares of our Common Stock.

We are a party to other litigation in the ordinary course of business. We do not believe that any such litigation will have a material adverse effect on our business, financial condition, or results of operations.

We expect to incur substantial losses as we continue the development of our product candidates, continue our other research and development activities, and establish a sales and marketing infrastructure in anticipation of the commercialization of our diagnostic and pharmaceutical product candidates. We currently have limited commercialization capabilities, and it is possible that we may never successfully commercialize any of our diagnostic and pharmaceutical product candidates. We do not currently generate revenue from any of our diagnostic and pharmaceutical product candidates. Our research and development activities are budgeted to expand over a period of time and will require further resources if we are to be successful. As a result, we believe that our operating losses are likely to be substantial over the next several years. We will need to obtain additional funds to further develop our research and development programs, and there can be no assurance that additional capital will be available to us on acceptable terms, or at all.

Note 14 Strategic Alliances

We plan to develop a portfolio of product candidates through a combination of internal development and external partnerships. On December 10, 2010, we entered into a definitive agreement granting TESARO exclusive rights to the development, manufacture, commercialization and distribution of rolapitant and a related compound. Refer to Note 2. We have also completed strategic deals with the Trustees of the University of Pennsylvania, the University of Florida Research Foundation, the University of Texas Southwestern, and Academia Sinica, among others. In connection with these license agreements, upon the achievement of certain milestones we are obligated to make certain payments and upon sales of products developed under the license agreements, have royalty obligations. At this time, we are unable to estimate the timing and amounts of payments as the obligations are based on future development of the licensed products.

Note 15 Leases

We conduct certain of our operations under operating lease agreements. Rent expense was approximately $1.0 million for the year ended December 31, 2010, and $0.7 million for the year ended December 31, 2009.

As of December 31, 2010, the aggregate future minimum lease payments under all non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

Year Ending	(in thousands)
2011	$ 506
2012	270
2013	—
2014	—
2015	—
Total minimum lease commitments	$ 776

Note 16 Segments

We currently manage our operations in two reportable segments, pharmaceutical and instrumentation segments. The pharmaceutical segment consists of two operating segments, our (i) pharmaceutical research and development segment which is focused on the research and development of pharmaceutical products, diagnostic tests and vaccines, and (ii) the pharmaceutical operations we acquired in Chile and Mexico through the acquisition of OPKO Chile and Exakta-OPKO. The instrumentation segment consists of ophthalmic instrumentation products and the activities related to the research, development, manufacture and commercialization of those products. There are no inter-segment sales. We evaluate the performance of each segment based on operating profit or loss. There is no inter-segment allocation of interest expense and income taxes.

Information regarding our operations and assets for the two segments and the unallocated corporate operations as well as geographic information are as follows:

(in thousands)	For the years ended December 31, 2010	2009	2008
Product revenue			
Pharmaceutical	$ 21,763	$ 4,418	$ —
Instrumentation	8,386	8,729	9,440
Corporate	—	—	—
	$ 30,149	$ 13,147	$ 9,440
Operating income (loss)			
Pharmaceutical	$ 373	$ (11,920)	$ (19,437)
Instrumentation	(5,971)	(6,843)	(9,704)
Corporate	(11,631)	(9,257)	(9,422)
	$ (17,229)	$ (28,020)	$ (38,563)
Depreciation and amortization			
Pharmaceutical	$ 2,082	$ 507	$ 29
Instrumentation	1,673	1,797	1,753
Corporate	115	53	41
	$ 3,870	$ 2,357	$ 1,823
Net loss of investees			
Pharmaceutical	$ (714)	$ (353)	$ —
Instrumentation	—	—	—
Corporate	—	—	—
	$ (714)	$ (353)	$ —
Product revenue			
United States	$ 827	$ 813	$ 112
Chile	17,977	4,418	—
Mexico	4,110	24	1
All others	7,235	7,892	9,327
	$ 30,149	$ 13,147	$ 9,440

	As of December 31, 2010	2009
Assets		
Pharmaceutical	$ 51,599	$ 28,813
Instrumentation	8,637	12,262
Corporate	17,610	46,355
	$ 77,846	$ 87,430

During the year ended December 31, 2010, we also recorded $6.7 million of license revenue related to our license agreement with TESARO and is part of our pharmaceutical business.

During the year ended December 31, 2010, one customer represented 13% of our total product revenue. During the year ended December 31, 2009, no customers represented greater than 10% of revenue. During the year ended December 31, 2008, four customers represented 18%, 17%, 13%, and 11%, respectively, of revenue. As of December 31, 2010, two customers represented 32% and 11% of our accounts receivable balance. As of December 31, 2009, two customers represented 32% and 19% of our accounts receivable balance.

Note 17 Fair Value Measurement

We record fair value at an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We utilize a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of December 31, 2010, we held money market funds that qualify as cash equivalents and forward contracts for inventory purchases (Refer to Note 18) that are required to be measured at fair value on a recurring basis. Our other assets and liabilities carrying value approximate their fair value due to their short-term nature.

Any future fluctuation in fair value related to these instruments that is judged to be temporary, including any recoveries of previous write-downs, would be recorded in accumulated other comprehensive income or loss. If we determine that any future valuation adjustment was other-than-temporary, we would record a charge to the consolidated statement of operations as appropriate.

Our financial assets and liabilities measured at fair value on a recurring basis, are as follows:

	Fair value measurements as of December 31, 2010			
(in thousands)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:				
Money market funds	$ 16,885	$ —	$ —	$ 16,885
Liabilities:				
Forward contracts	$ —	$ 689	$ —	$ 689

Note 18 Derivative Contracts

We enter into foreign currency forward exchange contracts to cover the risk of exposure to exchange rate differences arising from inventory purchases on letters of credit. Under these forward contracts, for any rate above or below the fixed rate, we receive or pay the difference between the spot rate and the fixed rate for the given amount at the settlement date.

We record derivative financial instruments on our balance sheet at their fair value as an accrued expense and the changes in the fair value are recognized in income in other expense net when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, we are required to meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge. At December 31, 2010, the forward contracts did not meet the documentation requirements to be designated as hedges. Accordingly, we recognize all changes in fair values in income.

The outstanding contracts at the end of the year 2010 have been valued at fair value, and their maturity details are as follows:

(in thousands) Days until maturity	Contract value	Fair value at December 31, 2010	Effect on loss
0 to 30	$ 359	$ 386	$ (27)
31 to 60	1,129	1,244	(115)
61 to 90	1,924	2,061	(137)
91 to 120	2,787	3,033	(246)
121 to 180	1,192	1,335	(143)
More than 180	379	400	(21)
Total	$ 7,770	$ 8,459	$ (689)

Note 19 Selected Quarterly Financial Data (Unaudited)

	For the 2010 Quarters Ended			
(in thousands)	March 31	June 30	September 30	December 31
Revenue	$ 7,922	$ 7,455	$ 7,599	$ 13,904
Gross margin	2,394	2,605	2,344	9,036
Net loss attributable to common shareholders	(5,346)	(6,876)	(8,010)	(1,318)
Basic and diluted loss per share	$ (0.02)	$ (0.03)	$ (0.03)	$ (0.01)

	For the 2009 Quarters Ended			
(in thousands)	March 31	June 30	September 30	December 31
Revenue	$ 2,301	$ 2,347	$ 1,501	$ 6,998
Gross (deficit) margin	740	583	446	1,811
Net (loss) income attributable to common shareholders	(9,055)	(5,734)	(10,298)	(9,744)
Basic and diluted (loss) income per share	$ (0.05)	$ (0.03)	$ (0.04)	$ (0.04)

Due to rounding, the quarterly per share amounts may not mathematically compute to the annual amount.

On December 10, 2010, we licensed our rolapitant development program and as a result, recorded $6.7 million of revenue. Refer to Note 2. In addition, we acquired Exakta-OPKO on February 16, 2010. On October 7, 2009 we acquired OPKO Chile. The results of operations include the results of Exakta-OPKO and OPKO Chile after their acquisitions. Refer to Note 2. In the fourth quarter of 2009, we recorded a $1.1 million impairment charge related to goodwill associated with our instrumentation business. Refer to Note 2. In the quarter ended September 30, 2009, we recorded a $3.9 million preferred stock dividend related to a beneficial conversion feature of our Series D Preferred Stock. Refer to Note 6.

Note 20 Subsequent Events

On March 14, 2011, we issued 27,000,000 shares of our Common Stock in a public offering at a price of $3.75 per share. The net proceeds received were approximately $96.4 million after deducting the underwriters discounts and commissions and other estimated offering expenses. We also granted the underwriters a 30-day option to purchase up to an additional 4,050,000 shares of our Common Stock to cover overallotments, if any. On March 15, 2011, representatives for the underwriters provided us notice that the underwriters exercised a portion of their 4,050,000 share over-allotment option for 2,397,029 additional shares of our Common Stock. As part of the offering, Frost Gamma Investments Trust, of which Phillip Frost is the sole trustee, and Hsu Gamma Investment, L.P., of which Jane Hsiao, the Company's Vice Chairman and Chief Technical Officer, serves as the general partner, purchased an aggregate of 3,733,000 shares of our Common Stock at the public offering price. Jefferies & Company, Inc. and J.P. Morgan Securities LLC acted as joint book-running managers for the offering. UBS Investment Bank and Lazard Capital Markets LLC acted as co-lead managers for the offering and Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc., acted as co-manager for the offering. Dr. Frost is the Chairman of the Board of Directors and principal shareholder of Ladenburg Thalmann Financial Services Inc.

On February 22, 2011, we entered into Amendment No. 2 (the "Amendment") to our Credit Agreement, dated March 27, 2007, as amended, with the Frost Group (the "Credit Agreement"). The Amendment renewed the Company's $12.0 million line of credit with the Frost Group. The line of credit, which previously expired on January 11, 2011, was renewed until March 31, 2012 on substantially the same terms as in effect at the time of expiration. We are obligated to pay interest upon maturity, compounded quarterly, on outstanding borrowings under the line of credit at an 11% annual rate.

On January 28, 2011, we entered into a definitive agreement (the "CURNA Merger Agreement") with CURNA, Inc., ("CURNA") and each of CURNA's shareholders and optionholders, pursuant to which we agreed to acquire all of the outstanding stock of CURNA in exchange for $10 million in cash. CURNA was a privately held company based in Jupiter, Florida, engaged in the discovery of new drugs for the treatment of a wide variety of illnesses, including cancer, heart disease, metabolic disorders and a range of genetic anomalies. Closing of the transaction occurred on January 31, 2011.

We have reviewed all subsequent events and transactions that occurred after the date of our December 31, 2010 consolidated balance sheet date, through the time of filing this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

The Company's management, under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures as defined in Securities and Exchange Commission ("SEC") Rule 13a-15(e) as of December 31, 2010. Based on that evaluation, CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that it files or submits under the Securities Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements according to generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective could provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, our independent registered public accounting firm, who also audited our consolidated financial statements included in this Annual Report on Form 10-K, as stated in their report which appears with our accompanying consolidated financial statements.

Changes to the Company's Internal Control Over Financial Reporting

As part of the Company's September 30, 2010 close process, the Company identified that it had not properly accounted for a beneficial conversion feature on, and the classification of convertible preferred stock. As a result, the Company has implemented additional controls and procedures over financial reporting including adding additional review procedures on its complex accounting issues. In addition, in connection with our acquisitions of Exakta-OPKO and OPKO Chile, we continue to implement a new accounting system, as well as standards and procedures, upgrading and establishing controls over accounting systems and adding employees who are trained and experienced in the preparation of financial statements in accordance with U.S. GAAP to ensure that we have appropriate internal control over financial reporting at Exakta-OPKO and OPKO Chile. Other than as set forth above with respect to Exakta-OPKO and OPKO Chile and the additional review procedures of complex accounting issues, there have been no changes to the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

The information required in Items 10 (Directors, Executive Officers and Corporate Governance), Item 11 (Executive Compensation), Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters), Item 13 (Certain Relationships and Related Transactions, and Director Independence), and Item 14 (Principal Accounting Fees and Services) is incorporated by reference to the Company's definitive proxy statement for the 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days of December 31, 2010.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) (1) Financial Statements: See Part II, Item 8 of this report.

(2) We filed our consolidated financial statements in Item 8 of Part II. Additionally, the financial statement schedule entitled "Schedule II – Valuation and Qualifying Accounts" has been omitted since the information required is included in the consolidated financial statements and notes thereto.

(3) Exhibits: See below.

Exhibit Number	Description
2.1[(1)]	Merger Agreement and Plan of Reorganization, dated as of March 27, 2007, by and among Acuity Pharmaceuticals, Inc., Froptix Corporation, eXegenics, Inc., e-Acquisition Company I-A, LLC, and e-Acquisition Company II-B, LLC.
2.2[(5)+]	Securities Purchase Agreement dated May 6, 2008, among Vidus Ocular, Inc., OPKO Instrumentation, LLC, OPKO Health, Inc., and the individual sellers and noteholders named therein.
2.3[(11)]	Purchase Agreement, dated February 17, 2010, among Ignacio Levy García and José de Jesús Levy García, Inmobiliaria Chapalita, S.A. de C.V., Pharmacos Exakta, S.A. de C.V., OPKO Health, Inc., OPKO Health Mexicana S. de R.L. de C.V., and OPKO Manufacturing Facilities S. de R.L. de C.V.
3.1[(2)]	Amended and Restated Certificate of Incorporation.
3.2[(4)]	Amended and Restated By-Laws.
3.3[(9)]	Certificate of Designation of Series D Preferred Stock.
4.1[(1)]	Form of Common Stock Warrant.
4.2[(9)]	Form of Common Stock Warrant.
10.1[(1)]	Form of Lockup Agreement.
10.2[(1)]	License Agreement, dated as of March 31, 2003, by and between the Trustees of the University of Pennsylvania and Acuity Pharmaceuticals, Inc. (Reich/Tolentino).
10.3[(1)]	License Agreement, dated as of March 31, 2003, by and between the Trustees of the University of Pennsylvania and Acuity Pharmaceuticals, Inc. (Reich/Gewirtz).
10.4[(1)]	First Amendment to License Agreement, dated as of August 1, 2003, by and between the Trustees of the University of Pennsylvania and Acuity Pharmaceuticals, Inc. (Reich/Tolentino).
10.5[(1)]	First Amendment to License Agreement, dated as of August 1, 2003, by and between the Trustees of the University of Pennsylvania and Acuity Pharmaceuticals, Inc. (Gewirtz).
10.6[(1)]	Credit Agreement, dated as of March 27, 2007, by and among eXegenics, Inc., The Frost Group, LLC, and Acuity Pharmaceuticals, LLC.
10.7[(1)]	Amended and Restated Subordination Agreement, dated as of March 27, 2007, by and among The Frost Group, LLC, Horizon Technology Funding Company LLC, Acuity Pharmaceuticals, LLC, and eXegenics, Inc.

10.8[(4)]	Share Purchase Agreement, dated April 11, 2007, by and between Ophthalmic Technologies, Inc. and eXegenics, Inc.
10.9[(3)]	Lease Agreement dated November 13, 2007, by and between Frost Real Estate Holdings, LLC and the Company.
10.10[(4)]	Share Purchase Agreement, dated as of November 28, 2007, by and among Ophthalmic Technologies, Inc., OTI Holdings Limited, and the Shareholders named therein.
10.11[(4)]	Exchange and Support Agreement, dated as of November 28, 2007, by and among OPKO Health, Inc. and OTI Holdings Limited and the holders of exchangeable shares named therein.
10.12[(4)]	Stock Purchase Agreement, dated December 4, 2007, by and between members of The Frost Group, LLC and the Company.
10.13[(4)*]	OPKO Health, Inc. 2007 Equity Incentive Plan.
10.14[(5)]	Form of Director Indemnification Agreement.
10.15[(5)]	Form of Officer Indemnification Agreement.
10.16[(6)]	Stock Purchase Agreement, dated August 8, 2008 by and among the Company and the Investors named therein.
10.17[(7)]	Stock Purchase Agreement, dated February 23, 2009 by and between the Company and Frost Gamma Investments Trust.
10.18[(7)]	Promissory Note to Frost Gamma Investments Trust, dated March 4, 2009.
10.19[(8)]	Form of Stock Purchase Agreement for transactions between the Company and Nora Real Estate SA., Vector Group Ltd., Oracle Partners LP, Oracle Institutional Partners, LP., Chung Chia Company Limited, Gold Sino Assets Limited and Grandtime Associates Limited.
10.20[(8)]	Stock Purchase Agreement, dated June 10, 2009, by and among the Company and Sorrento Therapeutics, Inc.
10.21[(9)]	Form of Securities Purchase Agreement Series D Preferred Stock.
10.22[(10)*]	Form of Restricted Share Award Agreement (Director).
10.23[(10)]	Cocrystal Discovery, Inc. Agreements.
10.24[(13)]	Stock Purchase Agreement, dated October 1, 2009, by and among the OPKO Chile Limitada and Inversones OPKO Limitada, subsidiaries of the Company, and the Sellers named therein.
10.25[+(12)]	Asset Purchase Agreement, dated October 12, 2009, by and between the Company and Schering Corporation.
10.26[(12)]	Letter Agreement, dated June 29, 2010, by and between the Company and Schering Corporation.
10.27[+]	Exclusive License Agreement by and between the Company and TESARO, Inc. dated December 10, 2010.
21	Subsidiaries of the Company.
23.1	Consent of Ernst & Young LLP.

31.1	Certification by Phillip Frost, Chief Executive Officer, pursuant to Exchange Act Rules 13a-14 and 15d-14.
31.2	Certification by Rao Uppaluri, Chief Financial Officer, pursuant to Exchange Act Rules 13a-14 and 15d-14.
32.1	Certification by Phillip Frost, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Rao Uppaluri, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Denotes management contract or compensatory plan or arrangement.

+ Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission.

(1) Filed with the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 2, 2007, and incorporated herein by reference.

(2) Filed with the Company's Current Report on Form 8-A filed with the Securities and Exchange Commission on June 11, 2007, and incorporated herein by reference.

(3) Filed with the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2007 for the Company's three-month period ended September 30, 2007, and incorporated herein by reference.

(4) Filed with the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2008 and incorporated herein by reference.

(5) Filed with the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2008 for the Company's three-month period ended June 30, 2008, and incorporated herein by reference.

(6) Filed with the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008 for the Company's three-month period ended September 30, 2008, and incorporated herein by reference.

(7) Filed with the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2009 for the Company's three-month period ended March 31, 2009, and incorporated herein by reference.

(8) Filed with the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2009 for the Company's three-month period ended June 30, 2009, and incorporated herein by reference.

(9) Filed with the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2009, and incorporated herein by reference.

(10) Filed with the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2009 for the Company's three-month period ended September 30, 2009, and incorporated herein by reference.

(11) Filed with the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2010 for the Company's three-month period ended March 31, 2010, and incorporated herein by reference.

(12) Filed with the Company's Amendment to Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 3, 2011.

(13) Filed with the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPKO HEALTH, INC.

By: /s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dr. Phillip Frost, M.D. Dr. Phillip Frost, M.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 16, 2011
/s/ Dr. Jane H. Hsiao Dr. Jane H. Hsiao	Vice Chairman and Chief Technical Officer	March 16, 2011
/s/ Steven D. Rubin Steven D. Rubin	Director and Executive Vice President – Administration	March 16, 2011
/s/ Rao Uppaluri Rao Uppaluri	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 16, 2011
/s/ Adam Logal Adam Logal	Executive Director of Finance, Chief Accounting Officer and Treasurer (Principal Accounting Officer)	March 16, 2011
/s/ Robert Baron Robert Baron	Director	March 16, 2011
/s/ Thomas E. Beier Thomas E. Beier	Director	March 16, 2011
/s/ Pascal J. Goldschmidt, M.D. Pascal J. Goldschmidt, M.D.	Director	March 16, 2011
/s/ Richard A. Lerner, M.D. Richard A. Lerner, M.D.	Director	March 16, 2011
/s/ John A. Paganelli John A. Paganelli	Director	March 16, 2011
/s/ Richard C. Pfenniger, Jr. Richard C. Pfenniger, Jr.	Director	March 16, 2011
/s/ Alice Lin-Tsing Yu, M.D., Ph.D. Alice Lin-Tsing Yu, M.D., Ph.D.	Director	March 16, 2011

EXHIBIT INDEX

Exhibit Number	Description
10.27+	Exclusive License Agreement by and between the Company and TESARO, Inc. dated December 10, 2010.
21	Subsidiaries of the Company.
23.1	Consent of Ernst & Young LLP.
31.1	Certification by Phillip Frost, Chief Executive Officer, pursuant to Exchange Act Rules 13a-14 and 15d-14.
31.2	Certification by Rao Uppaluri, Chief Financial Officer, pursuant to Exchange Act Rules 13a-14 and 15d-14.
32.1	Certification by Phillip Frost, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by Rao Uppaluri, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

\+ Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-3 No. 333-172168) of OPKO Health, Inc. and subsidiaries, and
2. Registration Statement (Form S-8 No. 333-144040) pertaining to the 2007 Equity Incentive Plan of OPKO Health, Inc. and subsidiaries;

of our reports dated March 16, 2011, with respect to the consolidated financial statements of OPKO Health, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of OPKO Health, Inc. and subsidiaries included in this Annual Report (Form 10-K) of OPKO Health, Inc. and subsidiaries for the year ended December 31, 2010.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 16, 2011

Exhibit 31.1

CERTIFICATIONS

I, Phillip Frost, certify that:

(1) I have reviewed this Annual Report on Form 10-K of OPKO Health, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2011

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Rao Uppaluri, certify that:

(1) I have reviewed this Annual Report on Form 10-K of OPKO Health, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2011

/s/ Rao Uppaluri
Rao Uppaluri
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of OPKO Health, Inc. (the "Company") on Form 10-K for the year ended December 31, 2010 (the "Report"), and pursuant to pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, I, Phillip Frost, Chief Executive Officer of the Company, certify that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.
Chief Executive Officer
March 16, 2011

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of OPKO Health, Inc. (the "Company") on Form 10-K for the year ended December 31, 2010 (the "Report"), and pursuant to pursuant to 18 U.S.C. §1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, I, Rao Uppaluri, Chief Financial Officer of the Company, certify that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Rao Uppaluri
Rao Uppaluri
Chief Financial Officer
March 16, 2011

OPKO Health, Inc. Board of Directors

Phillip Frost, M.D.
Chairman & Chief Executive Officer
OPKO Health, Inc

Jane Hsiao, Ph.D.
Vice Chairman &
Chief Technical Officer
OPKO Health, Inc.

Steven D. Rubin
Executive Vice President — Administration
OPKO Health, Inc.

Robert Baron
Entrepreneur

Thomas E. Beier
Former Senior Vice President — Finance and
Chief Financial Officer
IVAX Corporation

Pascal J. Goldschmidt, M.D.
Senior Vice President for Medical Affairs
and Dean of the University of Miami Leonard M. Miller
School of Medicine

Richard A. Lerner, M.D.
President
The Scripps Research Institute

John Paganelli
Chairman of the Board
Pharos Systems International

Richard C. Pfenniger, Jr.
Chairman, Chief Executive Officer and President
Continucare Corporation

Alice Lin-Tsing Yu, M.D., Ph.D.
Distinguished Research Fellow and
Associate Director
Genomics Research Center, Academia Sinica

OPKO Health, Inc. Executive Officers

Phillip Frost, M.D.
Chief Executive Officer & Chairman of the Board

Jane Hsiao, Ph.D.
Vice Chairman & Chief Technical Officer

Steven D. Rubin
Executive Vice President — Administration

Rao Uppaluri, Ph.D.
Senior Vice President and Chief Financial Officer

STOCK AND INVESTOR INFORMATION

Corporate Headquarters —
OPKO Health, Inc.
4400 Biscayne Boulevard
Miami, FL 33137
Telephone: (305) 575-4100

Independent Auditors—
Ernst & Young, LLP
201 South Biscayne Blvd.
Suite 3000
Miami, FL 33131

Common Stock Information —
OPKO Health, Inc. Common Stock, par value $.01, is listed on the NYSE Amex Exchange under the symbol "OPK".

Stockholder Service— *Stockholders desiring to change the name, address, or ownership of stock, report lost certificates, or consolidate accounts should contact the Transfer Agent & Registrar:*

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
Telephone: 800.937.5449

Annual Report on Form 10-K —
Stockholders may obtain a copy of OPKO Health, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2010, including the financial statements and the financial statement schedules, without charge by sending a request in writing to Investor Relations at OPKO's headquarters, 4400 Biscayne Blvd, Miami, Florida 33137.

Except for the historical matters contained herein, statements made in this report are forward looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Investors are cautioned that forward looking statements involve risks and uncertainties that may affect OPKO's business and prospects, including economic, competitive, governmental, technological, and other factors discussed in this report and in OPKO's filings with the Securities and Exchange Commission, including without limitation, the Annual Report on Form 10-K filed with the SEC on March 16, 2011.